Form 10-K, Exhibit 13
period 1995-08-31
VALLEY RESOURCES INC /RI/
filed 1995-11-29
CIK 102710

1995 Annual Report
Valley Resources, Inc.

Valley Resources, Inc.
Nineteen Hundred and Ninety-Five

     Fiscal 1995 has been a year of change and challenge for Valley Resources and subsidiaries.
     Under experienced leadership, Valley Resources has continued its long tradition of prudent management - a course which enabled it to rise to the challenge of the warm winter's financial impact while aggressively anticipating customer needs and preparing for the future.

Charles H. Goss
1930-1995
Chairman & Chief Executive Officer
Valley Resources, Inc.

(Photo of Charles H. Goss appears here)

     Valley Resources' Chairman & Chief Executive Officer Charles H. Goss passed away on February 22, 1995. Mr. Goss joined the former Blackstone Valley Gas & Electric Company in 1956 and held various management and executive positions throughout his 39-year career with the Corporation. Under his leadership, Valley Resources grew from a local natural gas distribution company to a diversified energy products and services company encompassing distribution utilities, propane companies and retail and wholesale merchandising subsidiaries. Mr. Goss was widely recognized as an active civic and business leader and served in various capacities in many local, state, regional and national organizations. One of the endeavors most dear to Mr. Goss was making investor relations presentations to existing and prospective shareholders around the country, and he loved sharing experiences with the many friends he made in the process. Valley Resources and the community will miss his guidance and support.

Cover Photo: View of the Mt. Hope Bridge and Aquidneck Island from water's edge at Roger Williams University in the Bristol & Warren service area.

Corporate
Overview


     Valley Resources, Inc. is a public utility holding company. The Corporation has six active wholly-owned subsidiaries: Valley Gas Company (Valley Gas or the Company) and Bristol & Warren Gas Company (Bristol), regulated natural gas distribution companies; Valley Appliance and Merchandising Company (VAMCO), a merchandising, appliance rental, sales and service company; Valley Propane, Inc. and The New England Gas Company, retail propane sales companies; and Morris Merchants, Inc. (Morris) d/b/a the Walter F. Morris Company, a representative distributor of franchised lines. Rhode Island Development and Exploration Company is currently inactive.


Financial
Highlights

For the year ended August 31 (in thousands)            1995         1994         1993

Operating revenues .............................   $   74,870   $   83,553   $   77,286
Operation expenses, maintenance and depreciation       64,392       71,275       65,729
Operating income before taxes ..................       10,478       12,278       11,557
Taxes -- other than Federal income .............        4,002        4,464        4,073
Taxes -- Federal income ........................          732        1,313        1,400
Other income - net of taxes ....................          115          227          253
Interest charges ...............................        3,304        2,902        2,610
Net income .....................................   $    2,555   $    3,826   $    3,727
Earnings per average common share outstanding ..   $     0.61   $     0.91   $     0.89
Dividends declared per common share ............   $     0.71   $     0.69   $     0.66
Net utility plant (thousands) ..................   $   47,411   $   44,207   $   42,313
Capital expenditures (thousands) ...............   $    5,916   $    4,553   $    5,340
Average number of common shares outstanding ....    4,222,662    4,205,760    4,203,398
Number of stockholders .........................        2,887        2,847        2,834

Message to
Stockholders

 The Corporation continues to invest in system improvements to ensure the safety and reliability of utility operations, such as the major upgrade to the LNG vaporization facilities which will be completed prior to the 1995-1996 heating season.


(Photo of LNG Vaporization facility appears here)

     The Corporation's fiscal 1995 financial performance was affected by the second warmest year in company history and a static regional economy. Warmer than normal temperatures, especially during the prime heating season, impacted utility and propane sales and earnings. Additionally, the merchandising subsidiaries found themselves in the throes of a sluggish economic climate. VAMCO, however, was able to improve earnings through the application of new technology. While we are not pleased with the 1995 financial results, we think it is important to focus on the very positive long-term prospects for Valley Resources and its subsidiaries. Fiscal 1995 saw significant change in the Corporation's senior management team. The untimely passing of Charles H. Goss, Chairman and Chief Executive Officer, and the planned retirements of Senior Vice Presidents Francis G. Chicoine and John H. St. Sauveur, and Assistant Vice President and Chief Engineer Robert S. Carlson, after many years of devoted service to the Corporation, resulted in the need to reorganize and realign management responsibilities. Valley Resources used this opportunity to improve the organizational structure, resulting in a 5.5% reduction in personnel. Through a planned development process, experienced and qualified employees were prepared to assume additional management responsibilities. As part of the Corporate-wide reorganization, significant work has been completed in developing a strategic plan for Valley Resources. The implementation of

Message to
Stockholders

     Construction of the Highland Corporate Park Expansion Project is underway. This development, which includes sites in both Woonsocket and Cumberland, is expected to generate over 5,000 jobs during the next ten years providing a significant stimulus to the local economy. Valley Gas has installed approximately 8,000 feet of new main in anticipation of serving the new customer load at Highland Park.

(Photo of Construction Crew working on Highland Corporate Park Expansion
 Projects appears here.)

this plan will provide an effective blueprint to successfully move the Corporation forward.
     The natural gas industry also continues its transition to a less regulated, more competitive environment. Valley Gas Company and Bristol & Warren Gas Company, our utility subsidiaries, have dealt effectively with the evolving challenges and opportunities resulting from the industry transition. We continue to work as a member of the Mansfield Consortium to cost effectively procure gas supply requirements. The Consortium, a group of New England gas utilities, is also exploring other opportunities where a consolidation of efforts could be beneficial. Our gas utilities are committed to remaining low-cost, efficient, customer-focused energy providers, determined to compete effectively to supply the energy needs of northern Rhode Island and the Bristol and Warren area. The Corporation continues to invest in system improvements to ensure the safety and reliability of utility operations, such as the major upgrade to the LNG vaporization facilities which will be completed prior to the 1995 - 1996 heating season.
     While economic growth in our service area is not as strong as we would like to see it, there are positive signs for the future. Construction of the Highland Corporate Park Expansion Project is underway. This development, which includes sites in both Woonsocket and Cumberland, is expected to generate over 5,000 jobs during the next ten years

Message to
Stockholders

Morris Merchants, Inc. is well positioned to improve effectiveness and profitability. A new information processing system will allow Morris to direct marketing activities more productively.

(Photo of Employees discussing the implementation of the new information processing system appears here)

providing a significant stimulus to the local economy. Valley Gas has installed approximately 8,000 feet of new main in anticipation of serving the new customer load at Highland Park. We expect steady growth from our utility operations as we supply new construction and conversions from alternate fuels. To assist that growth effort, the rate design approved in October 1995 provides for a commercial and industrial rate structure designed to foster economic development and to support growth in regional employment.
     Our nonutility operations, although more volatile than our utility businesses, do provide more opportunities for growth. Morris Merchants, Inc. is well positioned to improve effectiveness and profitability. A new information processing system will allow Morris to direct marketing activities more productively. VAMCO, in addition to its traditional markets of appliance sales, service and rentals, primarily directed at the residential sector, is expanding efforts in the commercial and industrial area. Improved results in this area are expected in fiscal 1996.
     Recognizing the long-term outlook of the Corporation and its ongoing earnings potential, the Board of Directors increased the dividend in March 1995 for the 17th consecutive year. The indicated annual dividend rate is 72 cents per share. During fiscal 1995, corporate executives made investor relations presentations in Milwaukee, Wisconsin; Portland, Maine; and Peoria, Illinois. The purpose of these presentations

Message to
Stockholders

is to increase investor knowledge and interest in the Corporation and to develop and enhance the investment base for future equity or public debt offerings. The Corporation's message was well received in each of these locations.
     In December 1994, Walter F. Morris retired from the Board of Directors. Mr. Morris was previously Chairman and Chief Executive Officer of Morris Merchants, Inc. and brought a wealth of experience and knowledge to the Board. His service to the Corporation will be greatly missed. The Board of Directors elected C. Hamilton Davison, President of Paramount Cards, Inc., to fill a Board vacancy effective September 19, 1995. On behalf of the Board of Directors, I would like to express our appreciation to all employees for their dedication and commitment to the Corporation, to our shareholders for their ongoing support, and to our customers for their confidence in Valley Resources and our products. Fiscal 1995 was a year of change and challenge for the Corporation but we believe that Valley Resources is well positioned to prosper and grow during the second half of this decade and beyond.

        Sincerely,


        Alfred P. Degen
        President &
        Chief Executive Officer

(Photo of Alfred P. Degen, President & Chief Executive Officer appears here)

Summary of Annual
Earnings and Dividends

     Consolidated net income is derived from the earnings of the Corporation's six active subsidiaries: Valley Gas Company, Bristol & Warren Gas Company, Valley Appliance and Merchandising Company, Valley Propane, Inc., The New England Gas Company and Morris Merchants, Inc. Consolidated net income for fiscal 1995 was $2,554,900 or $0.61 per average common share outstanding, as compared to $3,826,000 or $0.91 per share in fiscal 1994.
     Our utility subsidiaries, Valley Gas and Bristol, contributed $1,665,400 to consolidated net income, down from $2,914,300 in fiscal 1994. The significant decline in earnings was due primarily to the impact of weather. The weather in fiscal 1995, which was the second warmest in the Corporation's history, was approximately 9.9 percent warmer than last year and 8.2 percent warmer than normal. The critical winter period was 15.5 percent warmer than last year and
9.8 percent warmer than normal. Also affecting utility earnings were a static regional economy and higher interest costs due to increased interest rates.
     The contribution of nonutility operating companies to consolidated earnings was $889,500, as compared to $911,700 for fiscal 1994. This decrease is a reflection of the regional economy on wholesale operations and the impact of the warmer weather on the propane operations; both of which were partially offset by the improved performance of retail merchandising operations.
     In April 1995, the Board of Directors increased the dividend 2.9 percent to an indicated annual rate of $0.72 per share. The 10-year and 5-year compounded growth rates in dividends are 6 percent and 4.1 percent, respectively. This is the seventeenth consecutive year of dividend increases. The Board's continuing philosophy and policy is to pay a reasonable percentage of sustainable corporate earnings in the form of dividends.


Sales
Degree Days

               1991      1992      1993      1994      1995
Actual         5003      5887      6341      6459      5820
Normal         6409      6406      6406      6406      6339

Dividends
Per Share
               1991      1992      1993      1994      1995
               0.61      0.63      0.66      0.69      0.71

Year in Review

(Photo of new LNG vaporizer appears here)

     The efficient new LNG vaporizers at Valley Gas' peak shaving facility will increase capacity, operational flexibility and supply security.

Year in Review

     Fiscal 1995 has brought change and challenge to the Corporation. On March 2, 1995, Alfred P. Degen was elected Chief Executive Officer of the Corporation after the death of Charles H. Goss. Mr. Degen had joined the Corporation, as President & Chief Operating Officer, in July 1994, in anticipation of Mr. Goss' planned retirement in June, 1995. He brings to the Corporation 27 years of experience in the natural gas industry and a commitment to the Corporation's tradition of prudent management and vigorous pursuit of economic opportunity. This approach served the Corporation well in the face of the unusually warm winter and a static regional economic climate.
     The Corporation's subsidiaries were able to maintain the marketing momentum of last year by identifying and meeting customer needs. The well-known advantages of natural gas as a clean-burning, efficient fuel continue to answer the needs of the growing number of residential and commercial customers who converted from oil or electric energy this fiscal year. The Woonsocket Health Center, a large residential nursing facility, and the Cumberland Housing Authority's complex for the elderly are examples of electric-to-gas heating conversions which resulted in significant fuel cost savings for the customers as well as additional firm gas sales for Valley Gas.
     Specific concerns with environmental issues provided the subsidiaries with a particularly effective tool for marketing not only conversion to gas but also gas-fired equipment. Increasing awareness of the environmental hazards and regulatory burdens of underground oil tanks led to conversions to gas by such customers in the Valley Gas service area as the Woonsocket Industrial Complex, the Pawtucket Boys and Girls Club and the Pawtucket YMCA and, in Bristol's region, the American Tourister plant. Similarly, air quality regulations provided market impetus for installations of gas-fueled air emissions equipment for commercial customers of both Valley Gas and Bristol.
     Marketing efforts are not limited to only new accounts. Careful attention to the needs of existing customers is a critical component of the Corporation's marketing strategy. In addition, Valley Resources' subsidiary operations work together to maximize opportunities. The Corporation's close ties to the communities served by its subsidiaries continue to result in successful participation in the

Year in Review

(Photo of Pawtucket Boys & Girls Club appears here)

     Concern for the future of the environment led the Pawtucket Boys & Girls Club to Valley Resources' subsidiaries for conversion to gas and gas-fired equipment.

Year in Review

expansion and new development of existing customers such as Super Stop & Shop, a regional supermarket chain with stores in Pawtucket and Cumberland, and two condominium developments in the Bristol area which have requested gas conversion. The condominium conversions will also lead to additional appliance sales and rentals.
     The growth in customer base and new load achieved by the utility subsidiaries was offset in fiscal 1995 by increased interest expense and by the effect of the warmer than normal winter temperatures. The negative impact of the weather on revenues was mitigated by continued cost-cutting measures in all appropriate areas.
     The Corporation continues to invest in projects which are vital to the operational health and competitiveness of the subsidiaries. One such undertaking is the improvement of the Brown Street regulator station to enhance safety and increase the system deliverability in the Bristol service area. The Valley Gas LNG peak shaving facility is also being upgraded. The new LNG vaporizers will increase the plant's peaking capacity by 50 percent, thereby providing the Company with operational flexibility as well as enhanced security of supply.
     In June 1995, the Company acquired the franchise rights to provide gas service to a portion of the Town of Burrillville in rural Northwestern Rhode Island. Valley Gas now has the right to serve the eastern portion of the town, an area which is contiguous with the western boundary of Valley Gas' service area. While growth in Burrillville will have to be managed carefully, it holds promise for the future.
     Valley Gas continues to benefit from its membership in the Mansfield Consortium, a collaboration of several New England local distribution companies served by Tennessee Gas Pipeline. Through group participation, the Company renegotiated long-term contracts with two major suppliers which increased gas supply flexibility while avoiding any increase in costs.
     Valley Gas also obtained two new winter supply protections negotiated by the members of the Consortium. First is a long-term peaking arrangement with very favorable pricing provisions. The second is a mandatory mutual assistance pact among the Consortium members in the event of supply emergencies.
     Recently negotiated settlements with Tennessee Gas and Algonquin Gas

Year in Review

(Photo of Cumberland Housing Authority's Riverside Village appears here)

     The conversion from electric to gas heating at the Cumberland Housing Authority's Riverside Village brought a satisfied new customer on line.

Year in Review

pipelines have enabled both Valley Gas and Bristol to utilize their existing transportation capacity to move gas from underground storage to virtually any location on the interstate pipeline network. This development enhances both supply security and gas cost control. It also positions the companies to participate in the off-system sales market.
     Notwithstanding the static regional economy in fiscal 1995, long-awaited local industrial development is moving ahead as predicted. The Highland Corporate Park Expansion Project, centerpiece of the Blackstone Valley regional business development initiative, is under construction, and the first phase of gas main installation is complete. Another Valley Gas customer, Amica Insurance, has broken ground for plant expansion at its Lincoln facility. New construction of student residence units is also underway at Roger Williams University, one of Bristol's largest commercial customers.
     In January 1995, Valley Gas and Bristol filed a joint request with the Rhode Island Public Utilities Commission to adopt a single rate structure and to increase their combined operating revenues. The RIPUC authorized an increase in consolidated revenues of $1.2 million. It is expected the increased revenues will become effective in November 1995.
     Even in this year of decreased residential construction, VAMCO, the Corporation's merchandising subsidiary, was able to record gains by careful attention to the opportunities afforded by conversions to gas and by expanding its efforts to focus on the commercial and industrial heating equipment market.
     Morris Merchants, Inc., operates in seven northeastern states as a representative distributor of franchised plumbing and heating lines from manufacturers across the United States and Europe. Morris, located in Canton, Massachusetts, faced a regional decline in new construction which adversely affected sales and margins. In response to market conditions, Morris has restructured its sales efforts, and segments of the market have been identified for strategic expansion. The implementation of a new computer system is providing more information to support field representatives and is supplying management with critical data to improve productivity and responsiveness to customer needs. This information system enhancement is an example

Year in Review

(Photo of Roger Williams University appears here)

     Bristol & Warren will be supplying gas to the new student residences at Roger Williams University, one of Bristol's largest customers.

Year in Review

of the Corporation's ability to bring together the talents of its subsidiary units to improve overall corporate capabilities.
     The propane subsidiaries also experienced sales declines as a result of the warm heating season. Additionally, competitive pressures from large, national propane companies adversely affected the residential markets. Increasing focus on the commercial and industrial section partially offset residential declines.
     Valley Resources, Inc., is well positioned to maximize opportunities in both its regulated and non-regulated businesses. The Corporation's management team is committed to pursue reasonable growth opportunities and is strategically planning the movement of Valley Resources into the 21st century.

Dividends and
Market Data


                                   CASH               MARKET PRICE
1995                             DIVIDEND          HIGH           LOW
First Quarter .........      $        .175 $      13.25   $     12.00
Second Quarter ........               .175        12.63         10.75
Third Quarter .........               .18         11.38         10.50
Fourth Quarter ........               .18         11.50         10.38

1994
First Quarter .........      $        .17   $     16.13   $     14.13
Second Quarter ........               .17         15.25         13.50
Third Quarter .........               .175        14.00         11.50
Fourth Quarter ........               .175        12.63         10.63

Stockholder Statistics

STATE                                      SHARES            STOCKHOLDERS
                                     Number      Percent   Number   Percent
Rhode Island ..................    1,368,442      32.1      724       25.1
New York ......................      765,006      18.0      124        4.3
Massachusetts .................      672,822      15.8      553       19.2
Florida .......................      398,310       9.3      134        4.6
Missouri ......................      348,969       8.2       37        1.3
Illinois ......................       83,052       1.9      117        4.1
California ....................       66,460       1.6      119        4.1
Connecticut ...................       62,805       1.5      144        5.0
Texas .........................       46,459       1.1       69        2.4
Michigan ......................       45,641       1.1       74        2.6
Other .........................      402,831       9.4      792       27.3
                                   4,260,797     100.0    2,887      100.0

Financial
Information


Consolidated Statements of Earnings ...................................      16
Consolidated Statements of Cash Flows .................................      17
Consolidated Balance Sheets ...........................................   18-19
Consolidated Statements of Changes in Common Stock Equity .............      20
Consolidated Statements of Capitalization .............................      20
Notes to Consolidated Financial Statements ............................   21-29
Report of Independent Certified Public Accountants.....................      29
Management's Discussion and Analysis...................................   30-33
Summary of Consolidated Operations.....................................      34
Gas Operating Statistics...............................................      35
Directors..............................................................      36
Officers...............................................................      36
Corporate Information........................................ Inside Back Cover


Consolidated
Statements of Earnings

For the year ended August 31                                           1995           1994         1993
Operating revenues:
   Utility gas revenues .........................................   $56,012,913   $65,323,556   $59,293,553
   Nonutility revenues ..........................................    18,857,277    18,229,362    17,992,577
Total ...........................................................    74,870,190    83,552,918    77,286,130
Operating expenses:
   Cost of gas sold .............................................    30,229,359    38,233,511    33,410,402
   Cost of sales - nonutility ...................................    13,189,797    12,783,575    12,715,014
   Operations ...................................................    16,752,501    16,299,527    15,801,722
   Maintenance ..................................................     1,535,206     1,485,279     1,497,409
   Depreciation (Note A) ........................................     2,684,755     2,473,467     2,304,420
   Taxes  - other than Federal income ...........................     4,002,076     4,463,406     4,073,357
          - Federal income (Notes A and F) ......................       731,947     1,313,227     1,399,641
     Total ......................................................    69,125,641    77,051,992    71,201,965
Operating income ................................................     5,744,549     6,500,926     6,084,165
Other income - net of tax (Notes A and F) .......................       115,032       227,450       252,666
     Total income before interest ...............................     5,859,581     6,728,376     6,336,831
Interest charges:
   Long-term debt ...............................................     1,947,205     2,037,760     1,753,803
   Other ........................................................     1,357,451       864,590       855,798
     Total ......................................................     3,304,656     2,902,350     2,609,601
Net income available for common stock............................    $2,554,925     3,826,026    $3,727,230
Average number of common shares outstanding......................     4,222,662     4,205,760     4,203,398
Earnings per average common share outstanding ...................    $     0.61   $      0.91    $     0.89

The accompanying Notes are an integral part of these statements.

Consolidated
Statements of Cash Flows

For the year ended August 31                                                  1995            1994           1993
Increase (decrease) in cash:
Cash flows from operating activities:
 Net income ...........................................................   $  2,554,925    $ 3,826,026    $ 3,727,230
 Adjustments to reconcile net income to net cash:
   Depreciation .......................................................      2,684,755      2,473,467      2,304,420
   Provision for uncollectibles .......................................      1,274,238        959,404      1,074,391
   Deferred Federal income taxes ......................................        619,918      1,040,691        444,275
   Amortization of investment tax credits .............................        (50,144)       (44,940)       (44,940)
 Change in assets and liabilities:
   Accounts receivable ................................................     (1,612,297)      (492,220)    (1,684,361)
   Unbilled gas costs .................................................         (4,617)        (5,256)       (11,872)
   Fuel and other inventories .........................................        502,202        331,499        318,707
   Prepayments ........................................................        (72,088)       (31,177)       174,081
   Common stock held for dividend reinvestment plan ...................       (271,315)        23,530         66,941
   Prepaid pensions ...................................................       (572,320)      (784,454)      (689,842)
   Accounts payable ...................................................       (275,189)      (323,061)       858,419
   Security deposits ..................................................         30,945         47,803         20,742
   Taxes accrued ......................................................       (131,917)        69,422         62,415
   Deferred fuel costs ................................................      2,629,056      1,752,484       (702,669)
   Other ..............................................................       (578,144)      (500,288)        52,127
       Total adjustments ..............................................      4,173,083      4,516,904      2,242,834
   Net cash provided by operating activities ..........................      6,728,008      8,342,930      5,970,064
Cash flows from investing activities:
   Utility capital expenditures .......................................     (5,335,159)    (3,953,702)    (4,786,946)
   Nonutility capital expenditures ....................................       (580,772)      (599,725)      (552,924)
   Other investments ..................................................        (13,400)       (51,262)       (24,917)
   Net cash used by investing activities ..............................     (5,929,331)    (4,604,689)    (5,364,787)
Cash flows from financing activities:
   Dividends paid .....................................................     (2,989,702)    (2,900,408)    (2,775,027)
   Common stock transactions ..........................................        391,278        (95,418)       (27,406)
   Issuance of long-term debt, net of issuance costs ..................            -0-            -0-     21,313,000
   Retirement of long-term debt, including premium                          (1,333,000)       (95,000)   (10,830,100)
   Increase (decrease) in notes payable                                      3,000,000     (1,000,000)    (8,900,000)
   Net cash used by financing activities ..............................       (931,424)    (4,090,826)    (1,219,533)
Net decrease in cash ..................................................       (132,747)      (352,585)      (614,256)
Cash, beginning .......................................................        587,342        939,927      1,554,183
Cash, ending ..........................................................   $    454,595    $   587,342    $   939,927
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest .........................................................   $  3,265,612    $ 2,895,752    $ 2,277,359
     Federal income taxes .............................................   $    380,000    $   637,000    $ 1,102,000
Supplemental disclosures of noncash activity:
   Capital lease obligations incurred .................................   $    300,972    $   956,973    $   618,739


The accompanying Notes are an integral part of these statements.

Consolidated
Balance Sheets

August 31                                                                               1995              1994
Assets:
Utility plant, at cost (Notes A and D)..........................................     $72,759,666       $67,679,919
Less:  Accumulated provision for depreciation (Note A)..........................      25,348,673        23,472,766
Net utility plant...............................................................      47,410,993        44,207,153
Leased property-less accumulated amortization of $2,088,737 and $1,532,967......       2,013,647         2,436,429
Nonutility property-less accumulated provision for depreciation of $3,434,784...
   and $3,485,334 (Note A)......................................................       3,546,543         3,519,208
Other investments...............................................................       1,461,100         1,465,992
Current assets:
   Cash.........................................................................         454,595           587,342
   Accounts receivable-less allowance for uncollectibles of
     $655,951 and $653,927......................................................      10,686,414        10,348,353
   Deferred unbilled gas costs (Note A).........................................         434,291           429,674
   Fuel and other inventories (Note A)..........................................       5,384,483         5,886,685
   Prepayments..................................................................       1,159,331         1,087,243
   Common stock held for dividend reinvestment plan (Note B)....................         289,695            18,380
       Total current assets.....................................................      18,408,809        18,357,677
Deferred debits:
   Recoverable postretirement benefit (Note H)..................................         692,922           440,557
   Recoverable vacations accrued................................................         846,825           803,306
   Recoverable deferred Federal income taxes (Note F)...........................       5,713,177         5,743,664
   Recoverable transition obligation (Note H)...................................       1,325,000         3,172,000
   Unamortized debt discount and expense........................................       1,581,023         1,638,953
   Prepaid pensions (Note H)....................................................       5,545,463         4,973,143
   Other........................................................................       3,792,004         4,311,115
       Total deferred debits....................................................      19,496,414        21,082,738
       Total assets.............................................................     $92,337,506       $91,069,197


The accompanying Notes are an integral part of these statements.

Consolidated
Balance Sheets

August 31                                                                    1995              1994
Capitalization and liabilities:
Capitalization (see Consolidated Statements of Capitalization)...        $50,608,628       $53,070,950
Obligations under capital leases (Note D)........................          1,254,778         1,746,756
Current liabilities:
   Current maturities of long-term debt (Note D).................            500,000           450,000
   Obligations under capital leases (Note D).....................            758,870           689,674
   Notes payable (Note C)........................................         11,900,000         8,900,000
   Accounts payable..............................................          4,321,315         4,596,504
   Security deposits.............................................          1,162,005         1,131,060
   Taxes accrued.................................................            507,816           639,733
   Deferred fuel costs (Note A)..................................          3,150,767           521,711
   Accrued interest..............................................            655,045           631,038
   Other.........................................................            976,138           970,178
       Total current liabilities.................................         23,931,956        18,529,898
Commitments and contingencies (Note H)
Deferred credits:
   Unamortized investment tax credit (Note A)....................            773,141           823,285
   Transition obligation (Note H)................................          1,325,000         3,172,000
   Unfunded deferred Federal income taxes (Note F)...............          1,930,375         1,914,850
   Postretirement benefit obligation (Note H)....................            692,922           440,557
   Other ........................................................          1,729,504         1,853,603
       Total deferred credits....................................          6,450,942         8,204,295
   Deferred Federal income taxes (Notes A and F).................         10,091,202         9,517,298
       Total liabilities.........................................         41,728,878        37,998,247
       Total capitalization and liabilities......................        $92,337,506       $91,069,197


The accompanying Notes are an integral part of these statements.

Consolidated Statements of Changes in
Common Stock Equity



                                             Common Shares Issued       Paid in       Retained
                                                & Outstanding           Capital       Earnings

                                             Number        Amount

Balance, August 31, 1992 .............     4,213,043    $ 4,213,043   $17,817,979   $ 5,392,371
Add (deduct):
   Net income ........................                                                3,727,230
   Cash dividends on common stock ....                                               (2,775,027)
   Other .............................                                    (27,406)
Balance, August 31, 1993 .............     4,213,043      4,213,043    17,790,573     6,344,574
Add (deduct):
   Net income ........................                                                3,826,026
   Cash dividends on common stock ....                                               (2,900,408)
   Other .............................                                    (95,418)
Balance, August 31, 1994 .............     4,213,043      4,213,043    17,695,155     7,270,192
Add (deduct):
   Net income ........................                                                2,554,925
   Cash dividends on common stock ....                                               (2,989,702)
   Dividend reinvestment plan (Note B)        47,754         47,754       465,376
   Other .............................                                   (121,852)
Balance, August 31, 1995 .............     4,260,797    $ 4,260,797   $18,038,679   $ 6,835,415



Consolidated Statements
of Capitalization
August 31                                                        1995          1994
Common stock equity:
   Common stock, $1 par value (Note B)
     Authorized 20,000,000 shares
     Issued and outstanding 4,260,797 and 4,213,043 shares   $ 4,260,797   $ 4,213,043
   Paid in capital (Note B) ..............................    18,038,679    17,695,155
   Retained earnings (Notes B and E) .....................     6,835,415     7,270,192
                                                              29,134,891    29,178,390
Less:  Accounts receivable from Valley Gas
     Employee Stock Ownership Plan (Note D) ..............     3,142,200     3,142,200
         Total common stock equity .......................    25,992,691    26,036,190
Long-term debt (Note D):
   8% First Mortgage Bonds, due 2022 .....................    21,072,000    22,405,000
   9% Notes Payable, due 1999 ............................     2,138,937     2,724,760
   Note payable ..........................................     1,905,000     2,355,000
         Total ...........................................    25,115,937    27,484,760
   Less: Current maturities ..............................       500,000       450,000
         Total long-term debt ............................    24,615,937    27,034,760
         Total capitalization ............................   $50,608,628   $53,070,950


The accompanying Notes are an integral part of these statements.

Notes to Consolidated
Financial Statements

NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of Valley Resources, Inc. and its wholly-owned subsidiaries (the
Corporation) Valley Gas Company (Valley Gas or the Company), Valley Appliance and Merchandising Company (VAMCO), Rhode Island Development and Exploration Company (RIDEC), Valley Propane, Inc. (Valley Propane), Morris Merchants, Inc. (Morris Merchants) (d/b/a the Walter F. Morris Company), Bristol & Warren Gas Company (Bristol), and The New England Gas Company. All significant intercompany transactions have been eliminated where required.

REGULATION - The utility operations of Valley Gas and Bristol are subject to regulation by the Rhode Island Public Utilities Commission (RIPUC). Accounting policies conform with generally accepted accounting principles, as applied in the case of regulated public utilities, and are in accordance with the accounting requirements and rate making practices of the RIPUC.

DEPRECIATION - Annual provisions for depreciation for Valley Gas are determined on a composite straight-line basis. The composite rate for fiscal 1995, 1994 and 1993 was 2.72%.
     Depreciation provisions for other subsidiary companies are provided on the straight-line and accelerated methods at rates ranging from 2.86% to 34%.

DEFERRED FUEL COSTS - Valley Gas and Bristol tariffs include a Purchased Gas Price Adjustment (PGPA) which allows an adjustment of rates charged to customers in order to recover all changes in gas costs from stipulated base gas costs. The PGPA provides for an annual reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts collected as compared to costs incurred is deferred and either reduces the PGPA or is billed to customers over subsequent periods.

DEFERRED UNBILLED GAS COSTS - Revenue is recorded on the basis of bills rendered on a cycle basis throughout the month. The Company defers to the following month that portion of the base cost of gas delivered but not yet billed under the cycle billing system.

ACCOUNTING FOR INCOME TAXES - Income tax regulations allow recognition of certain transactions for tax purposes in time periods other than the period during which these transactions will be recognized in the determination of net income for financial reporting purposes. As required by generally accepted accounting principles, deferred income taxes are provided to reflect the tax effect of these timing differences in the proper accounting periods.
     In accordance with Financial Accounting Standards Board Statement No. 109 Accounting for Income Taxes, deferred income taxes are recorded for all book and tax temporary timing differences.
     Investment tax credits relating to Valley Gas and Bristol property have been deferred and will be amortized to income over the productive lives of the related assets. Investment tax credits earned by the Corporation's other subsidiary companies were recognized as a reduction of Federal income tax expense in the year utilized.

PENSION PLANS - The Company maintains two non-contributory defined benefit pension plans covering substantially all of the Company's employees. The plans provide benefits based on compensation and years of service. The Company's policy is to fund pension costs that are deductible for Federal income tax purposes (see Note H). Additionally, the Company maintains a 401(k) plan covering substantially all of the Company's employees. In fiscal 1995, 1994 and 1993, plan expense was $122,400, $112,900 and $124,700, respectively.
     Morris Merchants maintains an employee profit sharing plan covering substantially all of the employees who have completed one year of service. Contributions to the plan are at the discretion of the Board of Directors. In fiscal 1995, 1994 and 1993 profit sharing expense was $68,400, $73,700 and $77,700, respectively.

Notes to Consolidated
Financial Statements

     Bristol maintains a non-contributory defined contribution pension plan covering substantially all of its employees. The plan provides benefits based on hours worked and rate of pay. In fiscal 1995, 1994 and 1993 plan expense was $27,500, $23,100 and $26,400, respectively.


INVENTORIES - Fuel and other inventories at August 31, are as follows:
                                             1995         1994
Fuels (at average cost) ...............   $3,254,439   $3,812,655
Merchandise and other (at average cost)    1,051,585    1,074,957
Merchandise (at LIFO) .................    1,078,459      999,073
                                          $5,384,483   $5,886,685

Merchandise (at LIFO), if valued at current cost, would have been greater by $255,400 in 1995 and $270,000 in 1994.

RECLASSIFICATIONS - Certain amounts in the consolidated financial statements for fiscal 1994 and 1993 have been reclassified to conform with the presentation for fiscal 1995.

NOTE B:  COMMON STOCK AND RIGHTS

     Pursuant to the Corporation's dividend reinvestment plan, stockholders can reinvest dividends and make limited additional cash investments. Shares issued through dividend reinvestment can be acquired on the open market or original issue. In fiscal 1995, the Corporation issued 47,754 shares of common stock under provisions of the dividend reinvestment plan. All shares issued pursuant to the plan in fiscal 1994 and 1993 were open-market purchases. At August 31, 1995 and 1994, 26,190 and 1,496 shares, respectively, were held by the Corporation for issuance to the plan.
     On August 31, 1995, except as mentioned above, no shares of common stock of the Corporation were held by or for the account of the Corporation or were reserved for officers or employees or for options, warrants or other rights, except 60,356 shares of common stock reserved subject to sale under the Corporation's dividend reinvestment plan.
     Each share of common stock of the Corporation includes one preferred stock purchase Right which entitles the holder to purchase one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, par value $100, at a price of $35 per one one-hundredth of a share subject to adjustment. Initially the Rights will not be exercisable, and the Rights will trade automatically with common stock. The Rights will generally become exercisable, and separate certificates representing the Rights will be distributed, upon occurrence of certain events in excess of a stipulated percentage of ownership.
     The Rights should not interfere with any merger or business combination approved by the Board of Directors because, prior to the Rights becoming exercisable, the Rights may be redeemed by the Corporation at $0.01 per Right. The Rights have no dilutive effect and will not affect reported earnings per share.

NOTE C: SHORT-TERM DEBT

     The Corporation borrows on bank lines of credit at the prevailing interest rate available at the time of borrowing. The Corporation either pays commitment fees or maintains compensating balances in connection with these lines of credit. Commitment fees paid in fiscal 1995, 1994 and 1993 amounted to $94,500, $64,900, and $57,800, respectively. There are no legal restrictions on withdrawal of compensating balances.

Notes to Consolidated
Financial Statements
     A detail of short-term borrowings for fiscal 1995, 1994 and 1993 is as follows:

                                          1995            1994           1993
At year end
   Weighted average interest rate...       5.9%           5.2%           3.6%
   Unused lines of credit ..........   $15,100,000    $14,600,000    $10,100,000
For the year ended
   Weighted average interest rate...       6.2%           3.9%           4.3%
   Average borrowings ..............   $11,283,300    $10,991,700    $13,162,500
   Maximum month-end borrowings ....   $16,000,000    $14,900,000    $23,100,000
   Month of maximum borrowings .....     December        January       November

NOTE D:  LONG-TERM DEBT

     The composition of long-term debt is included in these financial statements in the separate Consolidated Statements of Capitalization. The aggregate amount of maturities and sinking fund requirements for each of the five fiscal years following fiscal 1995 are: 1996, $1,258,900; 1997, $2,068,300; 1998, $388,000;
1999, $2,230,300; and 2000, $57,100, inclusive of capitalized lease obligations.
     Valley Gas utility plant and equipment have been pledged as collateral to secure its long-term debt. In accordance with the redemption provisions of the Valley Gas 8% First Mortgage Bonds, $1,333,000 and $95,000 of the bonds were redeemed by holders in fiscal 1995 and fiscal 1994, respectively.
     The fair market value of the Corporation's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities. Management believes the carrying value of the debt approximates the fair value at August 31, 1995.
     Regulatory treatment allows payments under capital leases to be recorded as rental expenses. Rental expenses for all leases in fiscal 1995, 1994 and 1993 were $1,179,800, $1,235,200, and $1,059,300, respectively.
     Valley Resources, Inc. borrowed funds under a line of credit, due September 30, 1996, at rates less than the prevailing prime rate, which are restricted in their use to being loaned to the Company's Employee Stock Ownership Plan (ESOP). The receivable from the ESOP has been shown as a reduction of common stock equity. The financing by the ESOP is secured by the common stock of two unregulated subsidiaries and the unallocated shares held by the ESOP.
     The Valley Resources common stock purchased by the ESOP with the borrowed money is held by the ESOP trustee in a suspense account. As the Company makes contributions to the plan, a portion of the common stock is released from the suspense account and allocated to participating employees. Any dividends on unallocated shares are used to pay loan interest. There was no ESOP expense recorded in fiscal 1995 nor 1994. ESOP expense in fiscal 1993 was $262,800.

NOTE E:  RESTRICTION ON RETAINED EARNINGS

     At August 31, 1995, $949,000 of the retained earnings of Valley Gas were available for the payment of cash dividends to Valley Resources, Inc. under the most restrictive provisions of the Company's first mortgage bonds. There are no restrictions as to the payment of dividends for the other companies.

Notes to Consolidated
Financial Statements


NOTE F:  INCOME TAXES

     In fiscal 1994, the Corporation adopted Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes (SFAS 109). The adoption of SFAS 109 had no significant impact on the Corporation's financial statements. SFAS 109 requires, among other things, the recording of cumulative deferred income taxes on all temporary timing differences. As approved by the RIPUC, the utilities did not fully record deferred income taxes but, rather, flowed through certain tax benefits to utility customers. At August 31, 1995, the Corporation has a liability of $5,713,200 on the Consolidated Balance Sheets as recoverable deferred income taxes and a corresponding recoverable deferred charge. The liability represents the tax effect of timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The utilities are recovering unfunded deferred taxes from utility customers over the remaining book life of utility property.
     Federal income tax expense has been calculated based on filing a consolidated corporate tax return and is comprised of the following:

                                           1995           1994            1993
Current income tax expense:

   Operating expense ...............   $   112,029    $   272,536    $   955,366
   Nonoperating expense ............        71,230         82,678         90,235
                                           183,259        355,214      1,045,601
Deferred income tax expense:
   Accelerated depreciation ........       194,537        269,823        222,363
   Pensions ........................       194,588        266,715        234,547
   Uncollectibles ..................         2,142        (32,289)       (49,726)
   Accrued vacations ...............         1,658          1,112          1,415
   Directors' fees and interest ....        (8,744)       (46,169)       (29,997)
   Unbilled revenues ...............        (2,807)        (3,328)        59,205
   Bond premium ....................        (6,242)       176,387            -0-
   Unbilled gas costs ..............         1,569          1,787          4,036
   Rate case expenses ..............       174,290        (43,785)         8,141
   Capitalization of inventory costs        (2,079)        45,977         (5,709)
   Consulting contracts ............        64,389        150,111            -0-
   Software amortization ...........       140,856        254,350            -0-
   Alternative minimum tax .........      (180,000)           -0-            -0-
   Other ...........................        45,761            -0-            -0-
                                           619,918      1,040,691        444,275
   Total ...........................   $   803,177    $ 1,395,905    $ 1,489,876

     The Federal income tax amounts included in the Consolidated Statements of Earnings differ from the amounts which result from applying the statutory Federal income tax rate to income from operations before income tax. The reasons, with related percentage effects, are shown below:

                                                    1995    1994    1993
Statutory Federal rate ...........................   34%     34%     34%
   Maintenance costs capitalized for book purposes   (4)     (4)     (2)
   Cost of removal ...............................   (1)     (1)     (1)
   ESOP dividends ................................   (2)     (1)     (1)
   Prior year over accrual .......................   (2)    -0-     -0-
   Other .........................................   (1)     (1)     (1)
   Total .........................................   24%     27%     29%

Notes to Consolidated
Financial Statements


     Temporary differences which gave rise to the following deferred tax assets and liabilities at August 31, 1995 and 1994 are:
                                                                         1995             1994
Unbilled revenues ................................................   $    264,144   $    261,337
Other ............................................................        684,269        495,588
   Total deferred tax assets .....................................        948,413        756,925
Accelerated depreciation .........................................     (7,905,673)    (7,757,148)
Pensions .........................................................     (1,904,144)    (1,709,556)
Software amortization                                                    (395,206)      (254,350)
Other ............................................................       (834,592)      (553,169)
   Total deferred tax liabilities ................................    (11,039,615)   (10,274,223)
Total deferred taxes .............................................   $(10,091,202)  $ (9,517,298)

     The Corporation's nonutility operations are subject to state income taxes. For 1995, 1994 and 1993, state income taxes totaled $131,800, $125,300 and $160,300, respectively.

NOTE G:  REGULATORY MATTERS

     In January 1995, Valley Gas and Bristol filed revised tariffs with the RIPUC to consolidate their rate structure and to increase their combined annual revenues. On October 18, 1995, the RIPUC authorized the companies to adjust their tariffs to collect $1.2 million.

NOTE H:  COMMITMENTS AND CONTINGENCIES

     PENSION PLANS - The Company has two non-contributory defined benefit pension plans covering substantially all of the Company's employees and a supplemental pension plan covering certain officers of the Corporation.
     Net periodic pension income for 1995, 1994 and 1993 included the following components:

                                                       1995           1994           1993
Service cost - benefits earned during the period   $   470,907    $   472,621    $   413,795
Interest cost on projected benefit obligation ..     1,232,168      1,153,139      1,044,699
Actual return on plan assets ...................    (3,448,848)      (251,149)    (3,698,844)
Net amortization and deferral ..................     1,173,453     (2,159,065)     1,550,508
Net periodic pension income ....................   $  (572,320)   $  (784,454)   $  (689,842)

Plans Funded Status - July 31                                 1995           1994
Projected benefit obligations:
   Vested ...........................................   $ 15,143,093    $ 13,930,948
   Nonvested ........................................        140,275         125,089
   Accumulated ......................................     15,283,368      14,056,037
   Due to recognition of future salary increases ....      3,685,361       4,037,572
     Total ..........................................    (18,968,729)    (18,093,609)
Plan assets at fair value ...........................     26,885,983      24,312,009
Plan assets in excess of projected benefit obligation      7,917,254       6,218,400
Unrecognized transition amount ......................       (971,756)     (1,119,280)
Unrecognized net gains ..............................     (1,400,035)       (125,977)
Prepaid pension costs ...............................   $  5,545,463    $  4,973,143

Notes to Consolidated
Financial Statements

     Plan assets are invested in common stock, short-term investments and various other fixed income securities.
     The weighted-average discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 7 1/2 percent and 5 1/2 percent, respectively, as of July 31, 1995 and 1994. The expected long-term rate of return on assets was 9 percent for all years presented.

POSTRETIREMENT LIFE AND HEALTH BENEFIT PLAN - The Company sponsors a postretirement benefit plan that covers substantially all of the Company's employees. The plan provides medical, dental and life insurance benefits. The plan is non-contributory.
     During 1994, the Company adopted Statement of Financial Accounting Standards No. 106 Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106). Prior to 1994, expense was recognized when benefits were paid, which was $205,000 in 1993. In accordance with SFAS 106, the Company began recording the cost for this plan on an accrual basis for 1994. As permitted by SFAS 106, the Company will record the transition obligation over a twenty-year period. The Company's cost under this plan for 1995 and 1994 was $815,100 and $841,500, respectively. A regulatory asset of $252,400 has been recorded, leaving a net expense of $562,700. This regulatory asset represents the excess of postretirement benefits on the accrual basis over amounts authorized to be recovered in rates. In fiscal 1994, the RIPUC allowed the Company a phase-in recovery of the tax deductible portion of these postretirement benefits, if funded.
     The Company has funded a portion of these costs through trusts established under Section 501(c)(9) of the Internal Revenue Code for the bargaining and nonbargaining plans. The Company is currently funding the amount recovered through rates.
     The following table sets forth the Plans funded status reconciled with the amounts recognized in the Company's financial statements at August 31:

                                                                      1995           1994
Accumulated postretirement benefit obligation:
   Retirees ..................................................... $(2,719,221)   $(2,725,648)
   Fully eligible active plan participants ......................    (849,327)      (852,056)
   Other active plan participants ...............................  (2,156,452)    (2,176,417)
                                                                   (5,725,000)    (5,754,121)
Plan assets at fair value .......................................     481,494        162,210
Accumulated postretirement benefit obligation in excess
   of plan assets ...............................................  (5,243,506)    (5,591,911)
Unrecognized transition obligation ..............................   4,999,920      5,277,694
Unrecognized net (gain) from past experience different
   from that assumed and from changes in assumptions ............    (449,336)      (126,340)
Accrued postretirement benefit cost ............................. $  (692,922)   $  (440,557)

Net periodic postretirement benefit cost consisted of the following:   1995           1994
Service cost - benefits attributable to service during the period   $ 140,882      $ 148,014
Interest cost on accumulated postretirement benefit obligation ..     420,725        424,964
Actual return (loss) on plan assets .............................     (10,575)           -0-
Net amortization and deferral ...................................     264,026        268,511
Net periodic postretirement benefit cost ........................     815,058        841,489
Regulatory asset ................................................     252,365        440,557
Net expense .....................................................   $ 562,693      $ 400,932

Notes to Consolidated
Financial Statements

     For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 5% by fiscal 2002 and to remain at that level thereafter. The rates of increase assumed for post-age 65 medical benefits were slightly lower. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at August 31, 1995 by $468,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost (NPPBC) for the year by $73,000. The discount rate was 7 1/2% for the development of the NPPBC. The trend rates were set by the RIPUC.

LONG-TERM OBLIGATIONS - Valley Gas and Bristol have contracts which expire at various dates through the year 2012 for the purchase, delivery and storage of natural gas and supplemental gas supplies. Certain contracts for the purchase of the supplemental gas supplies contain minimum purchase obligations which approximate 2 percent of total system requirements.

FERC ORDER NO. 636 TRANSITION COSTS - As a result of FERC Order 636, the utilities' interstate pipeline service providers have been required to unbundle their supply, storage and transportation services. This unbundling has caused the interstate pipeline companies to incur substantial costs in order to comply with Order 636. These transition costs include four types: (1) unrecovered gas costs (gas costs that have been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that cannot be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).
     Pipelines are expected to be allowed to recover prudently incurred transition costs from customers primarily through a demand charge, after approval by FERC. The utilities' pipeline suppliers began direct billing these costs in fiscal 1994 as a component of demand charges. The utilities estimate their remaining portion of transition costs to be $1,325,000 and have recognized a liability for these costs as of August 31, 1995. The RIPUC has allowed the recovery of transition costs through the PGPA. Under the provisions of SFAS 71, regulatory assets totaling $1,325,000 were recorded for the expected future recovery of the transition obligations. Actual transition costs to be incurred depend on various factors, and, therefore, future costs may differ from the amounts discussed above.

CONTINGENT LIABILITY - In January 1994, a lawsuit was filed against Valley Gas and other parties by Blackstone Valley Electric Company (Blackstone), the former owners of the utility assets acquired by Valley Gas in 1961. The claim is for contribution towards a judgment against Blackstone's share of total clean up costs of approximately $6 million of a site to which oxide waste was transported in the 1930's (the Mendon Road site), prior to the incorporation of Valley
Gas, and for related declaratory relief concerning potential liability for the site of the former Tidewater plant. Blackstone and the former Mendon Road site owner have been held jointly and severally liable for the cost of the clean up by the Massachusetts Department of Environmental Quality Engineering as a result of its suit of Blackstone and the former Mendon Road site owner. The management of Valley Gas is of the opinion the Company will prevail as a result of an indemnification which is part of the agreement signed at the time the Company acquired the utility assets. Legal fees associated with this claim are expected to be recovered in rates. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.
     In September 1995, Valley Gas received a letter of responsibility from the Rhode Island Department of Environmental Management (DEM) with respect to releases from manufactured coal waste on its property that is the site of the former Tidewater plant. The DEM has requested Valley Gas and Blackstone to submit a remedial action work plan to address certain releases on the site. It is too early in the process to determine the extent of any liability of Valley Gas. Management takes the position that it is indemnified by Blackstone for any such expenses. Valley Gas will seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period.

Notes to Consolidated
Financial Statements

NOTE I:  SEGMENT INFORMATION

     In accordance with SFAS 14, the following information is presented relative to the gas, merchandising and other operations of the Corporation.
                                                            1995            1994           1993
Gas Operations
Operating revenues .................................   $ 56,012,913    $ 65,323,556    $ 59,293,553
Operating income before Federal income taxes .......      5,157,534       6,412,020       6,098,057
Identifiable assets at August 31 ...................     83,952,630      83,070,742      74,616,274
Depreciation .......................................      2,131,425       2,060,071       1,893,748
Capital expenditures ...............................      5,335,159       3,953,702       4,786,946

Appliance & Contract Sales & Rentals
Operating revenues .................................   $ 17,216,397    $ 16,506,364    $ 16,222,518
Operating income before Federal income taxes .......      1,111,530       1,183,132       1,076,531
Identifiable assets at August 31 ...................      8,148,961       8,060,902       7,857,467
Depreciation .......................................        475,456         339,068         338,070
Capital expenditures ...............................        521,345         549,067         447,234

Other Operations, including Corporate & Eliminations
Operating revenues .................................   $  1,640,880    $  1,722,998    $  1,770,059
Operating income before Federal income taxes .......        207,432         219,001         309,218
Identifiable assets at August 31 ...................        235,915         (62,447)     (1,678,952)
Depreciation .......................................         77,874          74,328          72,602
Capital expenditures ...............................         59,427          50,658         105,690

Total Corporation
Operating revenues .................................   $ 74,870,190    $ 83,552,918    $ 77,286,130
Operating income before Federal income taxes .......      6,476,496       7,814,153       7,483,806
Federal income tax expense .........................       (731,947)     (1,313,227)     (1,399,641)
Nonoperating income-net ............................        115,032         227,450         252,666
Interest expense ...................................     (3,304,656)     (2,902,350)     (2,609,601)
Net income .........................................      2,554,925       3,826,026       3,727,230
Identifiable assets at August 31 ...................     92,337,506      91,069,197      80,794,789
Depreciation .......................................      2,684,755       2,473,467       2,304,420
Capital expenditures ...............................      5,915,931       4,553,427       5,339,870

     Expenses used to determine operating income before Federal income taxes are charged directly to each segment or are allocated based on time studies. Assets allocated to each segment are based on specific identification of such assets as provided by Corporate records.

Notes to Consolidated
Financial Statements

NOTE J:  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

Three months ended
(in thousands, except as to earnings (loss)
 per average share)                         November    February     May       August
             Fiscal 1995
Total operating revenues ................   $ 14,774    $ 26,965   $ 21,438   $ 11,693
Income (loss) before Federal income taxes   $ (1,186)   $  3,602   $  2,242   $ (1,300)
Net income (loss) .......................   $   (735)   $  2,382   $  1,586   $   (678)
Earnings (loss) per average share .......   $   (.17)   $    .56   $    .38   $   (.16)

             Fiscal 1994
Total operating revenues ................   $ 15,756    $ 31,585   $ 23,568   $ 12,644
Income (loss) before Federal income taxes   $   (690)   $  5,037   $  2,210   $ (1,334)
Net income (loss) .......................   $   (377)   $  3,408   $  1,558   $   (763)
Earnings (loss) per average share .......   $   (.09)   $    .81   $    .37   $   (.18)


Report of Independent Certified
Public Accountants





To the Stockholders of Valley Resources, Inc.

     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Valley Resources, Inc. (a Rhode Island corporation) and subsidiaries as of August 31, 1995 and 1994 and the related consolidated statements of earnings, cash flows and changes in common stock equity for each of the three years in the period ended August 31, 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley Resources, Inc. and subsidiaries as of August 31, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.
     As discussed in Notes F and H, respectively, to the consolidated financial statements, in 1994 the Corporation changed its method of accounting for income taxes and postretirement benefits other than pensions.

     Grant Thornton LLP
     Boston, Massachusetts
     September 22, 1995
     (Except for Note G, as to
      which the date is October 18, 1995)

Management's Discussion and Analysis of the Results of Operations and Financial Condition

OVERVIEW
     The following discussion and analysis reflect the operations of the Corporation and its six active wholly-owned subsidiaries: Valley Gas Company and Bristol & Warren Gas Company, regulated natural gas distribution companies; VAMCO, a merchandising, appliance rental, and service company; Valley Propane, Inc. and The New England Gas Company, retail propane sales and service companies; and Morris Merchants, Inc., a representative distributor of franchised lines.
     Operating results are generated from two major classifications - utility and nonutility. Utility earnings are generated from the operations of the regulated natural gas distribution companies which include sales of natural gas to firm and seasonal customers and charges for the transportation of customer-owned natural gas through the Valley Gas distribution system. Nonutility revenues are a consolidation of the revenues of VAMCO, Valley Propane, The New England Gas Company and Morris Merchants.
     Firm utility revenues are generated from customers who use natural gas on a year-round basis for heating, water heating, cooking and processing. Firm customers can be residential, commercial or industrial. Revenues from firm customers are generated through regulated tariff schedules and through RIPUC-approved commodity charge factors. These factors include the PGPA, which collects from or returns to customers changes in gas costs from those included in the regulated tariff, and an adjustment to collect postretirement benefits.
     Seasonal sales are made, at the discretion of the utilities, when gas supplies are available and gas prices are competitive with alternate fuel markets. Margins generated from seasonal sales for Valley Gas are returned to customers through the PGPA. Bristol retains all margins on seasonal sales.
     Morris Merchants and VAMCO generate nonutility revenues through the wholesale and retail sales of plumbing and heating supplies and appliances. VAMCO also generates revenues from appliance rentals and a service contract repair program.
     The propane operations conducted through Valley Propane and The New England Gas Company also contribute to nonutility revenues. These operations sell propane at retail and provide service to propane customers in Rhode Island and southeastern Massachusetts.
     Earnings per common share for fiscal 1995 was $0.61 compared with $0.91 per common share in fiscal 1994 and $0.89 per common share in fiscal 1993. Fiscal 1995 net income was $2,554,900. This compares with net income of $3,826,000 in fiscal 1994 and $3,727,200 in fiscal 1993.

RESULTS OF OPERATIONS
Fiscal 1995 versus Fiscal 1994
     In fiscal 1995 utility gas revenues totaled $56,012,900, a 14.3 percent decrease from fiscal 1994. Firm revenues in fiscal 1995 decreased 16.1 percent from fiscal 1994 due to a $6,457,700 reduction in gas costs recovered through the PGPA and decreased gas sales.
     Gas sales to firm customers were 7,368,700 Mcf in fiscal 1995, a decrease of 6.7 percent from the prior year. The primary contributor to the sales decrease was warmer weather. Weather, as measured by degree days, in fiscal 1995 was 8.2 percent warmer than normal and 9.9 percent warmer than fiscal 1994. Weather during the critical heating period, December through February, was 15.5 percent warmer than the prior year.
     In fiscal 1995 sales to seasonal customers increased 30.3 percent over the prior fiscal year. The warm weather made gas supplies available at competitive prices which is the primary reason for the sales increase. The profits from these sales for Valley Gas are returned to firm customers through the PGPA. Bristol's margin accrues to the benefit of stockholders.
     Valley Gas transports customer-owned natural gas if delivered to its gate station. Transportation revenues increased by $134,800 in fiscal 1995.

Management's Discussion and Analysis
of the Results of Operations and Financial Condition

     Nonutility revenues in fiscal 1995 were $18,857,200, an increase of 3.4 percent over fiscal 1994. VAMCO has focused its retail merchandising attention to the commercial and industrial equipment market in response to the effects of the sluggish economy on the residential market. This has led to increases in retail sales of equipment to this market and improvements in the gross margin of the retail operations. The rental and service contract programs continue to positively impact earnings. Wholesale operations are experiencing slight improvements in sales levels and gross margin as they continue their focus on higher margin lines. However, profitability decreased in the wholesale business due to expenses incurred from changes in management and the implementation of a reporting system to improve communications between the customers and the sales force.
     Propane operations also are included in nonutility revenues. A 4.8 percent decrease in propane revenues was the result of a 10.0 percent decrease in gallons sold offset by increases in the wholesale price of propane. The warm weather was the major contributor to the decreased propane volumes sold. Price competition continues to be a critical factor in the ability to expand these operations.
     The utility operations distribute natural gas, underground storage gas, liquefied natural gas and a limited amount of liquid propane gas to meet customer demands; the utility expense for these fuels are included in the cost of gas sold. The average cost per Mcf of gas distributed in fiscal 1995 was $3.21 versus $4.01 in fiscal 1994. All changes in gas costs are passed through to firm customers through the workings of the PGPA.
     Cost of sales - nonutility includes the cost of sales for the retail merchandising operation, the wholesale merchandising operation and the propane operation. Cost of merchandising goods sold increased 3.4 percent in fiscal 1995 over fiscal 1994 which is directly attributable to the increase in merchandise sales. The average cost of propane for the retail propane operations, included in cost of sales, was $0.44 in fiscal 1995 versus $0.40 in fiscal 1994.
     Operations expenses increased 2.7 percent over fiscal 1995. Normal wage increases, benefits and uncollectible expenses offset slightly by cost controls and decreased use of peak shaving facilities are responsible for the increase.
     Maintenance expense in fiscal 1995 was $1,535,200, an increase of 3.4 percent over fiscal 1994. Expenses related to the distribution system are responsible for the increase. Operation and maintenance expenses are impacted by wages and general inflation.
     Taxes - other than Federal income were $4,002,100, a decrease of $461,300 from the prior year. A reduction in gross receipts taxes as a result of decreased revenues and the lowering of the gross receipts tax rate for manufacturing customers are responsible for the decrease. The effective Federal income taxes rates for the years ended August 31, 1995 and 1994 were 24 percent and 27 percent, respectively.
     Fiscal 1995 other income - net decreased $112,400 from the prior year. A decrease in funds available for overnight investments was responsible for the decrease in other income.
     Interest expense in fiscal 1995 totaled $3,304,600, an increase of 13.8 percent over fiscal 1994. Increased short-term borrowing rates are responsible for the increase in interest expense.

Fiscal 1994 versus Fiscal 1993
     Utility gas revenues in fiscal 1994 totaled $65,323,600, an increase of
10.2 percent over fiscal 1993. Revenues from sales to firm customers increased
10.5 percent over the prior fiscal year as the result of increased recoveries through the PGPA, increased gas sales and the recovery of post-retirement costs. Recoveries through the PGPA were $7,474,000 in fiscal 1994 versus $3,725,200 in fiscal 1993.
     In fiscal 1994, firm gas sales were 7,894,000 Mcf versus 7,602,100 Mcf in fiscal 1993. The increase in firm gas sales resulted from colder weather which, measured on a degree day basis, was 1.9 percent colder than the prior year. The addition of new load, through the implementation of an economic development rate, also contributed to the increase in sales.

Management's Discussion and Analysis of the Results of Operations and Financial Condition

     The RIPUC, in a generic rate proceeding, authorized utilities in Rhode Island to recover, through a surcharge on firm customers' bills, the amount used to fund postretirement medical and life benefits above the pay-as-you-go costs included in base rates. The recovery is phased in over a 10-year period with any shortages in the first two years to be recovered in the last seven years. Valley Gas recovered $187,000 of these costs in fiscal 1994.
     Seasonal revenues were $2,945,200, an increase of 6.6 percent over the prior fiscal year. Mcf sales to seasonal customers increased 21.8 percent over the prior year as a result of the availability of natural gas at competitive prices. Valley Gas transports customer-owned natural gas through its distribution system if delivered to its gate station. In fiscal 1994, transportation revenues totaled $372,400 as compared with $408,000 in fiscal 1993.
     Nonutility revenues in fiscal 1994 were $18,229,400, an increase of 1.3 percent over fiscal 1993. Merchandising sales, inclusive of rental and service program revenues, increased 1.7 percent over the prior fiscal year. Retail merchandising operations experienced improvement in all segments of its business through increases in sales volumes and rates charged for the rental and service programs. The increase in retail operations were offset slightly by decreased sales in the wholesale operation. The decrease was due to the loss of customers that switched to direct purchases from manufacturers. However, wholesale operations were able to increase profitability through focus on higher margin sales and cost controls.
     Nonutility revenues also include revenues generated from propane operations. Propane revenues decreased 2.7 percent from the prior year. The decrease was due to the reduction in retail rates to customers as a result of reductions in the wholesale price of propane. Gallons sold increased 11.7 percent over the prior year due to colder weather and competitive pricing. Price competition continues to be an important factor in the expansion of the retail propane operations.
     Cost of gas sold includes the cost of fuel to serve utility customers. The utility operations distribute natural gas, underground storage gas, liquefied natural gas and, to a limited extent, liquid propane gas to meet the demands of its customers. The average cost per Mcf of gas for utility operations in fiscal 1994 and 1993 was $4.01 and $3.97, respectively. All changes in fuel costs are passed through to firm customers through the workings of the PGPA.
     Cost of sales - nonutility increased 0.5 percent over the prior fiscal year as a result of the increased sales in the retail merchandising operation offset by decreases in the cost of propane. The average cost of propane distributed for the retail propane operations was $0.40 in fiscal 1994 versus $0.48 in fiscal 1993.
     Other operation expenses increased 3.3 percent in fiscal 1994. Wages and customer service expenses were primarily responsible for the increase in other operation expenses.
     Maintenance expense in fiscal 1994 decreased 0.8 percent from the prior year. An increase in the demand for capital projects required the Company to shift resources from noncritical maintenance which resulted in the decrease. Operation and maintenance expenses are impacted by general inflation and wages.
     Taxes - other than Federal income increased 9.6 percent in fiscal 1994 to $4,463,400. Gross receipts taxes on increased utility revenues and property taxes are responsible for the increase.
     The effective Federal income tax rates for the years ended August 31, 1994 and 1993 were 27 percent and 29 percent, respectively.
     Other income - net of tax totaled $227,500 in fiscal 1994 and $252,700 in fiscal 1993. Interest on temporary cash investments decreased in fiscal 1994 as a result of decreases in the availability of funds to invest. A decrease in the finance charge rate on installment merchandising sales also contributed to the decrease.
     Fiscal 1994 interest expense was $2,902,400, an increase of 11.2 percent over fiscal 1993. The increase is a result of a full year of interest charges on the December 1992 issue of 8% First Mortgage Bonds at Valley Gas. The bonds were used to retire existing long-term debt and a portion of short-term debt.

Management's Discussion and Analysis of the Results of Operations and Financial Condition

LIQUIDITY AND CAPITAL RESOURCES
     Cash requirements are met through the generation of cash flows from the sale of natural gas, propane and merchandise and from revenues collected through the rental and service contract programs. Operations, external financings and investments are used to meet corporate cash needs. Long-term and intermediate financings are used to refinance short-term debt when deemed appropriate by management.
     The cash position of the Corporation is impacted by the requirement to inventory supplemental gas supplies to meet peak winter demand of the utilities. Supplemental gas inventories are filled in the summer period for use during the winter period which has a negative impact on cash flows.
     In 1995, Valley Gas received approximately $1,900,000 from Tennessee Gas Pipeline Company for overcharges of gas-related costs. This refund was returned to customers primarily through a credit on their bills which favorably impacted cash flows.
     During fiscal 1995 actual gas costs were less than expected which resulted in the utilities' over-recovery of gas costs through the PGPA, favorably impacting liquidity. However, this over-recovery will be returned to customers through a reduction in the PGPA in fiscal 1996 which will have a negative impact on fiscal 1996 cash flows. Interest costs and the timing of Federal and state tax payments also impact liquidity. Funding requirements are met through short-term borrowings under existing lines of credit. At August 31, 1995, the Corporation had $15,100,000 of available borrowings under its lines of credit. These lines are reviewed annually by the lending banks, and management believes they will be renewed or replaced.
     In October 1995, the RIPUC authorized Valley Gas and Bristol to consolidate their rate structures and increase operating revenues by $1.2 million which should favorably impact liquidity in fiscal 1996.
     A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company (Blackstone) seeking contribution towards a judgment against Blackstone's share of total clean-up costs of approximately $6 million and for related declaratory relief concerning potential liability for the site of the former Tidewater plant. The expenses relate to the Mendon Road site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Company will prevail as a result of the indemnification provisions included in the agreement entered into when the Company acquired the utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.
     In September 1995, Valley Gas received a letter of responsibility from the Rhode Island Department of Environmental Management (DEM) with respect to releases from manufactured coal waste on its property that is the site of the former Tidewater plant. The DEM has requested Valley Gas and Blackstone to submit a remedial action work plan to address certain releases on the site. It is too early in the process to determine the extent of any liability of Valley Gas. Management takes the position that it is indemnified by Blackstone for any such expenses. Valley Gas intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period.
     The Corporation's net cash generated from operating activities in fiscal 1995 was $6,728,000 versus $8,342,900 in fiscal 1994 and $5,970,100 in fiscal
1993. Cash from investing activities in the amount of $5,929,300 in fiscal 1995, $4,604,900 in fiscal 1994 and $5,364,800 in fiscal 1993 was used primarily for capital expenditures. In fiscal 1995, financing activities used cash for the payment of dividends of $2,989,700 and the retirement of long term debt of $1,333,000, partially offsetting these uses was short-term borrowings of $3,000,000 and $391,300 generated through the dividend reinvestment program. Financing activities used cash of $4,090,800 in fiscal 1994 and $1,219,500 in fiscal 1993.
     Capital expenditures are primarily for the expansion and improvement of the gas utility plant and for the purchase of rental and propane equipment. In fiscal 1995, capital expenditures were $5,915,900 versus $4,553,400 in fiscal 1994 and $5,339,900 in fiscal 1993. Fiscal 1996 capital expenditures are estimated to be $6,686,900 and will be primarily for the expansion and improvements of gas utility property. It is anticipated that such expenditures will be financed through funds generated from operations and short-term borrowings.
     Information on the sources and uses of cash flows for the past three years is included on the Consolidated Statements of Cash Flows on page 17 of this report.

Summary of
Consolidated Operations


August 31 (in thousands)                1995          1994          1993        1992        1991
Assets
 Utility plant - net .............   $   47,411   $   44,207   $   42,313   $   38,838   $   31,981
 Leased property - net ...........        2,014        2,436        2,395        3,343        2,336
 Nonutility plant - net ..........        3,547        3,519        3,334        2,180        2,255
 Current assets ..................       18,409       18,358       20,727       20,908       16,442
 Other assets ....................       20,957       22,549       12,026       10,594        7,151
         Total ...................   $   92,338   $   91,069   $   80,795   $   75,863   $   60,165
Capitalization and liabilities
   Capitalization
     Common equity ...............   $   25,993   $   26,036   $   24,943   $   24,018   $   23,600
     Long-term debt
       (less current maturities) .       24,616       27,035       27,580       15,795       13,600
         Total ...................       50,609       53,071       52,523       39,813       37,200
Obligations under capital leases .        1,255        1,747        1,847        1,790        1,909
Current liabilities ..............       23,932       18,530       18,982       26,922       15,658
Other liabilities ................       16,542       17,721        7,443        7,338        5,398
Total ............................   $   92,338   $   91,069   $   80,795   $   75,863   $   60,165


For the year ended August 31,
(in thousands, except as to share
and per share data)                      1995         1994         1993         1992         1991
Operating revenues ...............   $   74,870   $   83,553   $   77,286   $   67,144   $   59,990
Operating expenses:
   Cost of gas sold ..............       30,229       38,234       33,410       28,963       26,095
   Cost of sales - nonutility ....       13,190       12,784       12,715       11,893       10,848
   Other operation and maintenance       18,288       17,784       17,300       15,107       13,792
Depreciation .....................        2,685        2,474        2,304        1,770        1,594
Taxes  - other than Federal income        4,002        4,463        4,073        3,557        3,218
- Federal income .................          732        1,313        1,400          955          652
Total ............................       69,126       77,052       71,202       62,245       56,199
Operating income .................        5,744        6,501        6,084        4,899        3,791
Other income - net ...............          115          227          253          267          380
Total interest charges ...........        3,304        2,902        2,610        2,051        1,813
Net income .......................   $    2,555   $    3,826   $    3,727   $    3,115   $    2,358

Shares outstanding - average .....    4,222,662    4,205,760    4,203,398    4,201,105    4,199,809
Shares outstanding - year-end ....    4,260,797    4,213,043    4,213,043    4,213,043    4,213,043
Earnings per share ...............   $     0.61   $     0.91   $     0.89   $     0.74   $     0.56
Dividends declared per share .....   $     0.71   $     0.69   $     0.66   $     0.63   $     0.61
Year-end book value per share ....   $     6.10   $     6.18   $     5.92   $     5.77   $     5.60

Gas Operating
Statistics

For the year ended August 31             1995      1994      1993      1992      1991
Gas utility revenues (in thousands):
   Residential .....................   $30,606   $37,065   $34,250   $28,732   $25,105
   Commercial ......................    13,212    15,633    13,964    11,314     9,503
   Industrial - firm ...............     8,011     9,057     7,683     6,979     6,253
   Industrial - seasonal ...........     3,507     2,945     2,762     2,916     3,372
   Transportation ..................       507       372       408       287       206
   Other ...........................       170       252       227       345       336
           Total ...................   $56,013   $65,324   $59,294   $50,573   $44,775

Sales-MMcf:
   Residential .....................     4,078     4,517     4,439     3,965     3,398
   Commercial ......................     1,953     2,078     1,978     1,680     1,394
   Industrial - firm ...............     1,338     1,299     1,185     1,152     1,014
   Industrial - seasonal ...........     1,298       996       818     1,010     1,053
           Total ...................     8,667     8,890     8,420     7,807     6,859
   Company use and losses...........       128       176       194       130       209
   Transportation...................     4,419     3,624     4,031     2,851     1,804
           Total sendout ...........    13,214    12,690    12,645    10,788     8,872

Gas purchased and transported-MMcf:
   Liquid propane gas ..............       -0-       -0-       158       141        97
   Liquefied natural gas ...........       378       574       206       580       257
   Natural gas stored underground ..     1,156     1,075     1,494     1,116       856
   Pipeline natural gas ............     7,261     7,417     6,756     6,100     5,858
   Transportation ..................     4,419     3,624     4,031     2,851     1,804
           Total ...................    13,214    12,690    12,645    10,788     8,872

Average number of customers:
   Residential .....................    55,186    54,715    54,541    54,336    48,603
   Commercial ......................     5,212     5,111     5,077     5,034     4,293
   Industrial - firm ...............       241       249       253       265       244
   Industrial - seasonal ...........        59        58        58        46        44
   Transportation ..................         2         2         2         2         2
           Total ...................    60,700    60,135    59,931    59,683    53,186

Average revenue per
   residential customer ............   $   555   $   677   $   628   $   529   $   516
Average use per
   residential customer-Mcf ........        74        83        81        73        70
Maximum daily throughput-Mcf .......    65,619    76,910    69,003    67,037    55,144
Sales degree days ..................     5,820     6,459     6,341     5,887     5,003

Directors

Ernest N. Agresti
Retired Partner,
Edwards & Angell,
Providence, Rhode Island

Melvin G. Alperin
President,
Brewster Industries,
Pawtucket, Rhode Island

C. Hamilton Davison
President,
Paramount Cards, Inc.
Pawtucket, Rhode Island
Effective September 19, 1995

Don A. DeAngelis
Vice Chairman & Chief Executive Officer,
Murdock Webbing Company, Inc.,
Central Falls, Rhode Island

Alfred P. Degen
President & Chief Executive Officer,
Valley Resources, Inc.,
Cumberland, Rhode Island

James M. Dillon
Retired Director of Development,
The Roman Catholic Diocese,
Bridgeport, Connecticut

Jonathan K. Farnum
President,
Wardwell Braiding Machine Company,
Central Falls, Rhode Island

John F. Guthrie, Jr.
Executive Vice President,
Boylston Capital Advisors,
Boston, Massachusetts

Eleanor M. McMahon, Ed. D.
Distinguished Visiting Professor,
A. Alfred Taubman Center for Public Policy,
Brown University,
Providence, Rhode Island

Officers of the
Corporation

Alfred P. Degen
President & Chief Executive Officer

Kenneth W. Hogan
Senior Vice President,
Chief Financial Officer & Secretary

Richard G. Drolet
Vice President, Information Systems
& Corporate Planning

Charles K. Meunier
Vice President, Operations

Jeffrey P. Polucha
Vice President, Marketing & Development

James P. Carney
Assistant Vice President, Human Resources

Sharon Partridge
Assistant Vice President,
Finance & Treasurer

Alan H. Roy
Assistant Vice President, Gas Supply

Robert A. Young
Assistant Vice President & Chief Engineer

Clement W. Bethel
Assistant Treasurer

Patricia A. Morrison
Assistant Secretary;
Clerk, Morris Merchants, Inc.

Other Officers

David L. Hickerson
President of
Morris Merchants, Inc.

Richard C. Hadfield
Executive Vice President of
Morris Merchants, Inc.

Rosemary Platt
Controller of
Morris Merchants, Inc.

Corporate
Information



ANNUAL MEETING AND PROXIES

     The Annual Meeting of Stockholders will be held in Cumberland, Rhode Island, on December 12, 1995. Notice of the meeting and form of proxy along with this report are being mailed by the management to each holder of record of common stock on October 24, 1995.

FORM 10-K

     The Corporation is required to file an annual report on Form 10-K with the Securities and Exchange Commission which includes additional information concerning the Corporation and its operations. A copy of this report will be forwarded to you upon written request to Mr. K. W. Hogan, Senior Vice President, Chief Financial Officer & Secretary, Valley Resources, Inc., P. O. Box 7900, 1595 Mendon Road, Cumberland, Rhode Island 02864-0700. Telephone: (401) 334-1188

CERTIFIED PUBLIC ACCOUNTANTS

     Grant Thornton LLP
     98 North Washington Street
     Boston, Massachusetts  02114


REGISTRAR & TRANSFER AGENT

     The Bank of New York
     Shareholder Relations - Department 11E
     P. O. Box 11258
     Church Street Station
     New York, NY  10286
     Telephone:  1-800-524-4458


STOCK LISTING

     The common stock of Valley Resources, Inc. is listed on the American Stock Exchange under the symbol VR. Quotes of Valley Resources, Inc. common stock are listed in The Wall Street Journal and many daily newspapers among the AMEX stocks traded for the day.

PRINTED ON RECYCLED PAPER

                             Valley Resources, Inc.
                                1595 Mendon Road
                                 P. O. Box 7900
                       Cumberland, Rhode Island 02864-0700
                                 (401) 334-1188