Form 10-K, Exhibit 13
period 1996-08-31
VALLEY RESOURCES INC /RI/
filed 1996-11-27
CIK 102710

Valley Resources, Inc.
1996 Annual Report

Inside Cover:
     (Photo appears here)
     Photo Tag: Melvin Alperin (L) and John Moriarty (R)

                         A Higher Degree of Performance

     The people of Valley Resources are known for their unselfish commitment to the communities the company serves. The directors, management, and employees dedicate their time, energy, and money to countless organizations which provide a helping hand to those in need.
     This past year, Melvin Alperin, a director, and John Moriarty, a Valley Gas service technician, were among twenty-six local community heroes selected to carry the Olympic torch across Rhode Island. The runners were selected by a 16-member panel organized by The United Way of Southeastern New England, which searched for individuals who perform outstanding volunteer work, serving as community leaders, role models, and mentors. These individuals were also selected for their generosity, kindness, and extraordinary accomplishments in community and civic affairs.
     In consideration of Mel's work for the Rhode Island Foundation, The United Way, and The Jewish Federation of Rhode Island, and John's support of many organizations including The United Way, we were honored to have them represent Rhode Island and Valley Resources in the 1996 Olympic Torch Relay.

     Cover Photo: Bristol & Warren Gas Company is currently implementing its plan, approved by the residents of Bristol's North Farm Condominiums, to bring clean, economical, and convenient natural gas service to this exclusive waterfront development.

                               Corporate Overview

     Valley Resources, Inc. (Valley or the Corporation) is a public utility holding company. The Corporation has five active wholly-owned subsidiaries:
Valley Gas Company (Valley Gas or the Company) and Bristol & Warren Gas Company (Bristol & Warren), both regulated natural gas distribution companies; Valley Appliance and Merchandising Company (VAMCO), a merchandising, appliance rental, sales and service company; Valley Propane, Inc., a wholesale and retail propane sales company and Morris Merchants, Inc. (Morris) d/b/a the Walter F. Morris Company, a representative distributor of franchised lines. The Corporation also has an 80 percent interest in Alternate Energy Corporation (AEC) which sells, installs and designs natural gas conversion systems and facilities.

                              Financial Highlights
For the year ended August 31 (in thousands)                                   1996         1995         1994
--------------------------------------------------------------------------------------------------------------
Operating revenues ....................................................   $   80,360   $   74,870   $   83,553
Operation expenses, maintenance and depreciation ......................       67,975       64,392       71,275
                                                                              ------       ------       ------
Operating income before taxes .........................................       12,385       10,478       12,278
Taxes - other than Federal income .....................................        4,091        4,002        4,464
Taxes - Federal income ................................................        1,444          732        1,313
Other income - net of taxes ...........................................          460          115          227
Interest charges  .....................................................        3,312        3,304        2,902
                                                                               -----        -----        -----
Net income ............................................................   $    3,998   $    2,555   $    3,826
                                                                          ==========   ==========   ==========
Earnings per average common share outstanding .........................   $     0.94   $     0.61   $     0.91
Dividends declared per common share ...................................   $    0.725   $     0.71   $     0.69
Net utility plant (thousands) .........................................   $   49,442   $   47,411   $   44,207
Capital expenditures (thousands) ......................................   $    5,009   $    5,916   $    4,553
Average number of common shares outstanding ...........................    4,258,877    4,222,662    4,205,760
Number of stockholders ................................................        2,824        2,887        2,847

                            Message to Stockholders

     Valley Resources achieved record earnings in fiscal 1996, with earnings up more than 56 percent over the prior year. A reasonably cold winter, in tandem with the impact of rate relief and the ability to take advantage of opportunities for off-system sales, produced positive results for the Corporation. In addition to a successful financial performance, fiscal 1996 saw Valley move forward on several initiatives which should contribute to the future growth of the Corporation.
     In May, Valley acquired an 80 percent interest in Alternate Energy Corporation or AEC. AEC designs and installs equipment for the conversion of vehicular and stationary engines to natural gas. In addition, AEC designs and constructs natural gas refueling stations and is involved with fuel cells and other leading edge natural gas technology.
     Also in May, Valley entered into a strategic alliance with Total/Louis Dreyfus Energy Services, L.L.C. The alliance is designed to allow Valley the opportunity to participate in the rapidly emerging deregulated energy marketplace. Working with our alliance partners, Valley expects to be able to compete to supply the energy and equipment needs of customers both within and outside of our traditional utility service areas.
     The acquisition of AEC and the strategic alliance with Total/Louis Dreyfus are consistent with the key objectives contained in the Corporation's Strategic Plan which was completed during fiscal 1996. The plan recognizes the changing nature of the energy business and establishes goals and objectives designed to maximize shareholder value. As the energy business continues to unbundle and become more competitive, Valley intends to position itself to take advantage of the opportunities which these changes create.
     Although Valley is a diversified energy company with a variety of interests, our core business remains gas distribution. Our utility subsidiaries, Valley Gas and Bristol & Warren, continue to be the major contributors to revenues and earnings. The economic climate in which our utility subsidiaries operate showed improvement in fiscal 1996. Unemployment in the communities which we serve dropped significantly during the year. Residential and commercial construction was reasonably strong. Locally there are some very positive signs for the future, including an announcement earlier this year of Fidelity Investments' decision to locate a major facility in nearby Smithfield. This office complex will provide substantial employment opportunities and the need for housing and related commercial growth in the Valley Gas service area. In addition to new construction, the utility subsidiaries continued to benefit from the environmental and economic advantages of natural gas as residential, commercial, and industrial users continue to convert to this clean burning energy source. Some representative conversion case studies are highlighted in the "Year In Review" which follows this letter.
     Valley Gas and Bristol & Warren recently filed new tariffs with the Rhode Island Public Utilities Commission which will provide customers with the opportunity to choose their natural gas supplier and arrange with the utilities to transport the customer purchased gas year round. Economic growth should be enhanced by these new rates as well as by the recently passed Rhode Island legislation which deregulates the electric industry. Electric utility rates will now be subject to competitive market forces, beginning July 1997, when industrial customers will also be able to choose their electric supplier. The unbundled natural gas rates and the new legislation will provide customers with the flexibility needed to manage costs in the competitive energy markets.
     In October 1995, the Rhode Island Public Utilities Commission approved a $1.1 million increase in base rates. A significant portion of this increase is generated by higher monthly customer charges, thereby reducing utility revenues sensitivity to weather. Additionally, the approved rates are designed to retain and attract industrial customers.
     Our nonregulated subsidiaries continue to adapt to the changing business environment. Valley Appliance and Merchandising Company, or VAMCO, continues to focus on larger commercial, industrial and institutional projects to augment the traditional residential appliance business. Valley Propane continues aggressively and successfully to pursue new business in an increasingly competitive market. Propane increased both the number

     (Photo appears here)
     Photo Tag: Valley Resources is experiencing firsthand the impacts of local economic development in residential, commercial, and industrial markets.

(Photo of Alfred P. Degen, President & CEO appears here) of customers served and gallons delivered compared to the prior year. Morris Merchants, Inc. faced intense competition in some of its major lines in fiscal 1996. While this had an impact on profit margins and earnings for the year, Morris continues to refocus sales efforts and pursue growth opportunities.
     In fiscal 1996 senior corporate executives took the Valley story to Philadelphia, Pennsylvania; and New Haven and Hartford, Connecticut. The Corporation's presentations were well received by the members of the financial community. Our investor relations program is designed to increase interest in Valley and establish positive long-term relationships with investment professionals.
     In keeping with the Board of Directors long-standing dividend policy, in March 1996, the Corporation's dividend was increased for the 18th consecutive year. The indicated annual dividend rate is now 73 cents per share.
     This past year not only brought record earnings, but also brought record snowfall to our utility service areas. The adverse weather conditions created an additional challenge, particularly to our utility work force, as they strove to provide the highest level of service possible to our customers. On behalf of the Board of Directors, I would like to acknowledge the extraordinary effort put forth by our employees in dealing with the winter of 1996 and their ongoing commitment to the Corporation. To our shareholders we express our appreciation for your ongoing faith in the Corporation. To our customers, you have our commitment to continue to provide high-quality service and products and to be there to assist you in the increasingly complex energy marketplace.

                  Sincerely,


                  Alfred P. Degen
                  President & Chief Executive Officer

                    Summary of Annual Earnings and Dividends

     Consolidated net income is derived from the earnings of the Corporation's six active subsidiaries: Valley Gas Company, Bristol & Warren Gas Company, Valley Appliance and Merchandising Company, Valley Propane, Inc., Morris Merchants, Inc. and Alternate Energy Corporation. Consolidated net income for fiscal 1996 was $3,998,400 or $0.94 per average common share outstanding, as compared to $2,554,900 or $0.61 per share in fiscal 1995.
     Our utility subsidiaries, Valley Gas and Bristol & Warren, contributed $3,206,400 to consolidated net income, up from $1,665,400 in fiscal 1995. The increase in earnings was due to rate relief and opportunities in the off-system sales market. Utility earnings in fiscal 1996 were also affected by the weather which, although approximately normal, was significantly colder than in the previous year. During the critical winter period the weather was 5.6 Percent colder than normal and 17.0 Percent colder than last year.
     The contribution of nonutility operating companies to consolidated earnings was $792,000 compared to $889,500 for fiscal 1995. This decrease is a reflection of the competitive forces on both the retail and wholesale merchandise operations and start-up losses related to the acquisition of AEC, offset slightly by improvements in propane operations.
     In April 1996 the Board of Directors increased the dividend 1.4 percent to an indicated annual rate of $0.73 per share. This is the eighteenth consecutive year the dividend has been increased. The Board's continuing policy is to pay a reasonable percentage of sustainable corporate earnings in the form of dividends.

Sales Degree Days

                    1992      1993      1994      1995      1996
Actual              5887      6341      6459      5820      6369
Normal              6406      6406      6406      6339      6339


Earnings and Dividends Per Share

                    1992      1993      1994      1995      1996
Earnings Per Share  0.74      0.89      0.91      0.61      0.94
Dividends Per Share 0.63      0.66      0.69      0.71      0.725

                                 Year In Review

     The Corporation achieved record earnings in fiscal 1996, a year which saw the pace of change and competition in the gas industry intensify. This year also saw Valley's Strategic Plan direct the focus of the Corporation to maximize opportunities in this changing energy marketplace.
     The efficiency and environmental advantages of natural gas continue to spur conversions of residential and commercial customers from oil or electric energy. Fiscal 1996 saw large-scale conversion projects which brought new gas customers to the utility companies while also providing marketing opportunities for VAMCO, the Corporation's merchandising subsidiary. The conversion of the entire Cumberland High School campus and a five-building public housing complex in Pawtucket are examples of success stories that are bringing returns now from a coordinated marketing focus.
     Several factors contributed to the increase in earnings in fiscal 1996. The colder winter temperatures increased utility sales, and the Rhode Island Public Utilities Commission authorized a $1.1 million increase in utility revenues. Earnings were further enhanced by new revenue from the utilities' off-system gas sales.
     The Corporation continued its policy of investing in projects which are important to the operational health and competitiveness of the subsidiaries. One such undertaking was the construction of a new operations center for the Bristol & Warren service area. This new site provides a more efficient center for service, construction and customer activities than the previously leased facility. Also, its location in an "enterprise zone" affords the Corporation various tax incentives. At the Valley Gas site, fiscal 1996 saw the completion of the LNG peak-shaving facility upgrade. This 50 percent increase in vaporization capacity enhances the ability of Valley Gas to respond to the continued growth in demand for service.
     Aggressively managing costs while also maintaining supply stability continues to be the gas supply strategy of Valley Gas and Bristol & Warren. Although the colder winter weather raised gas costs, the utility subsidiaries took several steps to mitigate the impact: obtaining a cost-effective winter-only gas supply contract, making some strategic spot market purchases and securing pipeline transportation

     (Photo appears here)
     Photo Tag: EnergyNorth, a natural gas distribution company located in New Hampshire, turned to the expertise of Valley Resources' recently acquired AEC subsidiary for the design and installation of its new natural gas fueling station.

discounts. Valley Gas also negotiated a new long-term underground storage contract which will bring substantial savings to our customers as well as improved operating flexibility and security in the future.
     VAMCO intensified its focus on the commercial and industrial sectors which began in fiscal 1995. This subsidiary also greatly enhanced its competitive position by becoming the sole distributor in Rhode Island for Teledyne Laars boilers for both residential and commercial applications. While the commercial and industrial market provided a lower gross margin percentage, the opportunities to increase revenues both within and outside the utility service areas were better than in the traditional residential appliance business.
     Morris Merchants, Inc., located in Canton, Massachusetts, is a representative distributor of franchised plumbing and heating lines from manufacturers across the United States. Like its competitors, Morris contended with greatly reduced margins on certain product lines as a result of intense competition among manufacturers during fiscal 1996. Earnings were also affected by consolidation of wholesale outlets and increased competition from the discount retail market. Morris is responding to these market shifts by focusing its efforts on acquiring new lines and using its technology base to serve existing customers' needs in the best way possible.
     The propane industry also underwent a period of change in fiscal 1996. Corporate consolidations among competitors of Valley Propane gave rise to opportunities for growth in the residential market. Valley Propane's well-earned reputation for reliability and safety, as well as the impact of weather on heat-sensitive sales, enabled the propane subsidiary, which now encompasses the operations of Valley Propane and The New England Gas Company, to take advantage of this opportunity. Valley Propane's technical expertise has also made it a training resource for the Pawtucket Fire Department and the Rhode Island and Massachusetts State Police.
     In May 1996 the Corporation acquired an 80 percent interest in Alternate Energy Corporation (AEC). Costs associated with positioning AEC for the future resulted in a small operating loss in the reporting months. AEC broadens and strengthens the Corporation's energy-related operations by creating new

     (Photo appears here)
     Photo Tag: VAMCO, Valley Resources' energy products subsidiary, brought an integrated package of energy products and services to the Pawtucket Housing Authority for their recently renovated Burns Manor residence, a five-building public housing complex located in the heart of Valley Gas Company's distribution area.

opportunities to support natural gas growth both within and beyond the traditional utility service areas through the application of leading-edge technologies. AEC has been in the forefront in the conversion of gasoline and diesel-powered vehicles, both on- and off-road, to natural gas. However, the future of AEC lies in the engineering and installation of compressed natural gas fueling stations and the implementation of its patented process to co-fire natural gas and diesel fuel in engines, primarily generators. This new subsidiary will focus its efforts in these areas. Additionally, at the end of fiscal 1996, AEC became a sales representative for the ONSI fuel cell technology. ONSI is a subsidiary of International Fuel Cells, a United Technologies, Inc. company. This technology uses natural gas as the feedstock to produce electricity for customers that rely on high quality, uninterrupted electric power, such as hospitals, hotels, offices, sensitive computer installations and light industrial applications below one megawatt. While fuel cells are not anticipated to contribute significantly to fiscal 1997 earnings, AEC is positioning itself to capitalize on opportunities for growth in the commercial application of this technology.
     Anticipating and taking advantage of change has become the business philosophy for the Corporation. The Corporation's ongoing strategic plan charts the course for operating subsidiaries to position themselves for growth within the changing business climate and to recognize and profit from new opportunities brought about by those changes. The unregulated energy market, for example, will be an increasingly important source of economic opportunity; one for which the Corporation prepared itself in fiscal 1996 by forming a strategic marketing alliance with Total/Louis Dreyfus Energy Services, L.L.C. The alliance markets a variety of energy products throughout New England. Additionally, work was begun on unbundling utility services for commercial and industrial customers. This unbundling of rates will allow current utility customers to explore increased natural gas utilization which could result in improved load management for the utilities.
     As an integral part of the strategic plan, increased attention was given to the growth and development of two other resources essential to the Corporation's future: employees and the community. Success in the

     (Photo appears here)
     Photo Tag: VAMCO provided the Cumberland School Department with a comprehensive heating system improvement package, including the dismantling of its old boilers and water heating systems, the installation of new high efficiency boilers, and asbestos abatement, allowing Cumberland High School to ensure a comfortable learning environment.

business environment of today requires more than training toward traditional work skills. Just as the Corporation's subsidiaries are reshaping their products and services, so must our employees be encouraged and directed to achieve a higher level of performance in terms of understanding new technologies and subsidiary interaction. To this end, an expanded program of specialized training in customer service, computer skills and industrial technology was provided to employees in fiscal 1996. The tuition reimbursement program currently has 10 percent of the workforce actively pursuing higher education opportunities. They will join the many employees who have already successfully completed degree programs.
     The Corporation's support of its employees was mirrored by the activities of many of the employees on behalf of various community service organizations-- participation is encouraged by the Corporation as an appropriate part of doing business within the communities that it serves.
     The focus developed in fiscal 1996 continues to bring new opportunity as the Corporation enters fiscal 1997. The Town of Cumberland and the City of Woonsocket are planning further natural gas conversion projects with the assistance of Valley Gas and VAMCO. Similar commitments were obtained for conversion of the North Farm condominium complex in Bristol, the largest such project yet undertaken in that service area. The first phase of a major condominium conversion to propane is due to begin in Jamestown by October 1996, and the conversion of Canterbury Village Condominiums in North Providence is nearly complete. The Amica Mutual Insurance plant expansion at its gas-fueled Lincoln facility is also well on its way to completion. AEC recently completed a new natural gas fueling station in New Hampshire and has been awarded a major contract for the upgrade of a large vehicular fueling facility in Rhode Island.
     The regulated and unregulated businesses of Valley Resources, Inc. have achieved successes and will continue to do so by virtue of planning, flexibility and hard work. The Corporation remains committed to the pursuit of growth and new market opportunities as it approaches the 21st century prepared to deal in an unbundled, deregulated and competitive marketplace.

     (Photo appears here)
     Photo Tag: The North Farm Condominium Association overwhelmingly approved Bristol & Warren Gas Company's plan to bring clean, economical, and convenient natural gas service to the development, formerly heated with electricity. In addition, VAMCO is currently in the process of installing heating, air conditioning, and water heating systems for the residents of this exclusive luxury condominium development located on the waterfront in scenic Bristol.



                           Dividends and Market Data
                                                                         CASH          MARKETPRICE
1996                                                                   DIVIDEND      HIGH       LOW
----------------------------------------------------------------------------------------------------
First Quarter.....................................................     $.18         $11.50    $10.25
Second Quarter....................................................      .18          11.38     10.50
Third Quarter.....................................................      .1825        11.88     10.88
Fourth Quarter....................................................      .1825        12.63     11.88

1995
----------------------------------------------------------------------------------------------------
First Quarter.....................................................     $.175        $13.25    $12.00
Second Quarter....................................................      .175         12.63     10.75
Third Quarter.....................................................      .18          11.38     10.50
Fourth Quarter....................................................      .18          11.50     10.38

                             Stockholder Statistics

STATE                                                           SHARES                        STOCKHOLDERS
-----------------------------------------------------------------------------------------------------------------
                                                        Number           Percent           Number         Percent
-----------------------------------------------------------------------------------------------------------------
Rhode Island................................         1,526,207            35.7              695             24.6
New York....................................           704,317            16.4              126              4.5
Massachusetts...............................           569,908            13.3              515             18.2
Florida.....................................           392,343             9.2              134              4.7
Missouri....................................           387,860             9.1               38              1.4
Pennsylvania................................            87,438             2.0               57              2.0
California..................................            68,470             1.6              121              4.3
Illinois....................................            60,772             1.4              117              4.1
Connecticut.................................            58,676             1.4              131              4.6
Texas.......................................            46,796             1.1               72              2.6
Other.......................................           377,241             8.8              818             29.0
                                                       -------             ---              ---             ----
                                                     4,280,028           100.0            2,824            100.0
                                                     ---------           -----            -----            -----

                             Financial Information


Consolidated Statements of Earnings ................................       16
Consolidated Statements of Cash Flows ..............................       17
Consolidated Balance Sheets ........................................  18 - 19
Consolidated Statements of Changes in Common Stock Equity...........       20
Consolidated Statements of Capitalization ..........................       20
Notes to Consolidated Financial Statements .........................  21 - 29
Report of Independent Certified Public Accountants .................       29
Management's Discussion and Analysis ...............................  30 - 33
Summary of Consolidated Operations .................................       34
Gas Operating Statistics ...........................................       35
Corporate Information ..............................................       36
Officers ...........................................................       36
Directors ................................................  Inside Back Cover


                      Consolidated Statements of Earnings

For the year ended August 31                                            1996            1995         1994
-------------------------------------------------------------------------------------------------------------
Operating revenues:
   Utility gas revenues ...........................................   $60,773,519   $56,012,913   $65,323,556
   Nonutility revenues ............................................    19,586,615    18,857,277    18,229,362
                                                                       ----------    ----------    ----------
     Total ........................................................    80,360,134    74,870,190    83,552,918
                                                                       ----------    ----------    ----------
Operating expenses:
   Cost of gas sold ...............................................    31,951,154    30,229,359    38,233,511
   Cost of sales - nonutility .....................................    13,688,935    13,189,797    12,783,575
   Operations .....................................................    17,706,904    16,752,501    16,299,527
   Maintenance ....................................................     1,671,971     1,535,206     1,485,279
   Depreciation (Note A) ..........................................     2,956,727     2,684,755     2,473,467
   Taxes  - other than Federal income .............................     4,090,751     4,002,076     4,463,406
          - Federal income (Notes A and F) ........................     1,443,547       731,947     1,313,227
                                                                        ---------       -------     ---------
     Total ........................................................    73,509,989    69,125,641    77,051,992
                                                                       ----------    ----------    ----------
Operating income ..................................................     6,850,145     5,744,549     6,500,926
Other income - net of tax (Notes A and F) .........................       459,938       115,032       227,450
                                                                          -------       -------       -------
     Total income before interest .................................     7,310,083     5,859,581     6,728,376
                                                                        ---------     ---------     ---------
Interest charges:
   Long-term debt .................................................     1,927,154     1,947,205     2,037,760
   Other  .........................................................     1,384,569     1,357,451       864,590
                                                                        ---------     ---------       -------
     Total  .......................................................     3,311,723     3,304,656     2,902,350
                                                                        ---------     ---------     ---------
Net income available for common stock .............................   $ 3,998,360   $ 2,554,925   $ 3,826,026
                                                                      ===========   ===========   ===========

Average number of common shares outstanding .......................     4,258,877     4,222,662     4,205,760
Earnings per average common share outstanding .....................   $      0.94   $      0.61   $      0.91

The accompanying Notes are an integral part of these statements.


                     Consolidated Statements of Cash Flows

For the year ended August 31                             1996          1995           1994
----------------------------------------------------------------------------------------------
Increase (decrease) in cash:
Cash flows from operating activities:
  Net income ....................................    $ 3,998,360    $ 2,554,925    $ 3,826,026
  Adjustments to reconcile net income to net cash:
    Depreciation ................................      2,956,727      2,684,755      2,473,467
    Provision for uncollectibles ................      1,459,761      1,274,238        959,404
    Deferred Federal income taxes ...............        922,007        619,918      1,040,691
    Amortization of investment tax credits ......        (49,452)       (50,144)       (44,940)
  Change in assets and liabilities:
    Accounts receivable .........................       (718,826)    (1,612,297)      (492,220)
    Deferred fuel costs .........................     (3,977,779)     2,629,056      1,752,484
    Unbilled gas costs ..........................         (4,603)        (4,617)        (5,256)
    Fuel and other inventories ..................       (663,964)       502,202        331,499
    Prepayments .................................       (249,971)       (72,088)       (31,177)
    Common stock held for dividend reinvestment plan     158,876       (271,315)        23,530
    Prepaid pensions .............................      (625,374)      (572,320)      (784,454)
    Accounts payable .............................       921,892       (275,189)      (323,061)
    Security deposits ............................       (65,258)        30,945         47,803
    Taxes accrued ................................      (317,791)      (131,917)        69,422
    Other ........................................       (75,564)      (578,144)      (500,288)
                                                         -------       --------       --------
      Total adjustments ..........................      (329,319)     4,173,083      4,516,904
                                                        --------      ---------      ---------
  Net cash provided by operating activities ......     3,669,041      6,728,008      8,342,930
                                                       ---------      ---------      ---------
Cash flows from investing activities:
  Utility capital expenditures ...................    (4,396,081)    (5,335,159)    (3,953,702)
  Nonutility capital expenditures ................      (612,628)      (580,772)      (599,725)
  Other investments ..............................       (49,360)       (13,400)       (51,262)
                                                         -------        -------        -------
  Net cash used by investing activities ..........    (5,058,069)    (5,929,331)    (4,604,689)
                                                      ----------     ----------     ----------
Cash flows from financing activities:
  Dividends paid .................................    (3,083,369)    (2,989,702)    (2,900,408)
  Common stock transactions ......................       184,615        391,278        (95,418)
  Issuance of revolving credit arrangement .......     2,200,000            -0-            -0-
  Retirement of long-term debt ...................      (860,000)    (1,333,000)       (95,000)
  Increase (decrease) in notes payable ...........     3,000,000      3,000,000     (1,000,000)
                                                       ---------      ---------     ----------
  Net cash provided (used) by financing activities     1,441,246       (931,424)    (4,090,826)
                                                       ---------       --------     ----------
Net increase (decrease) in cash ..................        52,218       (132,747)      (352,585)
Cash, beginning ..................................       454,595        587,342        939,927
                                                         -------        -------        -------
Cash, ending .....................................   $   506,813    $   454,595    $   587,342
                                                     ===========    ===========    ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest .....................................   $ 3,311,577    $ 3,265,612    $ 2,895,752
                                                     ===========    ===========    ===========
    Federal income taxes .........................   $   885,000    $   380,000    $   637,000
                                                     ===========    ===========    ===========
Supplemental disclosures of noncash activity:
  Capital lease obligations incurred .............   $ 1,844,817    $   300,972    $   956,973
                                                     ===========    ===========    ===========

The accompanying Notes are an integral part of these statements.

                          Consolidated Balance Sheets
August 31                                                                          1996          1995
---------------------------------------------------------------------------------------------------------
Assets:
Utility plant, at cost (Notes A and D) ......................................   $76,534,841   $72,759,666
Less:  Accumulated provision for depreciation (Note A) ......................    27,092,766    25,348,673
                                                                                 ----------    ----------
Net utility plant ...........................................................    49,442,075    47,410,993
                                                                                 ----------    ----------
Leased property-less accumulated amortization of $2,789,155 and $2,088,737 ..     2,944,581     2,013,647
                                                                                  ---------     ---------
Nonutility property-less accumulated provision for depreciation of $3,850,692
  and  $3,434,784 (Note A) ..................................................     3,567,797     3,546,543
                                                                                  ---------     ---------
Other investments ...........................................................     1,510,460     1,461,100
                                                                                  ---------     ---------
Current assets:
  Cash ......................................................................       506,813       454,595
  Accounts receivable-less allowance for uncollectibles of
    $719,721 and $655,951 ...................................................     9,945,481    10,686,414
  Deferred fuel costs (Note A) ..............................................       827,012           -0-
  Deferred unbilled gas costs (Note A) ......................................       438,894       434,291
  Fuel and other inventories (Note A) .......................................     6,048,447     5,384,483
  Prepayments ...............................................................     1,409,302     1,159,331
  Common stock held for dividend reinvestment plan (Note B) .................       130,819       289,695
                                                                                    -------       -------
    Total current assets ....................................................    19,306,768    18,408,809
                                                                                 ----------    ----------
Deferred debits:
  Recoverable postretirement benefit (Note H) ...............................       692,922       692,922
  Recoverable vacations accrued .............................................       633,194       846,825
  Recoverable deferred Federal income taxes (Note F) ........................     5,969,839     5,713,177
  Recoverable transition obligation (Note H) ................................     1,700,000     1,325,000
  Unamortized debt discount and expense .....................................     1,523,092     1,581,023
  Prepaid pensions (Note H) .................................................     6,170,837     5,545,463
  Other .....................................................................     3,227,420     3,792,004
                                                                                  ---------     ---------
    Total deferred debits ...................................................    19,917,304    19,496,414
                                                                                 ----------    ----------
    Total assets ............................................................   $96,688,985   $92,337,506
                                                                                ===========   ===========

The accompanying Notes are an integral part of these statements.



                          Consolidated Balance Sheets

August 31                                                                                1996         1995
--------------------------------------------------------------------------------------------------------------
Capitalization and liabilities:
Capitalization (see Consolidated Statements of Capitalization) ...................   $50,348,234   $50,608,628
                                                                                     -----------   -----------
Revolving credit arrangement (Note D) ............................................     2,200,000           -0-
                                                                                       ---------           ---
Obligations under capital leases (Note D) ........................................     2,133,543     1,254,778
                                                                                       ---------     ---------
Current liabilities:
  Current maturities of long-term debt (Note D) ..................................       500,000       500,000
  Obligations under capital leases (Note D) ......................................       811,036       758,870
  Notes payable (Note C) .........................................................    14,900,000    11,900,000
  Accounts payable ...............................................................     5,243,207     4,321,315
  Security deposits ..............................................................     1,096,747     1,162,005
  Taxes accrued ..................................................................       190,025       507,816
  Deferred fuel costs (Note A) ...................................................           -0-     3,150,767
  Accrued interest ...............................................................       551,979       655,045
  Other  .........................................................................       712,413       976,138
                                                                                         -------       -------
    Total current liabilities ....................................................    24,005,407    23,931,956
                                                                                      ----------    ----------
Commitments and contingencies (Note H)
Deferred credits:
  Unamortized investment tax credit (Note A) .....................................       723,688       773,141
  Transition obligation (Note H) .................................................     1,700,000     1,325,000
  Unfunded deferred Federal income taxes (Note F) ................................     1,922,773     1,930,375
  Postretirement benefit obligation (Note H) .....................................       692,922       692,922
  Other  .........................................................................     1,700,469     1,729,504
                                                                                       ---------     ---------
    Total deferred credits .......................................................     6,739,852     6,450,942
                                                                                       ---------     ---------
Deferred Federal income taxes (Notes A and F) ....................................    11,261,949    10,091,202
                                                                                      ----------    ----------
    Total liabilities ............................................................    46,340,751    41,728,878
                                                                                      ----------    ----------
    Total capitalization and liabilities .........................................   $96,688,985   $92,337,506
                                                                                     ===========   ===========

The accompanying Notes are an integral part of these statements.


           Consolidated Statements of Changes in Common Stock Equity

                                                        Common Shares Issued              Paid in      Retained
                                                            & Outstanding                 Capital      Earnings
----------------------------------------------------------------------------------------------------------------
                                                       Number           Amount
----------------------------------------------------------------------------------------------------------------
Balance, August 31, 1993.......................      4,213,043        $4,213,043      $17,790,573     $6,344,574
                                                     ---------        ----------      -----------     ----------
Add (deduct):
   Net income..................................                                                        3,826,026
   Cash dividends on common stock..............                                                       (2,900,408)
   Other.......................................                                           (95,418)
                                                     ---------         ---------          -------      ---------
Balance, August 31, 1994.......................      4,213,043         4,213,043       17,695,155      7,270,192
                                                     ---------         ---------       ----------      ---------
Add (deduct):
   Net income..................................                                                        2,554,925
   Cash dividends on common stock..............                                                       (2,989,702)
   Dividend reinvestment plan (Note B).........         47,754            47,754          465,376
   Other.......................................                                          (121,852)
                                                     ---------         ---------         --------      ---------
Balance, August 31, 1995.......................      4,260,797         4,260,797       18,038,679      6,835,415
                                                     ---------         ---------       ----------      ---------
Add (deduct):
   Net income..................................                                                        3,998,360
   Cash dividends on common stock..............                                                       (3,083,369)
   Dividend reinvestment plan (Note B).........         19,231            19,231          202,680
   Other.......................................                                           (37,296)
                                                     ---------        ----------          -------     ----------
Balance, August 31, 1996.......................      4,280,028        $4,280,028      $18,204,063     $7,750,406
                                                     =========        ==========      ===========     ==========


                   Consolidated Statements of Capitalization

August 31                                                                1996             1995
-------------------------------------------------------------------------------------------------
Common stock equity:
  Common stock, $1 par value (Note B)
    Authorized 20,000,000 shares
    Issued and outstanding 4,280,028 and 4,260,797 shares             $ 4,280,028     $ 4,260,797
  Paid in capital (Note B) ..............................              18,204,063      18,038,679
  Retained earnings (Notes B and E) .....................               7,750,406       6,835,415
                                                                        ---------       ---------
                                                                       30,234,497      29,134,891
Less:  Accounts receivable from Valley Gas
  Employee Stock Ownership Plan (Note D) ................               3,142,200       3,142,200
                                                                        ---------       ---------
     Total common stock equity ..........................              27,092,297      25,992,691
                                                                       ----------      ----------
Long-term debt (Note D):
  8% First Mortgage Bonds, due 2022 .....................              20,212,000      21,072,000
  9% Notes Payable, due 1999 ............................               2,138,937       2,138,937
  Note payable ..........................................               1,405,000       1,905,000
                                                                        ---------       ---------
     Total ..............................................              23,755,937      25,115,937
  Less: Current maturities ..............................                 500,000         500,000
                                                                          -------         -------
     Total long-term debt ...............................              23,255,937      24,615,937
                                                                       ----------      ----------
     Total capitalization ...............................             $50,348,234     $50,608,628
                                                                      ===========     ===========

The accompanying Notes are an integral part of these statements.

                   Notes to Consolidated Financial Statements

NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of Valley Resources, Inc. and its active wholly-owned subsidiaries (the Corporation)-Valley Gas Company (Valley Gas or the Company), Valley Appliance and Merchandising Company (VAMCO), Valley Propane, Inc. (Valley Propane), Morris Merchants, Inc. (Morris Merchants) (d/b/a the Walter F. Morris Company), and Bristol & Warren Gas Company (Bristol & Warren). The consolidated financial statements also include the Corporation's 80% interest in Alternate Energy Corporation (AEC). All significant intercompany transactions have been eliminated where required.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REGULATION - The utility operations of Valley Gas and Bristol & Warren are subject to regulation by the Rhode Island Public Utilities Commission (RIPUC). Accounting policies conform with generally accepted accounting principles, as applied in the case of regulated public utilities, and are in accordance with the accounting requirements and rate making practices of the RIPUC.

DEPRECIATION - Annual provisions for depreciation for Valley Gas and Bristol & Warren are determined on a composite straight-line basis. The composite rate for fiscal 1996 was 2.91% and was 2.72% for fiscal 1995 and fiscal 1994.
     Depreciation provisions for other subsidiary companies are provided on the straight-line and accelerated methods at rates ranging from 2.86% to 34%.

DEFERRED FUEL COSTS - Valley Gas and Bristol & Warren tariffs include a Purchased Gas Price Adjustment (PGPA) which allows an adjustment of rates charged to customers in order to recover all changes in gas costs from stipulated base gas costs. The PGPA provides for an annual reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts collected as compared to costs incurred is deferred and either reduces the PGPA or is billed to customers over subsequent periods.

DEFERRED UNBILLED GAS COSTS - Revenue is recorded on the basis of bills rendered on a cycle basis throughout the month. The Company defers to the following month that portion of the base cost of gas delivered but not yet billed under the cycle billing system.

ACCOUNTING FOR INCOME TAXES - Income tax regulations allow recognition of certain transactions for tax purposes in time periods other than the period during which these transactions will be recognized in the determination of net income for financial reporting purposes. As required by generally accepted accounting principles, deferred income taxes are provided to reflect the tax effect of these timing differences in the proper accounting periods.
     In accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes," deferred income taxes are recorded for all book and tax temporary timing differences.
     Investment tax credits relating to Valley Gas and Bristol & Warren property have been deferred and will be amortized to income over the productive lives of the related assets. Investment tax credits earned by the Corporation's other subsidiary companies were recognized as a reduction of Federal income tax expense in the year utilized.

PENSION PLANS - Valley Gas maintains two non-contributory defined benefit pension plans covering substantially all of its employees. The plans provide benefits based on compensation and years of service. The Company's policy is to fund pension costs that are deductible for Federal income tax purposes (see Note
H). Additionally, the Company maintains a 401(k) plan covering substantially all of the Company's employees. In fiscal 1996, 1995 and 1994, plan expense was $126,100, $122,400 and $112,900, respectively.
     Morris Merchants maintains an employee profit sharing plan covering substantially all of the employees who have completed one year of service. Contributions to the plan are at the discretion of the Board of Directors. Profit sharing expense was $68,400 in fiscal 1996 and 1995 and $73,700 in fiscal 1994.
     Bristol & Warren maintains a non-contributory defined contribution pension plan covering substantially all of its employees. The plan provides benefits based on hours worked and rate of pay. In fiscal 1996, 1995 and 1994 plan expense was $23,000, $27,500 and $23,100, respectively.

NEW ACCOUNTING STANDARD - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", which will be effective for the Corporation's fiscal year ending August 31, 1997. This statement requires the Corporation to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Corporation intends to adopt this statement prospectively. The impact of the standard is not expected to have a material impact on the Corporation's financial condition or results of operations.

INVENTORIES - Fuel and other inventories at August 31, are as follows:

                                                1996         1995
--------------------------------------------------------------------
Fuels (at average cost) ..................   $3,622,698   $3,254,439
Merchandise and other (at average cost)...    1,199,856    1,051,585
Merchandise (at LIFO) ....................    1,225,893    1,078,459
                                              ---------    ---------
                                             $6,048,447   $5,384,483
                                             ==========   ==========

Merchandise (at LIFO), if valued at current cost, would have been greater by $327,300 in 1996 and $255,400 in 1995.

NOTE B:  COMMON STOCK AND RIGHTS

     Pursuant to the Corporation's dividend reinvestment plan, stockholders can reinvest dividends and make limited additional cash investments. Shares issued through dividend reinvestment can be acquired on the open market or original issue. In fiscal 1996 and 1995, the Corporation issued 19,231 and 47,754 shares of common stock, respectively, under provisions of the dividend reinvestment plan. All shares issued pursuant to the plan in fiscal 1994 were open-market purchases. At August 31, 1996 and 1995, 10,813 and 26,190 shares, respectively, were held by the Corporation for issuance to the plan.
     On August 31, 1996, except as mentioned above, no shares of common stock of the Corporation were held by or for the account of the Corporation or were reserved for officers or employees or for options, warrants or other rights, except 41,125 shares of common stock reserved subject to sale under the Corporation's dividend reinvestment plan.
     Each share of common stock of the Corporation includes one preferred stock purchase Right which entitles the holder to purchase one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, par value $100, at a price of $35 per one one-hundredth of a share subject to adjustment. Initially the Rights will not be exercisable, and the Rights will trade automatically with common stock. The Rights will generally become exercisable, and separate certificates representing the Rights will be distributed, upon occurrence of certain events in excess of a stipulated percentage of ownership.
     The Rights should not interfere with any merger or business combination approved by the Board of Directors because, prior to the Rights becoming exercisable, the Rights may be redeemed by the Corporation at $0.01 per Right. The Rights have no dilutive effect and will not affect reported earnings per share.

NOTE C:  SHORT-TERM DEBT

     The Corporation borrows on bank lines of credit at the prevailing interest rate available at the time of borrowing. The Corporation either pays commitment fees or maintains compensating balances in connection with these lines of credit. Commitment fees paid in fiscal 1996, 1995 and 1994 amounted to $114,800, $94,500, and $64,900, respectively. There are no legal restrictions on withdrawal of compensating balances.


     A detail of short-term borrowings for fiscal 1996, 1995 and 1994 is as follows:

                                                                    1996             1995              1994
---------------------------------------------------------------------------------------------------------------
At year end
  Weighted average interest rate.........................           5.7%             5.9%              5.2%
  Unused lines of credit.................................        $14,100,000      $15,100,000       $14,600,000
For the year ended
  Weighted average interest rate.........................           6.0%             6.2%              3.9%
  Average borrowings.....................................        $12,908,300      $11,283,300       $10,991,700
  Maximum month-end borrowings...........................        $16,000,000      $16,000,000       $14,900,000
  Month of maximum borrowings............................          November         December           January

NOTE D:  LONG-TERM DEBT

     The composition of long-term debt is included in these financial statements in the separate Consolidated Statements of Capitalization. The aggregate amount of maturities and sinking fund requirements for each of the five fiscal years following fiscal 1996 are: 1997, $1,311,000; 1998, $3,901,100; 1999, $2,714,100;
2000, $568,400; and 2001, $135,500, inclusive of capitalized lease obligations.
     Valley Gas utility plant and equipment have been pledged as collateral to secure its long-term debt. In accordance with the redemption provisions of the Valley Gas 8% First Mortgage Bonds, $860,000 and $1,333,000 of the bonds were redeemed by holders in fiscal 1996 and 1995, respectively.
     The fair market value of the Corporation's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities. Management believes the carrying value of the debt approximates the fair value at August 31, 1996.
     Regulatory treatment allows payments under capital leases to be recorded as rental expenses. Rental expenses for all leases in fiscal 1996, 1995 and 1994 were $1,437,900, $1,179,800, and $1,235,200, respectively.
     The Company entered into an intermediate term financing arrangement with a bank in November 1995. The terms of the arrangement call for a $6,000,000 revolving line of credit which matures in 1998, with the option to extend the termination date to November 30, 2000.
     Valley Resources, Inc. borrowed funds under a line of credit at rates less than the prevailing prime rate, which are restricted in their use to being loaned to the Company's Employee Stock Ownership Plan (ESOP). The receivable from the ESOP has been shown as a reduction of common stock equity. The financing by the ESOP is secured by the common stock of two unregulated subsidiaries and the unallocated shares held by the ESOP.
     The Valley Resources common stock purchased by the ESOP with the borrowed money is held by the ESOP trustee in a "suspense account." As the Company makes contributions to the plan, a portion of the common stock is released from the suspense account and allocated to participating employees. Any dividends on unallocated shares are used to pay loan interest. ESOP expense in fiscal
1996 was $100,000.  There was no ESOP expense recorded in fiscal 1995 and 1994.

NOTE E:  RESTRICTION ON RETAINED EARNINGS

     At August 31, 1996, $1,229,400 of the retained earnings of Valley Gas were available for the payment of cash dividends to Valley Resources, Inc. under the most restrictive provisions of the Company's first mortgage bonds. There are no restrictions as to the payment of dividends for Valley Resources or the other subsidiaries.

NOTE F:  INCOME TAXES

     In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109), the Corporation's financial statements are required, among other things, to record the cumulative deferred income taxes on all temporary timing differences. As approved by the RIPUC, the utilities did not fully record deferred income taxes but, rather, "flowed through" certain tax benefits to utility customers, prior to fiscal 1994. At August 31, 1996, the Corporation has a liability of $5,969,800 on the Consolidated Balance Sheets as recoverable deferred income taxes and a corresponding recoverable deferred charge. The liability represents the tax effect of timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The utilities are recovering unfunded deferred taxes from utility customers over the remaining book life of utility property.
     Federal income tax expense has been calculated based on filing a consolidated corporate tax return and is comprised of the following:

                                                                          1996             1995              1994
-------------------------------------------------------------------------------------------------------------------
Current income tax expense:
   Operating expense .........................................        $  521,540         $112,029        $  272,536
   Nonoperating expense.......................................           147,065           71,230            82,678
                                                                         -------           ------            ------
                                                                         668,605          183,259           355,214
                                                                         -------          -------           -------
Deferred income tax expense:
   Accelerated depreciation...................................           276,474          194,537           269,823
   Pensions...................................................           212,627          194,588           266,715
   Deferred fuel costs........................................           293,801              -0-               -0-
   Uncollectibles.............................................           (21,840)           2,142           (32,289)
   Directors' fees and interest...............................           (36,453)          (8,744)          (46,169)
   Bond premium ..............................................            (6,240)          (6,242)          176,387
   Rate case expenses.........................................           (37,626)         174,290           (43,785)
   Capitalization of inventory costs..........................            (6,897)          (2,079)           45,977
   Consulting contracts.......................................            64,392           64,389           150,111
   Software amortization......................................           140,856          140,856           254,350
   Alternative minimum tax....................................             8,617         (180,000)              -0-
   Other .....................................................            34,296           46,181              (429)
                                                                          ------           ------              ----
                                                                         922,007          619,918         1,040,691
                                                                         -------          -------         ---------
   Total .....................................................        $1,590,612         $803,177        $1,395,905
                                                                      ==========         ========        ==========

     The Federal income tax amounts included in the Consolidated Statements of Earnings differ from the amounts which result from applying the statutory Federal income tax rate to income from operations before income tax. The reasons, with related percentage effects, are shown below:

                                                                                      1996         1995        1994
-------------------------------------------------------------------------------------------------------------------
Statutory Federal rate.........................................                        34%          34%         34%
  Maintenance costs capitalized for book purposes..............                        (3)          (4)         (4)
  Cost of removal..............................................                        (1)          (1)         (1)
  ESOP dividends...............................................                        (1)          (2)         (1)
  Prior year over accrual......................................                        -0-          (2)         -0-
  Other .......................................................                        (1)          (1)         (1)
                                                                                       --           --          --
  Total .......................................................                        28%          24%         27%
                                                                                       ==           ==          ==

     Temporary differences which gave rise to the following deferred tax assets and liabilities at August 31, 1996 and 1995 are:

                                                                                     1996             1995
-------------------------------------------------------------------------------------------------------------
Unbilled revenues ...........................................................   $    271,504      $   264,144
Directors' fees and interest ................................................        215,477          179,024
Other .......................................................................        525,365          505,245
                                                                                     -------          -------
   Total deferred tax assets ................................................      1,012,346          948,413
                                                                                   ---------          -------
Accelerated depreciation ....................................................     (8,446,411)      (7,905,673)
Pensions                                                                          (2,116,771)      (1,904,144)
Software amortization                                                               (536,062)        (395,206)
Deferred fuel costs .........................................................       (293,801)             -0-
Other .......................................................................       (881,250)        (834,592)
                                                                                    --------         --------
   Total deferred tax liabilities ...........................................    (12,274,295)     (11,039,615)
                                                                                 -----------      -----------
Total deferred taxes ........................................................   $(11,261,949)    $(10,091,202)
                                                                                ============     ============

     The Corporation's nonutility operations are subject to state income taxes. For fiscal 1996, 1995 and 1994, state income taxes totaled $124,300, $131,800, and $125,300, respectively.

NOTE G:  REGULATORY MATTERS

     In January 1995, Valley Gas and Bristol & Warren filed revised tariffs with the RIPUC to consolidate their rate structure and to increase their combined annual revenues. On October 18, 1995, the RIPUC authorized the utilities to adjust their tariffs to collect $1.1 million and consolidate their rate structure.

NOTE H:  COMMITMENTS AND CONTINGENCIES

PENSION PLANS - Valley Gas has two non-contributory defined benefit pension plans covering substantially all of its employees and a supplemental pension plan covering certain officers.
     Net periodic pension income for fiscal 1996, 1995 and 1994 included the following components:

                                                                     1996             1995            1994
--------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period ....            $    534,961    $    470,907    $    472,621
Interest cost on projected benefit obligation .......               1,321,504       1,232,168       1,153,139
Actual return on plan assets ........................              (3,266,264)     (3,448,848)       (251,149)
Net amortization and deferral .......................                 784,425       1,173,453      (2,159,065)
                                                                      -------       ---------      ----------
Net periodic pension income .........................            $   (625,374)   $   (572,320)   $   (784,454)
                                                                 ============    ============    ============



Plans Funded Status - July 31                                                         1996            1995
-------------------------------------------------------------------------------------------------------------
Projected benefit obligations:
   Vested ...........................................                            $ 15,511,957     $15,143,093
   Nonvested ........................................                                 225,232         140,275
                                                                                      -------         -------
   Accumulated ......................................                              15,737,189      15,283,368
   Due to recognition of future salary increases ....                               3,757,612       3,685,361
                                                                                    ---------       ---------
     Total ..........................................                             (19,494,801)    (18,968,729)
Plan assets at fair value ...........................                              29,152,063      26,885,983
                                                                                   ----------      ----------
Plan assets in excess of projected benefit obligation                               9,657,262       7,917,254
Unrecognized transition amount ......................                                (824,232)       (971,756)
Unrecognized net gains ..............................                              (2,662,193)     (1,400,035)
                                                                                   ----------      ----------
Prepaid pension costs ...............................                            $  6,170,837      $5,545,463
                                                                                 ============      ==========

     Plan assets are invested in common stock, short-term investments and various other fixed income securities.
     The weighted-average discount rate used in determining the projected benefit obligation was 7 3/4 percent and 7 1/2 percent, respectively, as of July 31, 1996 and 1995. The assumed rate of future compensation increases was 5 1/2 percent per year. The expected long-term rate of return on assets was 9 percent for all years presented.

POSTRETIREMENT LIFE AND HEALTH BENEFIT PLAN - Valley Gas sponsors a postretirement benefit plan that covers substantially all of its employees. The plan provides medical, dental and life insurance benefits. The plan is non-contributory.
     In accordance with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS
106), the Company records the cost for this plan on an accrual basis. As permitted by SFAS 106, the Company will record the transition obligation over a twenty-year period. The Company's cost under this plan for 1996, 1995 and 1994 was $809,500, $815,100 and $841,500, respectively. The regulatory asset represents the excess of postretirement benefits on the accrual basis over amounts authorized to be recovered in rates. The RIPUC authorized the Company a phase-in recovery of the tax deductible portion of these postretirement benefits, if funded.
     The Company has funded a portion of these costs through trusts established under Section 501(c)(9) of the Internal Revenue Code for the bargaining and nonbargaining unit plans. The Company is currently funding the amount recovered through rates.
     The following table sets forth the Plans funded status reconciled with the amounts recognized in the Company's financial statements at August 31:

                                                                                               1996            1995
-----------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees ..........................................................                     $(2,787,993)     $(2,719,221)
   Fully eligible active plan participants ...........................                        (775,563)        (849,327)
   Other active plan participants ....................................                      (2,007,935)      (2,156,452)
                                                                                            ----------       ----------
                                                                                            (5,571,491)      (5,725,000)
Plan assets at fair value ............................................                         951,546          481,494
                                                                                               -------          -------
Accumulated postretirement benefit obligation in excess of plan assets                      (4,619,945)      (5,243,506)
Unrecognized transition obligation ...................................                       4,722,146        4,999,920
Unrecognized net (gain) from past experience different
  from that assumed and from changes in assumptions ..................                        (795,123)        (449,336)
                                                                                              --------         --------
Accrued postretirement benefit cost ..................................                     $  (692,922)     $  (692,922)
                                                                                           ===========      ===========


Net periodic postretirement benefit cost consisted of the following:         1996              1995              1994
-----------------------------------------------------------------------------------------------------------------------
Service cost - benefits attributable to service during
  the period .........................................................   $   156,991       $   140,882      $   148,014
Interest cost on accumulated postretirement
  benefit obligation .................................................       417,117           420,725          424,964
Actual return (loss) on plan assets ..................................        33,712           (10,575)             -0-
Net amortization and deferral ........................................       201,640           264,026          268,511
                                                                             -------           -------          -------
Net periodic postretirement benefit cost .............................       809,460           815,058          841,489
Regulatory asset .....................................................           -0-           252,365          440,557
                                                                                 ---           -------          -------
Net expense ..........................................................   $   809,460       $   562,693      $   400,932
                                                                         ===========       ===========      ===========

     For measurement purposes, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 5% by fiscal 2002 and to remain at that level thereafter. The rates of increase assumed for post-age 65 medical benefits were slightly lower. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at August 31, 1996 by $434,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost (NPPBC) for the year by $58,000. The discount rate was 7 1/2% for the development of the NPPBC. The assumed rate of future compensation increases was 5 1/2% per year. The trend rates were set by the RIPUC.

LONG-TERM OBLIGATIONS - Valley Gas and Bristol & Warren have contracts which expire at various dates through the year 2012 for the purchase, delivery and storage of natural gas and supplemental gas supplies. Certain contracts for the purchase of the supplemental gas supplies contain minimum purchase obligations which approximate 2 percent of total system requirements.

FERC ORDER NO. 636 TRANSITION COSTS - As a result of FERC Order 636, the utilities' interstate pipeline service providers have been required to unbundle their supply, storage and transportation services. This unbundling has caused the interstate pipeline companies to incur substantial costs in order to comply with Order 636. These transition costs include four types: (1) unrecovered gas costs (gas costs that have been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that cannot be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).
     Pipelines are expected to be allowed to recover prudently incurred transition costs from customers primarily through a demand charge, after approval by FERC. The utilities' pipeline suppliers began direct billing these costs in fiscal 1994 as a component of demand charges. The utilities estimate their remaining portion of transition costs to be $1,700,000 and have recognized a liability for these costs as of August 31, 1996. The RIPUC has allowed the recovery of transition costs through the PGPA. Under the provisions of SFAS 71, regulatory assets totaling $1,700,000 were recorded for the expected future recovery of the transition obligations. Actual transition costs to be incurred depend on various factors; therefore, future costs may differ from the amounts discussed above.

CONTINGENT LIABILITY - In January 1994, a lawsuit was filed against Valley Gas and other parties by Blackstone Valley Electric Company (Blackstone), the former owners of the utility assets acquired by Valley Gas in 1961. The claim is for contribution towards a judgment against Blackstone's share of total clean up costs of approximately $6 million of a site to which oxide waste was transported in the 1930's (the "Mendon Road site"), prior to the incorporation of Valley Gas, and for related declaratory relief concerning potential liability for the site of the former Tidewater plant. Blackstone and the former Mendon Road site owner have been held jointly and severally liable for the cost of the clean up by the Massachusetts Department of Environmental Quality Engineering as a result of its suit of Blackstone and the former Mendon Road site owner. The management of Valley Gas is of the opinion the Company will prevail as a result of an indemnification which is part of the agreement signed at the time the Company acquired the utility assets. Legal fees associated with this claim are recovered in rates. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.
     In September 1995, Valley Gas received a letter of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from manufactured coal waste on its property that is the site of the former Tidewater plant. The DEM has requested Valley Gas and Blackstone to submit a remedial action work plan to address certain releases on the site. It is too early in the process to determine the extent of any liability of Valley Gas. Management takes the position that it is indemnified by Blackstone for any such expenses. Valley Gas will seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period.

NOTE I:  SEGMENT INFORMATION

     In accordance with SFAS 14, the following information is presented relative to the gas, merchandising and other operations of the Corporation.


                                                                         1996             1995             1994
-------------------------------------------------------------------------------------------------------------------
Gas Operations
Operating revenues............................................       $60,773,250      $56,012,913       $65,323,556
Operating income before Federal income taxes..................         7,150,140        5,157,534         6,412,020
Identifiable assets at August 31..............................        84,646,797       83,952,630        83,070,742
Depreciation..................................................         2,364,999        2,131,425         2,060,071
Capital expenditures..........................................         4,396,081        5,335,159         3,953,702

Appliance & Contract Sales & Rentals
Operating revenues............................................       $17,617,481      $17,216,397       $16,506,364
Operating income before Federal income taxes..................           986,920        1,111,530         1,183,132
Identifiable assets at August 31..............................         8,116,782        8,148,961         8,060,902
Depreciation..................................................           512,242          475,456           339,068
Capital expenditures..........................................           531,152          521,345           549,067

Other Operations, including Corporate & Eliminations
Operating revenues............................................       $ 1,969,403      $ 1,640,880       $ 1,722,998
Operating income before Federal income taxes..................           156,632          207,432           219,001
Identifiable assets at August 31..............................         3,925,406          235,915           (62,447)
Depreciation..................................................            79,486           77,874            74,328
Capital expenditures..........................................            81,476           59,427            50,658

Total Corporation
Operating revenues............................................       $80,360,134      $74,870,190       $83,552,918
Operating income before Federal income taxes..................         8,293,692        6,476,496         7,814,153
Federal income tax expense....................................        (1,443,547)        (731,947)       (1,313,227)
Nonoperating income-net.......................................           459,938          115,032           227,450
Interest expense..............................................        (3,311,723)      (3,304,656)       (2,902,350)
Net income....................................................         3,998,360        2,554,925         3,826,026
Identifiable assets at August 31..............................        96,688,985       92,337,506        91,069,197
Depreciation..................................................         2,956,727        2,684,755         2,473,467
Capital expenditures..........................................         5,008,709        5,915,931         4,553,427

     Expenses used to determine operating income before Federal income taxes are charged directly to each segment or are allocated based on time studies. Assets allocated to each segment are based on specific identification of such assets as provided by Corporate records.

NOTE J:  SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

Three months ended
(in thousands, except as to earnings (loss)
per average share)                                            November      February          May         August
-----------------------------------------------------------------------------------------------------------------
                 Fiscal 1996
Total operating revenues.............................         $14,095        $30,250        $23,665       $12,351
Income (loss) before Federal income taxes............         $(1,214)        $5,817         $2,934       $(1,948)
Net income (loss)....................................           $(775)        $3,855         $1,995       $(1,077)
Earnings (loss) per average share....................           $(.18)          $.90           $.47         $(.25)

                 Fiscal 1995
Total operating revenues.............................         $14,774        $26,965        $21,438       $11,693
Income (loss) before Federal income taxes............         $(1,186)        $3,602         $2,242       $(1,300)
Net income (loss)....................................           $(735)        $2,382         $1,586         $(678)
Earnings (loss) per average share....................           $(.17)          $.56           $.38         $(.16)


Report of Independent Certified Public Accountants

To the Stockholders of Valley Resources, Inc.
     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Valley Resources, Inc. (a Rhode Island corporation) and subsidiaries as of August 31, 1996 and 1995 and the related consolidated statements of earnings, cash flows and changes in common stock equity for each of the three years in the period ended August 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley Resources, Inc. and subsidiaries as of August 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

                                                  S/Grant Thornton LLP

Boston, Massachusetts
September 24, 1996

             Management's Discussion and Analysis of the Results of
                       Operations and Financial Condition

OVERVIEW
     The discussion and analysis that follows reflect the operations of the Corporation and its six active subsidiaries: Valley Gas and Bristol & Warren, both regulated natural gas distribution companies; VAMCO, a merchandising, appliance rental, and service company; Valley Propane, a propane sales and service company; Morris Merchants, a representative distributor of franchised lines; and AEC, which sells, installs and designs natural gas conversion systems and facilities.
     Operating results are derived from two major classifications - utility and nonutility. Utility earnings are generated from the operations of the regulated natural gas distribution companies and include the distribution and sale of natural gas to firm and seasonal customers. Nonutility revenues are a consolidation of the revenues of VAMCO, Valley Propane, Morris Merchants and AEC.
     The distribution and sale of natural gas to customers on a year-round basis for heating, water heating, cooking and processing are the source of firm utility revenues. Firm customers can be residential, commercial or industrial. The revenues from firm sales customers are determined by regulated tariff schedules and through RIPUC-approved commodity charge factors. These factors include the Purchased Price Gas Adjustment (PGPA), which collects from or returns to customers changes in gas costs from those included in the regulated tariffs, and an adjustment to collect post-retirement benefits.
     Seasonal and dual-fuel sales are made when excess gas supplies are available and gas prices are competitive with alternative fuel markets. These sales are generally made in non-winter months and can be interrupted by the utilities at any time. Margins from seasonal sales and those above $1 per Mcf from dual fuel sales are returned to customers through a reduction in the PGPA. Prior to November 1995, Bristol & Warren retained all margins on seasonal sales. The utilities also provide transportation through their distribution systems for customer-purchased natural gas received by the utility company on an off-peak basis.
     Morris Merchants and VAMCO generate nonutility revenues through the wholesale and retail sales of plumbing and heating supplies and appliances. Additionally, VAMCO generates revenues from appliance rentals and a service contract repair program.
     The propane operations are conducted through Valley Propane which include the propane operations of The New England Gas Company since consolidation of the propane operations on September 1, 1995. Valley Propane sells propane at retail and provides service to propane customers in Rhode Island and southeastern Massachusetts.
     AEC, acquired in May 1996, generates revenues through the conversion of vehicles and stationary engines to natural gas and through the design and installation of natural gas fueling facilities. The Corporation owns an 80 percent interest in AEC and has the right to acquire the remaining 20 percent of the company currently held by the management of AEC. The operations of AEC did not materially impact the operations of the Corporation in fiscal 1996.
     Earnings per share for fiscal 1996 were $0.94 compared with $0.61 per common share in fiscal 1995 and $0.91 per common share in fiscal 1994. Fiscal 1996 net income was $3,998,400. This compares with net income of $2,554,900 in fiscal 1995 and $3,826,000 in fiscal 1994.

RESULTS OF OPERATIONS
Fiscal 1996 versus Fiscal 1995
     Utility gas revenues in fiscal 1996 totaled $60,773,500, an increase of 8.5 percent over fiscal 1995. Revenues from sales to firm customers increased 9.8 percent over the prior fiscal year as a result of increased gas sales and rate relief. Offsetting the increase in revenues was a decrease of $2,654,800 in gas costs recovered through the PGPA. The PGPA does not impact operating income as it effectuates a dollar for dollar recovery of gas costs.
     In fiscal 1996, gas sold to firm customers increased 12.0 percent over fiscal 1995 and totaled 8,255,500 Mcf. The primary contributor to the increase in gas sales was the weather which was 17.0 percent colder than the prior year during the critical heating period, December through February.
     In October 1995, Valley Gas and Bristol & Warren were authorized by the RIPUC to consolidate their rate structures and to increase their tariffs to collect an additional $1.1 million in revenues. The new tariffs collect an increased share of revenues through the customer charge, thus reducing sensitivity of utility revenues to weather. Approximately $825,000 of this revenue increase is reflected in fiscal 1996 revenues.
     Sales to seasonal customers decreased 21.2 percent in fiscal 1996. Seasonal sales are dependent on the availability of gas and the price of competing fuels. The colder winter period resulted in less gas available for sales to this market. Since profits on seasonal sales are returned to firm sales customers through the PGPA, seasonal sales have no impact on operating income. Fiscal 1996 gas sales to dual fuel customers

             Management's Discussion and Analysis of the Results of
                 Operations and Financial Condition (continued)

reached the 1995 level.
     Transportation revenues declined by $124,800 or 24.6 percent in fiscal 1996. The reduction in transportation revenues was the result of a decrease in gas delivered to Valley Gas on behalf of customers.
     Nonutility revenues totaled $19,586,600, an increase of 3.9 percent over fiscal 1995. Revenues from retail merchandising operations, inclusive of rental and service program revenues, increased 12.6 percent over the prior fiscal year. The focus on the commercial and industrial markets led to an increase in retail merchandising revenues and the related gross profit, even though a lower profit margin percentage is earned on these sales. The service contract and rental program revenues increased due to new customers and price increases. The wholesale operations have faced gross profit margin declines because of pricing competition among manufacturers and consolidation of wholesale outlets within their market. Wholesale merchandise revenues declined slightly in fiscal 1996.
     The revenues generated from the propane company are included in nonutility revenues. Propane revenues increased 17.5 percent in fiscal 1996 over the prior fiscal year. The increase was due to a 12.3 percent increase in gallons of propane sold and an increase in the retail price of propane. Colder weather and sales to the construction heating market accounted for the increase in sales.
     Cost of gas sold includes the cost of natural gas, underground storage gas, liquefied natural gas and liquid propane gas to serve utility sales customers. The average cost per Mcf of natural gas distributed for utility operations in fiscal 1996 and fiscal 1995 was $3.84 and $3.21, respectively. Cold weather in November and December required the use of storage gas before the peak winter period which caused increased demands for natural gas supply during the winter period and resulted in increased natural gas prices. Changes in gas costs of the utility operations are passed through to firm sales customers in the calculations of the PGPA. Therefore, increases and decreases in gas costs do not impact the profit margins of the utility operations.
     The cost of sales for nonutility operations increased 3.8 percent over the prior fiscal year. The increase is the result of the increased retail sales and the increased gallons sold of propane. The average cost of propane distributed was $0.48 per gallon in fiscal 1996 versus $0.44 per gallon in fiscal 1995.
     Other operation expenses increased 5.7 percent in fiscal 1996, due to wages and increased costs associated with the operation of the peak shaving facilities. An increase in uncollectible expenses also contributed to the increase.
     Maintenance expense in fiscal 1996 was $1,672,000, an increase of 8.9 percent over the prior year. Maintenance expense increased due to costs related to the record snowfall experienced during the winter period and computer maintenance. Operation and maintenance expenses are impacted by general inflation and wages.
     Taxes - other than Federal income increased 2.2 percent to $4,090,800 in fiscal 1996. Gross receipts taxes on increased utility revenues are responsible for the increase. The effective Federal income tax rates for the years ended August 31, 1996 and 1995 were 28 percent and 24 percent, respectively.
     Other income net of tax totaled $459,900 in fiscal 1996 and $115,000 in fiscal 1995. The increase in fiscal 1996 is a result of off-system natural gas sales and investment income. Off-system natural gas sales are natural gas sales to customers outside the franchise area at market clearing prices. The opportunities for off-system sales are dependent upon market demand and the ability of other gas suppliers to meet their delivery requirements. Management believes it is unlikely that conditions will exist for this level of off-system sales in subsequent years.
     Fiscal 1996 interest expense was $3,311,700, an increase of 0.2 percent over the prior fiscal year. Interest expense was impacted by an increase in short-term debt only partially offset by a reduction in the deferred fuel cost liability and the related interest accrual.

Fiscal 1995 versus Fiscal 1994
     Fiscal 1995 utility gas revenues totaled $56,012,900, a 14.3 percent decrease from fiscal 1994. Firm revenues in fiscal 1995 decreased 16.1 percent from fiscal 1994 due to a $6,457,700 reduction in gas costs recovered through the PGPA and decreased gas sales.
     Gas sales to firm customers were 7,368,700 Mcf in fiscal 1995, a decrease of 6.7 percent from the prior year. The primary contributor to the sales decrease was warmer weather. Weather, as measured by degree days, in fiscal 1995 was 8.2 percent warmer than normal and 9.9 percent warmer than fiscal 1994. Weather during the critical heating period, December through February, was 15.5 percent warmer than the prior year.
     In fiscal 1995 sales to seasonal customers increased 23.3 percent over the prior fiscal year. The warm weather made gas supplies available at competitive prices which is the primary reason for the sales

             Management's Discussion and Analysis of the Results of
                 Operations and Financial Condition (continued)

increase. The profits from these sales for Valley Gas are returned to firm customers through the PGPA. Bristol & Warren's margin accrued to the benefit of stockholders in fiscal 1995 and 1994. Sales to dual fuel customers increased by 24,600 Mcf over the prior fiscal year. Revenues from the transportation of customer-owned natural gas increased $134,800 in fiscal 1995.
     Nonutility revenues in fiscal 1995 were $18,857,200, an increase of 3.4 percent over fiscal 1994. VAMCO focused its retail merchandising attention on the commercial and industrial equipment market in response to the effects of the sluggish economy on the residential market. This led to increased retail sales of equipment to this market and an improvement in the gross margin of the retail operations. The rental and service contract programs continued to impact earnings positively. Wholesale operations experienced slight improvements in sales levels and gross margins as they continued their focus on higher margin lines. However, profitability decreased in the wholesale business due to expenses incurred from changes in management and the implementation of a computerized reporting system to improve communications between the customers and the sales force.
     As stated earlier, propane operations also are included in nonutility revenues. A 4.8 percent decrease in propane revenues was the result of a 10.0 percent decrease in gallons sold, offset by increases in the wholesale price of propane. The warm weather was the major contributor to the decreased propane volume sold. Price competition continued to be a critical factor in the ability to expand these operations.
     The utility operations distribute natural gas, underground storage gas, liquefied natural gas and a limited amount of liquid propane gas to meet customer demands; the utility expense for these fuels is included in the cost of gas sold. The average cost per Mcf of gas distributed in fiscal 1995 was $3.21 versus $4.01 in fiscal 1994. The decrease in the cost per Mcf is the result of lower demand for natural gas as a result of the warmer weather. All changes in gas costs are passed through to firm customers through the workings of the PGPA.
     Cost of sales - nonutility includes the cost of sales for the retail merchandising operation, the wholesale merchandising operation and the propane operation. Cost of merchandising goods sold increased 3.4 percent in fiscal 1995 over fiscal 1994 which is directly attributable to the increase in merchandise sales. The average cost of propane for the retail propane operations, included in cost of sales, was $0.44 in fiscal 1995 versus $0.40 in fiscal 1994.
     Operations expenses increased 2.7 percent over fiscal 1994. Planned wage and benefit increases and an increase in uncollectible expenses accounted for a majority of this increase. A decreased use of peak shaving facilities and improved cost controls slightly offset these increases.
     Maintenance expense in fiscal 1995 was $1,535,200, an increase of 3.4 percent over fiscal 1994. Expenses related to the distribution system were responsible for the increase. Operation and maintenance expenses were impacted by wages and general inflation.
     Taxes - other than Federal income were $4,002,100, a decrease of $461,300 from the prior year. A reduction in gross receipts taxes as a result of decreased revenues and the lowering of the gross receipts tax rate for manufacturing customers were responsible for the decrease. The effective Federal income tax rates for the years ended August 31, 1995 and 1994 were 24 percent and 27 percent, respectively.
     Fiscal 1995 other income - net decreased $112,400 from the prior year. A decrease in funds available for overnight investments and interest earned on those investments were responsible for the decrease in other income.
     Interest expense in fiscal 1995 totaled $3,304,600, an increase of 13.8 percent over fiscal 1994. Increased short-term borrowing rates were responsible for the increase in interest expense.

LIQUIDITY AND CAPITAL RESOURCES
     The sale of natural gas, propane and merchandise and revenues collected through the rental and service contract programs generate cash flows to meet the cash requirements of the Corporation. Operations, external financings and investments are also used to meet corporate cash needs. Short-term financings under existing lines of credit are available to meet daily cash need. Long-term and intermediate financings, and when appropriate, equity issues are used to refinance short-term debt when deemed appropriate by management.
     The cash position of the Corporation is impacted by the requirement to inventory supplemental gas supplies and the timing of inventory acquisitions to meet the peak winter demand of the utilities. Supplemental gas inventories are filled in the summer period for use during the winter period which has a negative impact on cash flows.
     Effective November 1995, the utilities, as authorized by the RIPUC, consolidated their rate structures

             Management's Discussion and Analysis of the Results of
                 Operations and Financial Condition (continued)

and increased their rate tariffs to collect an additional $1.1 million in revenues. Approximately $825,000 of this rate increase positively impacted liquidity in fiscal 1996. Colder weather and its positive influence on revenues similarly impacted cash flow.
     During fiscal 1996 actual gas costs were greater than expected which resulted in the utilities under-recovery of gas costs through the PGPA which caused the liability to customers at the end of fiscal 1995 to become a receivable from customers in fiscal 1996, negatively impacting liquidity. This under-recovery will be collected from customers through an increase in the PGPA in fiscal 1997 which will have a positive impact on fiscal 1997 cash flows. Interest costs and the timing of Federal and state tax payments also impact liquidity.
     Valley Gas entered into a revolving credit arrangement to fund the redemption of the Valley Gas 8% First Mortgage Bonds when they are redeemed by the current holders. During fiscal 1996, $2,200,000 of funds were issued under this arrangement, at a financing rate of less than 8%, which favorably impacted liquidity.
     Funding requirements are met through short-term borrowings under existing lines of credit. At August 31, 1996, the Corporation had $14,100,000 of available borrowings under its lines of credit. These lines are reviewed annually by the lending banks, and management believes they will be renewed or replaced.
     A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company (Blackstone) seeking contribution towards a judgment against Blackstone's share of total clean-up costs of approximately $6 million. The expenses relate to a site to which coal tar was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Company will prevail as a result of the indemnification provisions included in the agreement entered into when the Company acquired the utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees.
     Valley Gas received a letter of responsibility from the Rhode Island Department of Environmental Management (DEM) with respect to releases from manufactured coal waste on its property that is the site of the former Tidewater plant. The DEM has requested Valley Gas and Blackstone to submit a remedial action work plan to address certain releases on the site. Management cannot determine the future cash flow impact, if any, of this claim and related expenses. Management takes the position that it is indemnified by Blackstone for any such expenses. Valley Gas intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant period. Remediation of sites such as the former Tidewater plant is governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.
     Rhode Island has taken a leadership role in deregulation by passing legislation that will allow customers to choose their electric supplier. The Corporation is positioning itself to participate in this deregulated environment by entering into a marketing alliance with Total/Louis Dreyfus Energy Services, L.L.C. to market natural gas and petroleum based products. The marketing alliance will provide the Corporation the opportunity to supply energy needs to customers without franchise territory barriers. The utilities also filed to unbundle their firm commercial and industrial tariffs with the RIPUC in September 1996. The proposed new transportation tariffs will allow natural gas customers to choose their natural gas suppliers. It is anticipated that these new tariffs will not materially impact the operations of the utilities in fiscal 1997.
     The Corporation's net cash from operating activities in fiscal 1996 was $3,669,000 versus $6,728,000 in fiscal 1995 and $8,342,900 in fiscal 1994. Cash from operations was impacted by the deferred fuel cost account which used funds of $3,977,800 in fiscal 1996 versus providing funds in fiscal 1995 and 1994. Cash from investing activities in the amount of $5,058,100 in fiscal 1996, $5,929,300 in fiscal 1995 and $4,604,700 in fiscal 1994 was used primarily for capital expenditures. Financing activities in fiscal 1996 provided cash of $1,441,200 primarily from the issuance of the revolving credit arrangement and the issuance of short-term debt offset by the use of funds for the payment of dividends and the redemption of its 8% First Mortgage Bonds. Financing activities used cash of $931,400 in fiscal 1995 and $4,090,800 in fiscal 1994.
     Capital expenditures are primarily for the expansion and improvement of the gas utility plant and for the purchase of rental and propane equipment. In fiscal 1996, capital expenditures were $5,008,700 versus $5,915,900 in fiscal 1995 and $4,553,400 in fiscal 1994. Fiscal 1997 capital expenditures are estimated to be $4,942,500 and will be primarily for the expansion and improvements of gas utility property. It is anticipated that such expenditures will be financed through funds from operations and short-term borrowings.
     Information on the sources and uses of cash flows for the past three years is included on the Consolidated Statements of Cash Flows on page 17 of this report.


                       Summary of Consolidated Operations
August 31 (in thousands)                1996        1995        1994         1993         1992
------------------------------------------------------------------------------------------------
Assets
  Utility plant - net ..........      $49,442      $47,411     $44,207      $42,313      $38,838
  Leased property - net ........        2,945        2,014       2,436        2,395        3,343
  Nonutility plant - net .......        3,568        3,547       3,519        3,334        2,180
  Current assets ...............       19,307       18,409      18,358       20,727       20,908
  Other assets .................       21,427       20,957      22,549       12,026       10,594
                                       ------       ------      ------       ------       ------
        Total ..................      $96,689      $92,338     $91,069      $80,795      $75,863
                                      =======      =======     =======      =======      =======
Capitalization and liabilities
  Capitalization
    Common equity ..............      $27,092      $25,993     $26,036      $24,943      $24,018
    Long-term debt
    (less current maturities) ..       23,256       24,616      27,035       27,580       15,795
                                       ------       ------      ------       ------       ------
        Total ..................       50,348       50,609      53,071       52,523       39,813
Revolving credit arrangement ...        2,200          -0-         -0-          -0-          -0-
Obligations under capital leases        2,134        1,255       1,747        1,847        1,790
Current liabilities ............       24,005       23,932      18,530       18,982       26,922
Other liabilities ..............       18,002       16,542      17,721        7,443        7,338
                                       ------       ------      ------        -----        -----
        Total ..................      $96,689      $92,338     $91,069      $80,795      $75,863
                                      =======      =======     =======      =======      =======


For the year ended August 31,
(in thousands, except as to share
and per share data)                    1996         1995         1994         1993         1992
-------------------------------------------------------------------------------------------------
Operating revenues ................$   80,360   $   74,870   $   83,553   $   77,286   $   67,144
                                   ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Cost of gas sold ................    31,951       30,229       38,234       33,410       28,963
  Cost of sales - nonutility ......    13,689       13,190       12,784       12,715       11,893
  Other operation and maintenance .    19,379       18,288       17,784       17,300       15,107
  Depreciation ....................     2,956        2,685        2,474        2,304        1,770
  Taxes - other than Federal income     4,091        4,002        4,463        4,073        3,557
        - Federal income .........      1,444          732        1,313        1,400          955
                                        -----          ---        -----        -----          ---
Total .............................    73,510       69,126       77,052       71,202       62,245
                                       ------       ------       ------       ------       ------
Operating income ..................     6,850        5,744        6,501        6,084        4,899
Other income - net ................       460          115          227          253          267
Total interest charges                  3,312        3,304        2,902        2,610        2,051
                                        -----        -----        -----        -----        -----
Net income                         $    3,998   $    2,555   $    3,826   $    3,727   $    3,115
                                   ==========   ==========   ==========   ==========   ==========

Shares outstanding - average ...... 4,258,877    4,222,662    4,205,760    4,203,398    4,201,105
Shares outstanding - year-end ..... 4,280,028    4,260,797    4,213,043    4,213,043    4,213,043
Earnings per share ................$     0.94   $     0.61   $     0.91   $     0.89   $     0.74
Dividends declared per share ......$    0.725   $     0.71   $     0.69   $     0.66   $     0.63
Year-end book value per share .....$     6.33   $     6.10   $     6.18   $     5.92   $     5.77

                            Gas Operating Statistics

For the year ended August 31           1996      1995      1994      1993      1992
-------------------------------------------------------------------------------------
Gas utility revenues (in thousands):
  Residential .....................   $34,678   $30,606   $37,065   $34,250   $28,732
  Commercial ......................    14,891    13,212    15,633    13,964    11,314
  Industrial - firm ...............     7,314     8,011     9,057     7,683     6,979
  Industrial - seasonal ...........     3,335     3,507     2,945     2,762     2,916
  Transportation ..................       382       507       372       408       287
  Other ...........................       173       170       252       227       345
                                          ---       ---       ---       ---       ---
            Total .................   $60,773   $56,013   $65,324   $59,294   $50,573
                                      =======   =======   =======   =======   =======
Sales-MMcf:
  Residential .....................     4,612     4,078     4,517     4,439     3,965
  Commercial ......................     2,252     1,953     2,078     1,978     1,680
  Industrial - firm ...............     1,391     1,338     1,299     1,185     1,152
  Industrial - seasonal ...........     1,047     1,298       996       818     1,010
                                        -----     -----       ---       ---     -----
            Total .................     9,302     8,667     8,890     8,420     7,807
  Company use and losses ..........       198       128       176       194       130
  Transportation ..................     3,273     4,419     3,624     4,031     2,851
                                        -----     -----     -----     -----     -----
            Total sendout .........    12,773    13,214    12,690    12,645    10,788
                                       ======    ======    ======    ======    ======
Gas purchased and transported-MMcf:
  Liquid propane gas ..............        70       -0-       -0-       158       141
  Liquefied natural gas ...........       992       378       574       206       580
  Natural gas stored underground ..     1,348     1,156     1,075     1,494     1,116
  Pipeline natural gas ............     7,090     7,261     7,417     6,756     6,100
  Transportation ..................     3,273     4,419     3,624     4,031     2,851
                                        -----     -----     -----     -----     -----
            Total .................    12,773    13,214    12,690    12,645    10,788
                                       ======    ======    ======    ======    ======
Average number of customers:
  Residential .....................    55,676    55,186    54,715    54,541    54,336
  Commercial ......................     5,333     5,212     5,111     5,077     5,034
  Industrial - firm ...............       237       241       249       253       265
  Industrial - seasonal ...........        54        59        58        58        46
  Transportation ..................         2         2         2         2         2
                                            -         -         -         -         -
            Total .................    61,302    60,700    60,135    59,931    59,683
                                       ======    ======    ======    ======    ======
Average revenue per
   residential customer ...........   $   623   $   555   $   677   $   628   $   529
Average use per
   residential customer-Mcf .......        84        74        83        81        73
Maximum daily throughput-Mcf ......    70,904    65,619    76,910    69,003    67,037
Sales degree days .................     6,369     5,820     6,459     6,341     5,887

                             Corporate Information


ANNUAL MEETING AND PROXIES

     The Annual Meeting of Stockholders will be held in Cumberland, Rhode Island, on December 10, 1996. Notice of the meeting and form of proxy along with this report are being mailed by the management to each holder of record of common stock on October 22, 1996.

FORM 10-K

     The Corporation is required to file an annual report on Form 10-K with the Securities and Exchange Commission which includes additional information concerning the Corporation and its operations. A copy of this report will be forwarded to you upon written request to Mr. K. W. Hogan, Senior Vice President, Chief Financial Officer & Secretary, Valley Resources, Inc., 1595 Mendon Road,
P. O. Box 7900, Cumberland, Rhode Island 02864-0700. Telephone: (401) 334-1188


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

Alan H. Roy
Assistant Vice President, Gas Supply

Robert A. Young
Assistant Vice President & Chief Engineer

Clement W. Bethel
Assistant Treasurer

Patricia A. Morrison
Assistant Secretary;
Clerk, Morris Merchants, Inc.

Other Officers

David L. Hickerson
President, Morris Merchants, Inc.

Richard C. Hadfield
Executive Vice President,
Morris Merchants, Inc.

Rosemary Platt
Controller, Morris Merchants, Inc.

Thomas A. Aubee
President, Alternate Energy Corporation

     (Photo of Valley Resources, Inc. Board of Directors shown here)
     Photo Tag: From Left to Right, Seated: C. Hamilton Davison, John F. Guthrie, Jr., James M. Dillon, Jonathan K. Farnum; From Left to Right, Standing:
Melvin G. Alperin, Eleanor M. McMahon, Ed. D., Alfred P. Degen, Don A. DeAngelis, Ernest N. Agresti

Directors

Ernest N. Agresti
Retired Partner,
Edwards & Angell,
Providence, Rhode Island

Melvin G. Alperin
President,
Brewster Industries,
Pawtucket, Rhode Island

C. Hamilton Davison
President & Chief Executive Officer,
Paramount Cards, Inc.,
Pawtucket, Rhode Island

Don A. DeAngelis
Vice Chairman & Chief Executive Officer,
Murdock Webbing Company, Inc.,
Central Falls, Rhode Island

Alfred P. Degen
President & Chief Executive Officer,
Valley Resources, Inc.,
Cumberland, Rhode Island

James M. Dillon
Retired Director of Development,
The Roman Catholic Diocese,
Bridgeport, Connecticut

Jonathan K. Farnum
Chairman & President,
Wardwell Braiding Machine Company,
Central Falls, Rhode Island

John F. Guthrie, Jr.
Vice President,
The New England,
Boston, Massachusetts

Eleanor M. McMahon, Ed. D.
Distinguished Visiting Professor,
A. Alfred Taubman Center  for Public Policy,
Brown University,
Providence, Rhode Island

     Valley Resorces, Inc. and Subsidiaries
     1595 Mendon Road
     P. O. Box 7900
     Cumberland, Rhode Island 02864-0700
     (401) 334-1188
     http://www.valleyresources.com