Form 10-K, Exhibit 13
period 1998-08-31
VALLEY RESOURCES INC /RI/
filed 1998-11-25
CIK 102710

Valley Resources, Inc. - 1998 Annual Report

(Photo appears here)

"Impressions From A Changing Marketplace"

                               Inside Front Cover


     Last year we observed that change was the only constant in today's energy products and services environment. In the past year, a changing market has provided insight into the impressions customers have of Valley as a provider of quality products and services. This has created opportunities for Valley to compete successfully in an increasingly competitive business.

     This approach has positioned Valley Resources, Inc. to capitalize on new opportunities while continuing to serve its loyal customer base through an unwavering commitment to excellence in customer service, workforce development, and creative energy product and service solutions. We will develop a vibrant palette of new and unique supplier and customer relationships with an eye on continued diversification.


(Photo appears here)
Photo tag:  Changing leaves at the signpost of Valley Resources' Cumberland headquarters mark the movement of seasons and the entry into a transformed energy product and service marketplace.


Cover photo:  An arched stone bridge overlooks waterfalls in the heart of Valley
              Gas Company's natural gas distribution territory. Use of clean natural gas helps to ensure the preservation of natural beauty for enjoyment by future generations of Rhode Islanders.

                                                              Corporate Overview
                                                              ------------------

     Valley Resources, Inc. has six active subsidiaries. Valley Gas Company and Bristol & Warren Gas Company (collectively, the "Utilities") are natural gas distribution companies regulated by the Rhode Island Public Utilities Commission; Valley Appliance and Merchandising Company (VAMCO) merchandises and rents appliances, energy conservation equipment and residential water filtration equipment and offers appliance service contracts; Valley Propane, Inc. (Valley Propane) sells propane at both retail and wholesale; and Morris Merchants, Inc. (Morris) is a wholesale distributor of franchised lines in plumbing and heating contractor supply and other energy related businesses. Alternate Energy Corporation (AEC), 80 percent owned, designs and installs natural gas conversion systems and facilities, is an authorized representative of the ONSI fuel cell, holds a patent for a natural gas/diesel co-firing system and has a patent pending for a device to control the flow of fuel on dual-fuel equipment.







                                                                       Financial
                                                                      Highlights

For the year ended August 31 (in thousands)            1998        1997        1996
-------------------------------------------            ----        ----        ----
Operating revenues ...............................   $81,589     $87,484     $80,360
Operation expenses, maintenance and depreciation .    69,781      75,302      67,975
                                                     -------     -------     -------
Operating income before taxes ....................    11,808      12,182      12,385
Taxes - other than Federal income ................     4,120       4,243       4,091
Taxes - Federal income ...........................     1,330       1,335       1,444
Other income - net of taxes ......................       289         423         460
Interest charges .................................     3,041       3,368       3,312
                                                     -------     -------     -------
Net income .......................................   $ 3,606     $ 3,659     $ 3,998
                                                     =======     =======     =======

Basic and diluted earnings per share .............   $  0.73     $  0.86     $  0.94
Dividends declared per common share ..............   $ 0.745     $ 0.735     $ 0.725
Net utility plant (thousands) ....................   $51,310     $50,447     $49,442
Capital expenditures (thousands) .................   $ 4,534     $ 4,293     $ 5,009
Average number of common shares outstanding ...... 4,966,270   4,267,038   4,258,877

Message to Shareholders
-----------------------


     Valley Resources' long-term business strategy of providing a diverse offering of energy products and services worked well in fiscal 1998, as solid performances by most of our nonutility subsidiaries partially offset the impact of warmer than normal weather on our propane business and losses caused by expenses associated with properly positioning AEC in the marketplace. Net income of both the Corporation and the Utilities in fiscal 1998 was essentially flat compared to fiscal 1997 results, despite weather which was 6.4 percent warmer on a year-to-year comparison and 8.5 percent warmer than normal. Our utility throughput, although adversely affected by weather, continued to show solid growth on a weather normalized basis through the addition of customers both from new construction and conversion from other fuels.
     Valley's utility subsidiaries must be viewed from the long-term perspective. While there are certainly many changes facing the energy industry, the distribution of energy to the ultimate end-user will remain a critical component in the process. Whether customers buy the commodity portion of their energy service from the local utility or from a third party, the safe, reliable and efficient delivery of that commodity will be essential to increasing throughput and maximizing returns for the delivery provider.
     Vital to any business is the economic climate in which it operates. In northern Rhode Island, the economic indicators remain positive. Unemployment levels have dropped in all cities and towns served by Valley's utility businesses. Residential construction continues to be strong in both Valley Gas and Bristol & Warren service areas. In addition, several major economic development stories have unfolded in the past year. In Lincoln, Fleet Bank recently converted a warehouse building to a major customer service facility adding a number of new jobs to the local economy. Also in Lincoln, Amica Insurance and CytoTherapeutics opened new corporate facilities during the past year. At Highland Corporate Park in Cumberland, construction began on two buildings, marking the first development for this upscale light industrial/office park complex. In Woonsocket, CVS broke ground for a major expansion of their corporate headquarters. Although not in Valley Gas' service area, the opening of the new operations center for Fidelity Investments Institutional Services in nearby Smithfield has provided a significant economic boost to northern Rhode Island. All of these facilities specified natural gas as their fuel of choice. This level of development will undoubtedly be of benefit to Valley's utility businesses and consumer products and services activities for many years ahead.
     Valley's nonutility subsidiaries provided meaningful contributions to our corporate success and the expectation of future growth. Our Morris and VAMCO subsidiaries performed well in fiscal 1998, building on their solid reputations in their respective fields. Valley Propane was able to match last year's earnings levels in spite of warmer weather. AEC is expanding its expertise beyond the natural gas vehicle market by offering innovative products and services utilizing state-of-the-

(Photo appears here)
Photo tag:  CVS Corporate Headquarters Expansion, Woonsocket.

(Photo appears here)
Photo tag:  Spec building under construction, Highland Corporate Park.

(Photo appears here)
Photo tag:  New commercial building, Highland Corporate Park.

art natural gas technologies. In fiscal 1998, AEC completed construction of an automated natural gas refueling station at Valley's headquarters in Cumberland. In addition to being used by local natural gas vehicle fleet operators for refueling, this showpiece facility is available to AEC to demonstrate their design and construction capabilities to prospective customers.
     Throughout the years, Valley has done a very good job of providing quality service to its customers. This report contains numerous examples where Valley and its subsidiaries have demonstrated market responsiveness and innovation. No matter what changes may occur in the business, Valley believes it is well positioned to participate in a positive way in the ever-evolving energy marketplace.
     In March 1998, the Board of Directors increased the Corporation's dividend to an indicated annual rate of 75 cents per share, marking the 20th consecutive year of dividend increases. Total shareholder return for fiscal 1998, including dividends and stock appreciation, was 12 percent. The Corporation's balance sheet and financial ratios are solid, benefiting from the recapitalization completed at the end of fiscal 1997. Cash flow in fiscal 1998 was strong, resulting in significantly reduced levels of short-term debt during fiscal 1998. The Corporation's strong financial position should be helpful as we continue to look for opportunities to grow the business and maximize shareholder value.
     On January 1, 1998, Clement W. Bethel, Assistant Treasurer, retired after 34 years of service to the Corporation. Clem's dedication and commitment to Valley will be missed.
     On behalf of the Board of Directors, I would like to thank all employees for their service and dedication to the Corporation, and to our shareholders for their ongoing support and confidence.

                                                      Sincerely,

                                                      Alfred P. Degen
                                                      Chairman, President &
                                                      Chief Executive Officer

(Photo appears here)
Photo tag:  Fleet Operations Center, Lincoln

(Photo appears here)
Photo tag:  Fidelity Investments, Smithfield

(Photo appears here)
Photo tag:  CytoTherapeutics Facility, Lincoln

(Photo appears here)
Photo tag:  Alfred P. Degen, Chairman, President & Chief Executive Officer

Summary of Annual Earnings and Dividends
----------------------------------------

     Consolidated net income is derived from the operations of the Corporation's six active subsidiaries: Valley Gas Company, Bristol & Warren Gas Company, Valley Appliance and Merchandising Company, Valley Propane, Inc., Morris Merchants, Inc. and Alternate Energy Corporation. Consolidated net income for fiscal 1998 was $3,605,961 or $0.73 per average common share outstanding, as compared to $3,659,313 or $0.86 per share in fiscal 1997. Average number of common shares outstanding increased to 4,966,270 from 4,267,038 as a result of the Corporation's 1997 public offering, thus contributing to the decrease in earnings per share.

     The Utilities contributed $2,633,100 to consolidated net income, a slight increase over fiscal 1997. Despite warmer weather, utility operations experienced an earnings increase as a result of decreased interest expense. Weather during the period, as measured on a degree day basis, was 6.4 percent warmer than in the previous year and 8.5 percent warmer than normal. This resulted in a decline in total firm gas throughput of 2.9 percent from the prior year.

     In fiscal 1998, the contribution of the nonutility operating companies to consolidated earnings was $972,900 compared to $1,051,800 for fiscal 1997. Retail and wholesale operations earnings increased, but were offset by earnings declines from propane operations and AEC. Retail operations have continued to be positively impacted by sales in the commercial market and conversions in the residential heating market from electricity and oil. Wholesale operations were positively impacted through a program of combining components from varying lines to meet customer requirements. Unanticipated maintenance on a propane delivery vehicle caused the slight earnings decrease for Valley Propane. A loss in the operations of AEC was the result of start-up costs associated with additional staffing to position the company to compete in the future.

     In March 1998, the Board of Directors increased the dividend 1.4 percent to an indicated annual rate of $0.75 per share. This is the twentieth consecutive year the dividend has been increased. The Board's continuing policy is to pay a reasonable percentage of sustainable corporate earnings in the form of dividends.


Dividends and Market Data
-------------------------

                     Cash            Market Price
1998               Dividend         High       Low
----               --------         ----       ---
First Quarter       $.1850         $11.50     $10.25
Second Quarter       .1850          12.38      10.63
Third Quarter        .1875          12.13      11.13
Fourth Quarter       .1875          12.13      11.13

1997
----

First Quarter       $.1825         $13.00     $11.75
Second Quarter       .1825          12.00      11.00
Third Quarter        .1850          12.50      10.75
Fourth Quarter       .1850          11.94      10.50


                 (Photo appears here)
                 Photo tag:  A new residential development in nearby Cumberland.

                 (Photo appears here)
                 Photo tag:  Valley Gas construction crew connecting gas service installation to a new home in Cumberland.

                 (Photo appears here)
                 Photo tag:  Valley Gas crew work on installing supply to a new phase residential development in Lincoln.



(Charts appear here)

Net Income
           Utility      Nonutility
1994      2,914,300       911,700
1995      1,665,400       889,500
1996      3,206,400       792,000
1997      2,607,500     1,051,800
1998      2,633,100       972,900

Dividends Paid
1994     $0.69
1995     $0.71
1996     $0.725
1997     $0.735
1998     $0.745

Year in Review
--------------

     Impressions from the changing marketplace have confirmed Valley Resources' view of the deregulated energy environment and have focused our direction on providing innovative approaches to delivering energy and energy related services to meet our customers' needs. Bringing to market products and services that anticipate and meet customer demand will ensure improved profitability, maximization of shareholder value and creation of a dynamic corporate environment that will provide challenges and opportunities for our employees to deliver superior customer service.

Flexibility and Responsiveness - In fiscal 1998, to reinforce our commitment to the customer, the commercial and industrial marketing department of the
Utilities met with customers to determine their specific natural gas requirements. Various options, including the use of firm and interruptible transportation service, remaining on firm sales service, as well as the potential for customers to expand their natural gas usage, were discussed. As a result of obtaining this information concerning use requirements, the sales representatives offered specific rate treatments to maximize gas usage by the customer. Additionally, because of our understanding of gas markets we can act in an advisory role, when requested by the customer, to adjust supply contracts with third party marketers. If the customer chooses minimal involvement in the gas procurement process, the recommended solution is to remain on firm sales service.
     During the fiscal year, a local manufacturer discussed modifications to its process with representatives of the Utilities that increased its natural gas use. These discussions led to the customer changing its internal piping system, enabling the customer to take advantage of a more attractive natural gas rate. Ultimately it was determined that firm transportation would be provided by Valley Gas and gas supplies would be purchased on the open market.
     Roger Williams University continues to have a very favorable impression of natural gas and the services brought to it by Bristol & Warren Gas, as evidenced by their continued commitment to the use of natural gas for several new buildings to be constructed on their Bristol campus. These installations represent the eighth time that the University has made natural gas its fuel of choice. In 1996 Valley Gas, in conjunction with the Blackstone Valley Development Foundation and the Woonsocket Industrial Development Corporation, installed eight thousand feet of natural gas main in the Highland Corporate Park on the Cumberland - Woonsocket border. This installation came about because of the necessity for clean, dependable natural gas to be part of the offering that would attract potential owners to the park. Two new buildings are under construction in the park marking the arrival of the first businesses.

Continuous Improvement - In fiscal 1998 Valley continued its commitment to workforce development and continuous improvement. Ongoing work projects, intended to foster cross functional decision making, continue to provide innovative programs, ideas, and solutions. For example,

(Photo appears here)
Photo tag:  Clean, economical, environmentally friendly natural gas being utilized for heat and hot water.

(Photo appears here)
Photo tag:  Heating and hot water heating equipment installed by VAMCO at the
            Cumberland Housing Authority elderly housing complex.

(Photo appears here)
Photo tag:  Commercial installation by VAMCO at the Pawtucket Country Club.

(Photo appears here)
Photo tag:  Impressionist view of early morning light over the Blackstone River in Lincoln.

the installation of new gas service lines involved the residential sales, construction, service, customer service, and credit departments. Through a comprehensive review of this process from both internal and external customers' view points, a new model has been implemented, including the creation of a new central control position, through which highly accurate, responsive service is being facilitated.

Safety - Valley Gas has always made safety its number one priority, and such diligence was recognized twice in fiscal 1998. This past spring, both the American Gas Association and the New England Gas Association presented Valley Gas with awards citing its exemplary safety record.

Customer Satisfaction - VAMCO, the Corporation's retail appliance merchandising and appliance rental company, was very responsive to the marketplace in fiscal 1998. The owner of a vacant warehouse in Pawtucket again turned to VAMCO for solutions to space heating and cooling requirements because of the impression made by VAMCO in other installations for him. VAMCO was able to assist with engineering, consulting, equipment procurement and installation coordination.
     Once again in fiscal 1998, a local school department building committee called upon VAMCO, as a result of the work performed by VAMCO in the town's high school, to assist in the engineering and equipment selection when the school department was having budgetary problems.
     The favorable impressions left by VAMCO from a domestic hot water installation a few years ago, led a local housing authority to ask for a similar installation at another elderly housing complex in fiscal 1998. Based on the success of that installation, when the decision was made to expand this facility to include assisted living, VAMCO was again asked to provide the energy solution.
     Also in fiscal 1998 VAMCO installed a ValPure water filtration system at a local health and fitness center. When the same center needed water heating equipment replaced, they once again called on VAMCO professionals for assistance. Positive impressions for quality products and professional service continues to expand VAMCO's horizons.

Customer Driven Innovation - Quality, dependability, and service are the impressions that Valley Propane leaves with its customers. It has done this through its responsiveness to customer requests. In fiscal 1998, Valley Propane expanded its program of offering fixed-price arrangements to customers for the winter period or longer. This program was met with very strong acceptance among customers that use propane for heating, water heating and cooking. Valley Propane also continued to abide by its policy of maintaining reasonable margins on sales to be in a position to render quality service to its loyal customers.
     Valley Propane has recently placed an order for a new electronic delivery ticket system that will be operational in fiscal 1999. Customer input, relative to how they would like

(Photo appears here)
Photo tag:  VAMCO Project Manager John Jackson (left) and Commercial &
            Industrial Representative Michael McCaughey (right) discuss project management impressions at a job site.

(Photo appears here)
Photo tag:  Custom installation at Fore Court, Cumberland.

(Photo appears here)
Photo tag:  VAMCO's expertise in customized integrated heating and water heating provides reliable year round comfort for members of Cumberland's Fore Court indoor tennis league.

(Photo appears here)
Photo tag:  View of the colonial style cupola atop the recently renovated
            Cumberland Town Hall illustrates the timeless charm and scenic beauty of New England architecture.

delivery information presented, motivated this technological improvement. Once again impressions from the marketplace directed company response.
     Morris represents a wide variety of plumbing, heating and water filtration products. Morris does more than simply call upon supply houses; it also conducts training classes to improve plumbers' product knowledge and expertise. This creates more than a positive impression of the products Morris represents; it builds brand loyalty, creates a forum for needed feedback and provides better solutions for customers. Morris sometimes assembles components from various lines to provide market ready solutions to meet customer needs. Continued consolidation in the wholesale supplier business makes this interaction essential to improving market share.

Leading Edge Technologies - The Corporation continues to invest in AEC to develop innovative applications to provide an opportunity to contribute to future earnings. This fiscal year, AEC expanded its professional staff to focus on natural gas vehicle (NGV) refueling stations, fuel cell technology applications and its new technology for controlling fuel use.
     Discussions between AEC and commercial and industrial customers led to the development of a device to control fuel utilized in dual-fuel systems. The ability to control automatically either the quantity of fuel or the time of the day the fuel is utilized could have a positive impact on the customer's fuel price. The application for patent coverage on its exclusive Passport Fuel Management System coincided with a marketing campaign to introduce this innovative fuel technology to commercial and industrial energy users.
     AEC has compressed natural gas, CNG, demonstration vehicles available for use by fleet operators. These vehicles are provided by American Honda Motor Corporation and Ford Motor Company to cultivate markets for NGV fleets and fueling infrastructure throughout New England.
     Fiscal 1998 saw the dedication of AEC's public NGV refueling station located at the Valley Resources corporate headquarters. The station buys gas from Valley Gas and retails it to a number of different customers. Besides Valley Gas' CNG vehicles, others utilizing the site are the Cumberland Police Department and the State of Rhode Island. Additionally, the station fills natural gas cylinders for a variety of commercial applications where pipeline gas is unavailable.

Summary - The image created by Valley Resources and its subsidiaries with customers for high quality, professional products and services and an attentive ear to customer needs have generated repeat business and provided opportunities to bring new applications to market. Being attentive to customer needs from the changing marketplace has positioned Valley Resources to meet the objectives of its long range plan successfully.

(Photo appears here)
Photo tag:  At Morris Merchants, employees ensure quality service by continuing to demonstrate product knowledge and attention to customer needs.

(Photo appears here)
Photo tag:  Morris' internal analysis has generated business process improve-
            ments company wide which have resulted in improved efficiency and productivity.

(Photo appears here)
Photo tag:  Alternate Energy Corporation (AEC) dedicated its public NGV refueling station located at the Valley Resources corporate head-quarters. Here, a Cumberland Police officer refuels one of the department's new Ford Crown Victoria police cruisers which is factory-produced to use compressed natural gas as a fuel.

(Photo appears here)
Photo tag:  A barnlike structure adjacent to the waterfalls on the Cumberland-
            Central Falls line is a picturesque backdrop for the robust trees which line the river.

(Photo appears here)
Photo tag:  Valley Gas construction crew installing gas service for a new
            Cumberland residential housing development.

Financial Information
---------------------


Consolidated Statements of Earnings................................           14
Consolidated Statements of Cash Flows..............................           15
Consolidated Balance Sheets........................................           16
Consolidated Statements of Changes in Common Stock Equity..........           18
Consolidated Statements of Capitalization..........................           18
Notes to Consolidated Financial Statements.........................           19
Report of Independent Certified Public Accountants.................           27
Management's Discussion and Analysis...............................           28
Summary of Consolidated Operations.................................           33
Gas Operating Statistics...........................................           34
Corporate Information..............................................           35
Directors..........................................................           36
Officers...........................................................           36


                       Consolidated Statements of Earnings
For the year ended August 31                        1998          1997          1996
----------------------------                        ----          ----          ----
Operating revenues:
   Utility gas revenues .....................   $59,343,603   $66,230,787   $60,773,519
Nonutility revenues .........................    22,245,293    21,253,190    19,586,615
                                                -----------   -----------   -----------
       Total ................................    81,588,896    87,483,977    80,360,134
                                                -----------   -----------   -----------
Operating expenses:
   Cost of gas sold .........................    31,437,159    37,843,842    31,951,154
   Cost of sales - nonutility ...............    15,516,609    14,790,835    13,688,935
Operations ..................................    17,880,673    17,890,281    17,706,904
   Maintenance ..............................     1,671,829     1,633,671     1,671,971
   Depreciation .............................     3,274,513     3,143,719     2,956,727
   Taxes  - other than Federal income .......     4,119,808     4,242,841     4,090,751
          - Federal income ..................     1,330,045     1,334,677     1,443,547
                                                -----------   -----------   -----------
       Total ................................    75,230,636    80,879,866    73,509,989
                                                -----------   -----------   -----------
Operating income ............................     6,358,260     6,604,111     6,850,145
Other income - net of tax ...................       288,464       423,476       459,938
                                                -----------   -----------   -----------
Total income before interest ................     6,646,724     7,027,587     7,310,083
                                                -----------   -----------   -----------
Interest charges:
   Long-term debt ...........................     2,482,840     1,957,052     1,927,154
   Other ....................................       557,923     1,411,222     1,384,569
                                                -----------   -----------   -----------
       Total ................................     3,040,763     3,368,274     3,311,723
                                                -----------   -----------   -----------
Net income available for common stock .......   $ 3,605,961   $ 3,659,313   $ 3,998,360
                                                ===========   ===========   ===========
Average number of common shares outstanding .     4,966,270     4,267,038     4,258,877
Basic and diluted earnings per share ........   $      0.73   $      0.86   $      0.94



The accompanying Notes are an integral part of these statements.


                      Consolidated Statements of Cash Flows


For the year ended August 31                                    1998            1997            1996
----------------------------                                    ----            ----            ----
Increase (decrease) in cash:
Cash flows from operating activities:
   Net income ..........................................   $  3,605,961    $  3,659,313    $  3,998,360
   Adjustments to reconcile net income to net cash:
     Depreciation ......................................      3,274,513       3,143,719       2,956,727
     Provision for uncollectibles ......................      1,912,813       1,603,597       1,459,761
     Deferred Federal income taxes .....................        773,217         441,638         922,007
     Amortization of investment tax credits ............        (48,402)        (49,090)        (49,452)
   Change in assets and liabilities:
     Accounts receivable ...............................       (413,842)     (2,841,404)       (718,826)
     Deferred fuel costs ...............................     (1,277,658)      1,620,252      (3,977,779)
     Unbilled gas costs ................................          1,702          (1,140)         (4,603)
     Fuel and other inventories ........................        301,688         (71,908)       (663,964)
     Prepayments .......................................        (63,281)        119,631        (249,971)
     Common stock held for dividend reinvestment plan ..        230,552        (220,829)        158,876
     Prepaid pensions ..................................     (1,728,432)       (924,745)       (625,374)
     Accounts payable ..................................        (23,435)       (944,778)        921,892
     Security deposits .................................        (57,230)        (61,952)        (65,258)
     Taxes accrued .....................................         73,554         171,730        (317,791)
     Other .............................................        548,114         520,799         (75,564)
                                                           ------------    ------------    ------------
     Total adjustments .................................      3,503,873       2,505,520        (329,319)
                                                           ------------    ------------    ------------
   Net cash provided by operating activities ...........      7,109,834       6,164,833       3,669,041
                                                           ------------    ------------    ------------
Cash flows from investing activities:
   Utility capital expenditures ........................     (3,555,028)     (3,599,752)     (4,396,081)
   Nonutility capital expenditures .....................       (978,538)       (693,229)       (612,628)
   Other investments ...................................        (44,924)        (81,222)        (49,360)
                                                           ------------    ------------    ------------
   Net cash used by investing activities ...............     (4,578,490)     (4,374,203)     (5,058,069)
                                                           ------------    ------------    ------------
Cash flows from financing activities:
   Dividends paid ......................................     (3,698,155)     (3,130,413)     (3,083,369)
   Common stock transactions ...........................        869,155       6,450,861         184,615
   Issuance of long-term debt, net of issuance cost ....            -0-       9,655,515             -0-
   Issuance of revolving credit arrangement ............        100,000         100,000       2,200,000
   Retirement of long-term debt ........................       (209,200)     (1,553,395)       (860,000)
   Increase (decrease) in notes payable ................        400,000     (13,000,000)      3,000,000
                                                           ------------    ------------    ------------
   Net cash (used) provided by financing activities ....     (2,538,200)     (1,477,432)      1,441,246
                                                           ------------    ------------    ------------
Net (decrease) increase in cash ........................         (6,856)        313,198          52,218
Cash, beginning ........................................        820,011         506,813         454,595
                                                           ------------    ------------    ------------
Cash, ending ...........................................   $    813,155    $    820,011    $    506,813
                                                           ============    ============    ============
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest ..........................................   $  2,788,390    $  3,378,894    $  3,311,577
                                                           ============    ============    ============
     Federal income taxes ..............................   $    500,000    $    861,140    $    885,000
                                                           ============    ============    ============
Supplemental disclosures of noncash activity:
   Capital lease obligations incurred ..................   $    832,026    $    388,139    $  1,844,817
                                                           ============    ============    ============


The accompanying Notes are an integral part of these statements.


                          Consolidated Balance Sheets

August 31                                                                  1998          1997
---------                                                                  ----          ----
Assets:
Utility plant, at cost .............................................   $82,964,897   $79,728,717
Less:  Accumulated provision for depreciation ......................    31,655,080    29,281,602
                                                                       -----------   -----------
Net utility plant ..................................................    51,309,817    50,447,115
                                                                       -----------   -----------
Leased property-less accumulated amortization of $4,007,748
   and $3,379,848 ..................................................     2,302,601     2,377,376
                                                                       -----------   -----------
Nonutility property-less accumulated provision for depreciation of
   $4,315,566 and $4,076,160 .......................................     4,106,232     3,711,869
                                                                       -----------   -----------
Other investments ..................................................     1,636,606     1,591,682
                                                                       -----------   -----------
Current assets:
   Cash  ...........................................................       813,155       820,011
   Accounts receivable-less allowance for uncollectibles of $928,279
     and $840,433 ..................................................     9,684,317    11,183,288
   Deferred fuel costs .............................................       484,418           -0-
   Deferred unbilled gas costs .....................................       438,332       440,034
   Fuel and other inventories ......................................     5,818,667     6,120,355
   Prepayments .....................................................     1,352,952     1,289,671
   Common stock held for dividend reinvestment plan ................       121,096       351,648
                                                                       -----------   -----------
     Total current assets ..........................................    18,712,937    20,205,007
                                                                       -----------   -----------
Deferred debits:
   Recoverable postretirement benefit ..............................       230,974       461,948
   Recoverable vacations accrued ...................................       632,966       595,781
   Recoverable deferred Federal income taxes .......................     6,108,997     6,043,670
   Recoverable transition obligation ...............................        21,300       373,200
   Unamortized debt discount and expense ...........................     1,711,815     1,745,161
   Prepaid pensions ................................................     8,824,014     7,095,582
   Other ...........................................................     2,882,349     3,048,746
                                                                       -----------   -----------
       Total deferred debits .......................................    20,412,415    19,364,088
                                                                       -----------   -----------
       Total assets ................................................   $98,480,608   $97,697,137
                                                                       ===========   ===========

The accompanying Notes are an integral part of these statements.


                           Consolidated Balance Sheets



August 31                                                  1998          1997
---------                                                  ----          ----
Capitalization and liabilities:
Capitalization .....................................   $64,860,725   $66,293,195
                                                       -----------   -----------
Revolving credit arrangement .......................     2,400,000     2,300,000
                                                       -----------   -----------
Obligations under capital leases ...................     1,527,655     1,541,418
                                                       -----------   -----------
Current liabilities:
   Current maturities of long-term debt ............     2,288,937       150,000
   Obligations under capital leases ................       774,946       835,957
   Notes payable ...................................     2,300,000     1,900,000
   Accounts payable ................................     4,274,994     4,298,429
   Security deposits ...............................       977,565     1,034,795
   Taxes accrued ...................................       435,309       361,755
   Deferred fuel costs .............................           -0-       793,240
   Accrued interest ................................       793,732       541,359
   Other ...........................................       740,971       696,889
                                                       -----------   -----------
     Total current liabilities .....................    12,586,454    10,612,424
                                                       -----------   -----------
Commitments and contingencies
Deferred credits:
   Unamortized investment tax credit ...............       626,196       674,598
   Transition obligation ...........................        21,300       373,200
   Unfunded deferred Federal income taxes ..........     1,849,022     1,886,708
   Postretirement benefit obligation ...............       230,974       461,948
   Other ...........................................     1,785,230     1,734,012
                                                       -----------   -----------
     Total deferred credits ........................     4,512,722     5,130,466
                                                       -----------   -----------
Deferred Federal income taxes ......................    12,593,052    11,819,634
                                                       -----------   -----------
     Total liabilities .............................    33,619,883    31,403,942
                                                       -----------   -----------
     Total capitalization and liabilities ..........   $98,480,608   $97,697,137
                                                       ===========   ===========


The accompanying Notes are an integral part of these statements.



            Consolidated Statements of Changes in Common Stock Equity


                                        Common Shares Issued       Paid in       Retained
                                            & Outstanding          Capital       Earnings
                                        --------------------       -------       --------
                                        Number        Amount
                                        ------        ------

Balance, August 31, 1995 ........     4,260,797     $4,260,797   $18,038,679   $ 6,835,415
Add (deduct):
   Net income ...................                                                3,998,360
   Cash dividends on common stock                                               (3,083,369)
   Dividend reinvestment plan ...        19,231         19,231       202,680
   Other ........................                                    (37,296)
                                      ---------     ----------   -----------   -----------
Balance, August 31, 1996 ........     4,280,028      4,280,028    18,204,063     7,750,406
                                      ---------     ----------   -----------   -----------
Add (deduct):
   Net income ...................                                                3,659,313
   Cash dividends on common stock                                               (3,130,413)
   Issuance of common stock .....       620,000        620,000     5,893,100
   Other ........................                                    (62,239)
                                      ---------     ----------   -----------   -----------
Balance, August 31, 1997 ........     4,900,028      4,900,028    24,034,924     8,279,306
                                      ---------     ----------   -----------   -----------
Add (deduct):
   Net income ...................                                                3,605,961
   Cash dividends on common stock                                               (3,698,155)
   Issuance of common stock .....        93,000         93,000       795,296
   Other ........................                                    (19,141)
                                      ---------     ----------   -----------   -----------
Balance, August 31, 1998 ........     4,993,028     $4,993,028   $24,811,079   $ 8,187,112
                                      =========     ==========   ===========   ===========


The accompanying Notes are an integral part of these statements.



                    Consolidated Statements of Capitalization

August 31                                                              1998           1997
---------                                                              ----           ----
Common stock equity:
   Common stock, $1 par value
     Authorized 20,000,000 shares
     Issued and outstanding 4,993,028 and 4,900,028 shares .....   $ 4,993,028   $ 4,900,028
   Paid in capital .............................................    24,811,079    24,034,924
   Retained earnings ...........................................     8,187,112     8,279,306
                                                                   -----------   -----------
                                                                    37,991,219    37,214,258
   Less:  Accounts receivable from Valley Resources, Inc. 401(k)
     Employee Stock Ownership Plan .............................     2,768,343     2,907,049
                                                                   -----------   -----------
            Total common stock equity ..........................    35,222,876    34,307,209
                                                                   -----------   -----------
Long-term debt:
   8% First Mortgage Bonds, due 2022 ...........................    20,039,000    20,090,000
   7.7% Debentures, due 2027 ...................................     7,000,000     7,000,000
   9% Notes Payable, due 1999 ..................................     2,138,937     2,138,937
   Note payable, due 2007 ......................................     2,748,849     2,907,049
                                                                   -----------   -----------
            Total ..............................................    31,926,786    32,135,986
   Less: Current maturities ....................................     2,288,937       150,000
                                                                   -----------   -----------
            Total long-term debt ...............................    29,637,849    31,985,986
                                                                   -----------   -----------
            Total capitalization ...............................   $64,860,725   $66,293,195
                                                                   ===========   ===========

The accompanying Notes are an integral part of these statements.

                   Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies CONSOLIDATION - The consolidated financial statements include the accounts of Valley Resources, Inc. and its active wholly-owned subsidiaries (the "Corporation")--Valley Gas Company ("Valley Gas"), Valley Appliance and Merchandising Company ("VAMCO"), Valley Propane, Inc. ("Valley Propane"), Morris Merchants, Inc. ("Morris Merchants") (d/b/a the Walter F. Morris Company), and Bristol & Warren Gas Company ("Bristol & Warren"). The consolidated financial statements also include the Corporation's 80% interest in Alternate Energy Corporation ("AEC"). All significant intercompany transactions have been eliminated where required.

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

REGULATION - The utility operations of Valley Gas and Bristol & Warren (collectively the "Utilities") are subject to regulation by the Rhode Island Public Utilities Commission ("RIPUC"). Accounting policies conform with generally accepted accounting principles, as applied in the case of regulated public utilities, and are in accordance with the accounting requirements and rate making practices of the RIPUC.

DEPRECIATION - Annual provisions for depreciation for the Utilities are determined on a composite straight-line basis. The composite rate for fiscal 1998, 1997 and 1996 was 2.91%. Depreciation provisions for other subsidiary companies are provided on the straight-line and accelerated methods at rates ranging from 2.86% to 34%.

OTHER ASSETS - Included in other assets is goodwill which is amortized on a straight-line basis over forty years. The Corporation continually evaluates the carrying value of goodwill. Any impairments would be recognized when the expected undiscounted future operating cash flows derived from goodwill is less than the carrying value.

UNAMORTIZED DEBT EXPENSE - Costs incurred to obtain debt financing are amortized over the expected term of the related debt. Amortization of deferred financing costs is recorded as interest expense.

DEFERRED FUEL COSTS - The Utilities' tariffs include a Purchased Gas Price Adjustment ("PGPA") which allows an adjustment of rates charged to customers in order to recover all changes in gas costs from stipulated base gas costs. The PGPA provides for an annual reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts collected as compared to costs incurred is deferred and either reduces the PGPA or is billed to customers over subsequent periods.

DEFERRED UNBILLED GAS COSTS - Revenue is recorded on the basis of bills rendered on a cycle basis throughout the month. Valley Gas defers to the following month that portion of the base cost of gas delivered but not yet billed under the cycle billing system.

ACCOUNTING FOR INCOME TAXES - Income tax regulations allow recognition of certain transactions for tax purposes in time periods other than the period during which these transactions will be recognized in the determination of net income for financial reporting purposes. As required by generally accepted accounting principles, deferred income taxes are provided to reflect the tax effect of these timing differences in the proper accounting periods.
     In accordance with Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes," deferred income taxes are recorded for all book and tax temporary timing differences.
     Investment tax credits relating to the Utilities property have been deferred and will be amortized to income over the productive lives of the related assets. Investment tax credits earned by the Corporation's other subsidiary companies were recognized as a reduction of Federal income tax expense in the year utilized.

PENSION PLANS - The Utilities maintain two non-contributory defined benefit pension plans covering substantially all of their employees which provide benefits based on compensation and years of service. The Utilities fund pension costs that are deductible for Federal income tax purposes (see Note H).
     On January 1, 1997, the Valley Gas Company 401(k) plan and the Valley Gas Employee Stock Ownership Plan ("ESOP") were merged into the Valley Resources 401(k) Employee Stock Ownership Plan ("KSOP"). The KSOP covers all Corporate employees, if eligible (see Note D). The expense of these plans, in fiscal 1998, 1997 and 1996 were $144,000, $160,800 and $226,100, respectively.
     Morris Merchants maintains an employee profit sharing plan covering substantially all of the employees who have completed one year of service. Contributions to the plan are at the discretion of the Board of Directors. In fiscal 1998, 1997, and 1996 profit sharing expense was $72,000, $64,600, and $68,400, respectively.

NEW ACCOUNTING STANDARDS - In 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," to establish standards for reporting information about operating segments in annual financial statements and to require reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographical areas and major customers. The new standard is effective for fiscal years beginning after December 15, 1997. Adoption of SFAS No. 131 will not effect the Corporation's financial condition or results of operations. The Corporation is evaluating the impact on its operating segment disclosures. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits" to be effective in fiscal 1999, which are not expected to have a material impact on the Corporation's financial condition or results of operations.

INVENTORIES - Fuel and other inventories at August 31, are as follows:

                                                         1998            1997
                                                         ----            ----
Fuels (at average cost) ........................      $3,542,932      $3,809,617
Merchandise and other (at average cost) ........       1,241,224       1,252,846
Merchandise (at LIFO) ..........................       1,034,511       1,057,892
                                                      ----------      ----------
                                                      $5,818,667      $6,120,355
                                                      ==========      ==========

Merchandise (at LIFO), if valued at current cost, would have been greater by $246,300 in fiscal 1998 and $270,900 in fiscal 1997.

Note B:  Common Stock and Rights
     On August 26, 1997, the Corporation issued 620,000 shares of Common Stock. The net proceeds of this offering were used to reduce the short-term debt of the Utilities, to make loans to nonutility subsidiaries to repay short-term debt and for working capital requirements. On September 24, 1997, the Underwriters of the stock offering exercised their over-allotment option and 93,000 additional common shares were issued.
     Pursuant to the Corporation's direct stock purchase plan, stockholders can reinvest dividends and make limited additional cash investments. Shares issued through dividend reinvestment can be acquired on the open market or original issue. All shares issued pursuant to the plan in fiscal 1998 and 1997 were open-market purchases. In fiscal 1996, the Corporation issued 19,231 shares of common stock under provisions of the direct stock purchase plan. At August 31, 1998 and 1997, 10,116 and 31,179 shares, respectively, were held by the Corporation for issuance to the plan.
     On August 31, 1998, except as mentioned above, no shares of common stock of the Corporation were held by or for the account of the Corporation or were reserved for officers or employees or for options, warrants or other rights, except 41,125 shares of common stock reserved subject to sale under the Corporation's direct stock purchase plan.
     Each share of common stock of the Corporation includes one preferred stock purchase Right which entitles the holder to purchase one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, par value $100, at a price of $35 per one one-hundredth of a share subject to adjustment. The Rights are not currently exercisable, and trade automatically with the common stock. The Rights will generally become exercisable and separate certificates representing the Rights will be distributed, upon occurrence of certain events in excess of a stipulated percentage of ownership.
     The Rights should not interfere with any merger or business combination approved by the Board of Directors because, prior to the Rights becoming exercisable, the Rights may be redeemed by the Corporation at $0.01 per Right. The Rights have no dilutive effect and will not affect reported earnings per share.

Note C:  Short-Term Debt
     The Corporation borrows on bank lines of credit at the prevailing interest rate available at the time of borrowing. The Corporation either pays commitment fees or maintains compensating balances in connection with these lines of credit. Commitment fees paid in fiscal 1998, 1997, and 1996 amounted to $106,800, $110,000 and $114,800, respectively. There are no legal restrictions on withdrawal of compensating balances.

     A detail of short-term borrowings for fiscal 1998, 1997, and 1996 is as follows:

                                          1998           1997           1996
                                          ----           ----           ----
At year end
   Weighted average interest rate .           5.7%           5.7%           5.7%
   Unused lines of credit .........   $34,700,000    $35,100,000    $14,100,000
For the year ended
   Weighted average interest rate .           5.8%           5.7%           6.0%
   Average borrowings .............   $ 2,433,300    $16,800,000    $12,908,300
   Maximum month-end borrowings ...   $ 6,200,000    $22,000,000    $16,000,000
   Month of maximum borrowings ....      December        January       November

Note D:  Long-Term Debt
     The composition of long-term debt is included in these financial statements in the separate Consolidated Statements of Capitalization. The aggregate amount of maturities and sinking fund requirements for each of the five fiscal years following fiscal 1998 are: 1999, $3,063,900; 2000, $3,327,400; 2001, $481,300;
2002, $357,500 and 2003, $209,400, inclusive of capitalized lease obligations.
     Valley Gas utility plant and equipment have been pledged as collateral to secure its long-term debt. In accordance with the redemption provisions of the Valley Gas 8% First Mortgage Bonds, $51,000, $122,000, and $860,000 of the bonds were redeemed by holders in fiscal 1998, 1997, and 1996, respectively.
     The fair market value of the Corporation's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities. Management believes the carrying value of the debt approximates the fair value at August 31, 1998.
     Regulatory treatment allows payments under capital leases to be recorded as rental expenses. Rental expenses for all leases in fiscal 1998, 1997, and 1996, were $1,218,600, $1,169,500, and $1,437,900, respectively.
     Valley Gas entered into an intermediate term financing arrangement with a bank in November 1995. The terms of the arrangement call for a $6,000,000 revolving line of credit which matures in 2000.
     The Corporation borrowed funds under a line of credit at rates less than the prevailing prime rate, which are restricted in their use to being loaned to the KSOP. The receivable from the KSOP has been shown as a reduction of common stock equity. The financing by the KSOP is secured by the common stock of two unregulated subsidiaries and the unallocated shares held by the KSOP.
     The Corporation's common stock purchased by the KSOP with the borrowed money is held by the KSOP trustee in a "suspense account." As the Corporation matches employee 401(k) contributions and makes discretionary contributions to the plan, a portion of the common stock is released from the suspense account and allocated to participating employees. Any dividends on unallocated shares are used to pay loan interest.

Note E:  Restriction on Retained Earnings
     At August 31, 1998, $2,119,400 of the retained earnings of Valley Gas were available for the payment of cash dividends to the Corporation under the most restrictive provisions of Valley Gas' first mortgage bonds. There are no restrictions as to the payment of dividends for the other subsidiaries.

Note F:  Income Taxes
     In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), the Corporation's financial statements are required, among other things, to record the cumulative deferred income taxes on all temporary timing differences. As approved by the RIPUC, the Utilities did not fully record deferred income taxes but, rather, "flowed through" certain tax benefits to utility customers prior to fiscal 1994. At August 31, 1998, the Corporation has a liability of $6,109,000 on the Consolidated Balance Sheets as recoverable deferred income taxes and a corresponding recoverable deferred charge. The liability represents the tax effect of timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Utilities are recovering unfunded deferred taxes from utility customers over the remaining book life of utility property.
     Federal income tax expense has been calculated based on filing a consolidated corporate tax return and is comprised of the following:

                                              1998           1997           1996
                                              ----           ----           ----
Current income tax expense:
   Operating expense .................    $  556,828     $  893,039     $  521,540
   Nonoperating expense ..............        57,482        103,200        147,065
                                          ----------     ----------     ----------
                                             614,310        996,239        668,605
                                          ----------     ----------     ----------
Deferred income tax expense:
   Accelerated depreciation ..........       316,197        332,771        276,474
   Pensions ..........................       587,667        314,413        212,627
   Deferred fuel costs ...............        99,941       (229,039)       293,801
   Uncollectibles ....................       (36,985)       (23,830)       (21,840)
   Directors' fees and interest ......       (42,525)       (36,845)       (36,453)
   Bond premium ......................        (6,240)        (6,240)        (6,240)
   Rate case expenses ................       (61,308)       (97,257)       (37,626)
   Capitalization of inventory costs .         1,155         28,869         (6,897)
   Consulting contracts ..............       (19,920)        30,570         64,392
   Software amortization .............       (86,136)       140,856        140,856
   Alternative minimum tax ...........        96,359            -0-          8,617
   Excess VEBA contribution ..........       (78,532)       (78,532)           -0-
   Other .............................         3,544         65,902         34,296
                                          ----------     ----------     ----------
                                             773,217        441,638        922,007
                                          ----------     ----------     ----------
   Total .............................    $1,387,527     $1,437,877     $1,590,612
                                          ==========     ==========     ==========


     The Federal income tax amounts included in the Consolidated Statements of Earnings differ from the amounts which result from applying the statutory
Federal income tax rate to income from operations before income tax. The reasons, with related percentage effects, are shown below:

                                                            1998    1997    1996
                                                            ----    ----    ----
Statutory Federal rate ..................................    34%     34%     34%
   Maintenance costs capitalized for book purposes ......    (4)     (4)     (3)
   Cost of removal ......................................    (1)     (1)     (1)
   ESOP dividends .......................................    (1)     (1)     (1)
   Prior year over accrual ..............................    (2)    -0-     -0-
   Other ................................................     2     -0-      (1)
                                                             ---    ----    ----
   Total ................................................    28%     28%     28%
                                                             ===    ====    ====

     Temporary differences which gave rise to the following deferred tax assets and liabilities at August 31, 1998 and 1997 are:

                                                        1998            1997
                                                        ----            ----
Unbilled revenues ...............................   $    266,652    $    273,872
Directors' fees and interest ....................        294,847         252,322
Other ...........................................        568,055         549,248
                                                    ------------    ------------
   Total deferred tax assets ....................      1,129,554       1,075,442
                                                    ------------    ------------
Accelerated depreciation ........................     (9,195,902)     (8,879,705)
Pensions ........................................     (3,018,851)     (2,431,184)
Software amortization ...........................       (590,782)       (676,918)
Deferred fuel costs .............................       (164,703)        (64,762)
Other ...........................................       (752,368)       (842,507)
                                                    ------------    ------------
   Total deferred tax liabilities ...............    (13,722,606)    (12,895,076)
                                                    ------------    ------------
Total deferred taxes ............................   $(12,593,052)   $(11,819,634)
                                                    ============    ============

     The Corporation's nonutility operations are subject to state income taxes. For fiscal 1998, 1997, and 1996, state income taxes totaled $124,100, $170,700, and $124,300, respectively.

Note G:  Regulatory Matters
     On June 1, 1997, the Utilities received approval to redesign their rates and offer transportation services to large commercial and industrial customers.

Note H:  Commitments and Contingencies
PENSION PLANS - The Utilities have two non-contributory defined benefit pension plans covering substantially all of their employees and a supplemental pension plan covering certain officers.
     Net periodic pension income for fiscal 1998, 1997, and 1996 included the following components:

                                                                  1998            1997            1996
                                                                  ----            ----            ----

Service cost - benefits earned during the period .........    $   640,994     $   543,241     $   534,961
Interest cost on projected benefit obligation ............      1,360,031       1,337,602       1,321,504
Actual return on plan assets .............................     (2,502,395)     (8,425,498)     (3,266,264)
Net amortization and deferral ............................     (1,227,062)      5,619,910         784,425
                                                              -----------     -----------     -----------
Net periodic pension income ..............................    $(1,728,432)    $  (924,745)    $  (625,374)
                                                              ===========     ===========     ===========


Plans Funded Status - July 31                                                    1998            1997
-----------------------------                                                    ----            ----
Projected benefit obligations:
   Vested................................................................    $ 18,144,320    $ 16,661,224
   Nonvested ............................................................         259,218         219,424
                                                                             ------------    ------------
Accumulated .............................................................      18,403,538      16,880,648
   Due to recognition of future salary increases ........................       4,898,370       4,308,115
                                                                             ------------    ------------
     Total ..............................................................     (23,301,908)    (21,188,763)
Plan assets at fair value ...............................................      38,027,205      36,565,680
                                                                             ------------    ------------
Plan assets in excess of projected benefit obligation ...................      14,725,297      15,376,917
Unrecognized transition amount ..........................................        (529,184)       (676,708)
Unrecognized net gains ..................................................      (5,372,099)     (7,604,627)
                                                                             ------------    ------------
Prepaid pension costs ...................................................    $  8,824,014    $  7,095,582
                                                                             ============    ============

     Plan assets are invested in common stock, short-term investments and various other fixed income securities.

     The weighted-average discount rate used in determining the projected benefit obligation was 7 1/4% and 7 3/4% as of July 31, 1998 and 1997, respectively. The assumed rate of future compensation increases was 5 1/2% per year. The expected long-term rate of return on assets was 9% for all years presented.

POSTRETIREMENT LIFE AND HEALTH BENEFIT PLAN - Valley Gas sponsors a postretirement benefit plan that covers substantially all of its employees except for nonunion employees hired on or after September 1, 1993 and union employees hired on or after April 1, 1994. The plan provides medical, dental and life insurance benefits. The plan is non-contributory.
     In accordance with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), Valley Gas records the cost for this plan on an accrual basis. As permitted by SFAS 106, Valley Gas will record the transition obligation over 20 years. Valley Gas' cost under this plan for fiscal 1998, 1997 and 1996 was $725,000, $775,600 and $809,500, respectively. The regulatory asset represents the excess of postretirement benefits on the accrual basis over amounts authorized to be recovered in rates. The RIPUC authorized Valley Gas a phase-in recovery of the tax deductible portion of these postretirement benefits, if funded.
     Valley Gas has funded a portion of these costs through trusts established under Section 501(c)(9) of the Internal Revenue Code for the bargaining and nonbargaining unit plans. Valley Gas is currently funding the amount recovered through rates.
     The following table sets forth the plans' funded status reconciled with the amounts recognized in Valley Gas' financial statements at August 31:

                                                                                1998           1997
                                                                                ----           ----
Accumulated postretirement benefit obligation:
   Retirees .............................................................   $(3,161,328)   $(2,986,423)
   Fully eligible active plan participants ..............................      (848,099)      (639,520)
   Other active plan participants .......................................    (2,514,200)    (2,432,046)
                                                                            -----------    -----------
                                                                             (6,523,627)    (6,057,989)
Plan assets at fair value ...............................................     2,351,191      1,699,662
                                                                            -----------    -----------
Accumulated postretirement benefit obligation in excess of plan
   assets................................................................    (4,172,436)    (4,358,327)
Unrecognized transition obligation ......................................     4,166,598      4,444,372
Unrecognized net (gain) from past experience different from that
   assumed and from changes in assumptions ..............................      (225,136)      (547,993)
                                                                            -----------    -----------
Accrued postretirement benefit cost .....................................   $  (230,974)   $  (461,948)
                                                                            ===========    ===========


Net periodic postretirement benefit cost consisted of the following:        1998          1997            1996
--------------------------------------------------------------------        ----          ----            ----

Service cost - benefits attributable to service during the period ..     $ 147,852     $  136,372       $156,991
Interest cost on accumulated postretirement benefit obligation .....       426,588        419,243        417,117
Actual return (loss) on plan assets ................................        40,980        (57,041)        33,712
Net amortization and deferral ......................................       109,628        277,015        201,640
                                                                         ---------     ----------       --------
Net periodic postretirement benefit cost ...........................       725,048        775,589        809,460
Regulatory asset ...................................................      (230,974)      (230,974)           -0-
                                                                         ---------     ----------       --------
Net expense ........................................................     $ 956,022     $1,006,563       $809,460
                                                                         =========     ==========       ========

     For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease gradually to 5% by fiscal 2002 and to remain at that level thereafter. The rates of increase assumed for post-age 65 medical benefits were slightly lower. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation at August 31, 1998 by $484,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost ("NPPBC") for the year by $53,000. The discount rate was 7 1/4% for the development of the NPPBC. The assumed rate of future compensation increases was 5 1/2% per year. The trend rates were set by the RIPUC.

LONG-TERM OBLIGATIONS - The Utilities have contracts which expire at various dates through the year 2012 for the purchase, delivery and storage of natural gas and supplemental gas supplies. Certain contracts for the purchase of the supplemental gas supplies contain minimum purchase obligations which approximate 2% of total system requirements.

FERC ORDER NO. 636 TRANSITION COSTS - As a result of FERC Order 636, the Utilities' interstate pipeline service providers have unbundled their supply, storage and transportation services. This unbundling caused the interstate pipeline companies to incur substantial costs in order to comply with Order 636. These transition costs include four types: (1) unrecovered gas costs (gas costs that have been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that cannot be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).
     Pipelines are expected to be allowed to recover prudently incurred transition costs from customers primarily through a demand charge, after approval by FERC. The Utilities' pipeline suppliers began direct billing these costs in fiscal 1994 as a component of demand charges. The Utilities estimate their remaining portion of transition costs to be $21,300 and have recognized a liability for these costs as of August 31, 1998. The RIPUC has allowed the recovery of transition costs through the PGPA. Under the provisions of SFAS 71, regulatory assets totaling $21,300 were recorded for the expected future recovery of the transition obligations. Actual transition costs to be incurred depend on various factors, and, therefore, future costs may differ from the amounts discussed above.

CONTINGENT LIABILITIES - A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company ("Blackstone") seeking contribution towards a judgment against Blackstone's share of total cleanup costs of approximately $6,000,000 at the Mendon Road site in Attleboro,
Massachusetts. The expenses relate to a site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Corporation will prevail as a result of the indemnification provisions included in the agreement entered into when Valley Gas acquired the utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. Legal fees associated with this claim are recovered in rates. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.
     Valley Gas received letters of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from coal waste on its properties that were the site of the former Tidewater gas manufacturing plant in Pawtucket, Rhode Island and the former Hamlet Avenue gas manufacturing plant in Woonsocket, Rhode Island. Valley Gas and Blackstone have submitted site investigation reports to DEM relating to certain releases on these sites. Management cannot determine the future cash flow impact, if any, of these claim and related expenses. As noted above, management takes the position that it is indemnified by Blackstone for any such expenses. Management intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant periods. Remediation of sites such as the former Tidewater plant and the Hamlet Avenue plant are governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.

Note I:  Segment Information
     The following information is presented relative to the gas, merchandising and other operations of the Corporation.

                                                            1998            1997            1996
                                                            ----            ----            ----
Gas Operations
Operating revenues .................................    $59,343,603     $66,230,787     $60,773,250
Operating income before Federal income taxes .......      6,178,629       6,465,007       7,150,140
Identifiable assets at August 31 ...................     89,713,540      88,927,776      90,612,952
Depreciation .......................................      2,692,326       2,594,712       2,364,999
Capital expenditures ...............................      3,555,028       3,599,752       4,396,081

Appliance & Contract Sales & Rentals
Operating revenues .................................    $19,783,442     $18,490,238     $17,617,481
Operating income before Federal income taxes .......      1,326,308       1,274,805         986,920
Identifiable assets at August 31 ...................      9,817,167       9,384,412       8,116,782
Depreciation .......................................        489,861         464,564         512,242
Capital expenditures ...............................        612,481         572,069         531,152

Other Operations, including Corporate & Eliminations
Operating revenues .................................    $ 2,461,851     $ 2,762,952     $ 1,969,403
Operating income before Federal income taxes .......        183,368         198,976         156,632
Identifiable assets at August 31 ...................     (1,050,099)       (615,051)     (2,040,749)
Depreciation .......................................         92,326          84,443          79,486
Capital expenditures ...............................        366,057         121,160          81,476

Total Corporation
Operating revenues .................................    $81,588,896     $87,483,977     $80,360,134
Operating income before Federal income taxes .......      7,688,305       7,938,788       8,293,692
Federal income tax expense .........................     (1,330,045)     (1,334,677)     (1,443,547)
Nonoperating income-net ............................        288,464         423,476         459,938
Interest expense ...................................     (3,040,763)     (3,368,274)     (3,311,723)
Net income .........................................      3,605,961       3,659,313       3,998,360
Identifiable assets at August 31 ...................     98,480,608      97,697,137      96,688,985
Depreciation .......................................      3,274,513       3,143,719       2,956,727
Capital expenditures ...............................      4,533,566       4,292,981       5,008,709

     Expenses used to determine operating income before Federal income taxes are charged directly to each segment or are allocated based on time studies. Assets allocated to each segment are based on specific identification of such assets as provided by Corporate records.
     Certain items on the Segment Information at August 31, 1997 and 1996 have been reclassified to conform with the presentation at August 31, 1998.

Note J:  Summarized Quarterly Financial Data (Unaudited)

Three months ended
(in thousands, except as to basic and
diluted earnings (loss) per share)              November   February     May     August
----------------------------------              --------   --------     ---     ------
         Fiscal 1998
Total operating revenues .....................   $15,824    $30,428   $22,587   $12,750
Income (loss) before Federal income taxes ....   $(1,288)   $ 4,818   $ 2,692   $(1,229)
Net income (loss) ............................   $  (761)   $ 3,232   $ 1,828   $  (693)
Basic and diluted earnings (loss) per share ..   $ (0.15)   $  0.65   $  0.37   $ (0.14)

         Fiscal 1997
Total operating revenues......................   $16,340    $30,932   $26,281   $13,931
Income (loss) before Federal income taxes.....   $(1,263)   $ 4,916   $ 2,830   $(1,386)
Net income (loss).............................   $  (772)   $ 3,260   $ 1,956   $  (785)
Basic and diluted earnings (loss) per share...   $ (0.18)   $  0.76   $  0.46   $ (0.18)



                                    Report of
                    Independent Certified Public Accountants

To the Stockholders of Valley Resources, Inc.

     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Valley Resources, Inc. (a Rhode Island corporation) and subsidiaries as of August 31, 1998 and 1997 and the related consolidated statements of earnings, cash flows and changes in common stock equity for each of the three years in the period ended August 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley Resources, Inc. and subsidiaries as of August 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles.


                                               s/Grant Thornton LLP


Boston, Massachusetts
September 25, 1998

                   Management's Discussion and Analysis of the
                  Results of Operations and Financial Condition

OVERVIEW
     The discussion and analysis that follows reflect the operations of the Corporation and its six active subsidiaries: Valley Gas and Bristol & Warren (collectively the "Utilities"), regulated natural gas distribution companies; VAMCO, a merchandising, appliance rental, and service company; Valley Propane, a propane sales and service company; Morris Merchants, a representative distributor of franchised lines; and AEC, which sells, designs and installs natural gas refueling facilities, natural gas conversion systems and energy use control devices.
     Operating results are derived from two major classifications - utility and nonutility. Utility earnings are generated from the sale and transportation of natural gas. Nonutility earnings are a consolidation of the earnings of VAMCO, Valley Propane, Morris Merchants and AEC.
     Natural gas sales to customers, on a year-round basis, for heating, water heating, cooking and processing are the primary source of firm utility revenues. Firm utility revenues also include proceeds from the transportation of customer-owned natural gas through the Utilities' distribution system. Firm customers can be residential, commercial or industrial. The revenues from firm customers are determined by regulated tariff schedules and through Rhode Island Public Utilities Commission ("RIPUC") approved commodity charge factors. These factors include the Purchased Gas Price Adjustment ("PGPA"), which requires the Utilities to collect from or return to firm sales customers changes in gas costs from those included in the regulated tariffs, and an adjustment to collect post-retirement benefits.
     Seasonal and dual-fuel sales are made when excess gas supplies are available and gas prices are competitive with alternative fuel markets and can be interrupted by the Utilities at any time. Margins from seasonal sales and margins above $1 per thousand cubic feet ("Mcf") of gas sold to dual fuel customers are returned to firm sales customers through a reduction in the PGPA. The Utilities also provide interruptible transportation services through their distribution systems.
     Morris Merchants and VAMCO generate nonutility revenues through wholesale and retail sales of plumbing and heating supplies and appliances. Additionally, VAMCO generates revenues from appliance rentals and a service contract repair program.
     Valley Propane sells propane at both wholesale and retail and provides service to propane customers in Rhode Island and southeastern Massachusetts.
     AEC generates revenues through the design and installation of natural gas refueling facilities and through the conversion of vehicles and stationary engines to natural gas. The Corporation owns an 80% interest in AEC and has the obligation to acquire the remaining 20% of the company currently held by the management of AEC.

RESULTS OF OPERATIONS
Fiscal 1998 versus Fiscal 1997
     Utility gas revenues in fiscal 1998 totaled $59,343,600, a decrease of 10.4% from fiscal 1997. The decrease in revenues from the prior year was attributable to a weather related decline in firm gas sales, a decrease of $2,518,000 in gas costs recovered through the PGPA and the transfer of customers from sales to transportation. The PGPA does not impact operating income as it effectuates a dollar for dollar recovery of gas costs. The transfer of customers to transportation does not affect margins although it does produce less revenues.
     Firm gas throughput, firm gas sales and transportation, was 7,763,400 Mcf in fiscal 1998, a decrease of 2.9% from fiscal 1997. The primary contributor to the decline in gas throughput was weather which was 8.5% warmer than a normal year and 6.4% warmer than the prior year.
     Throughput to interruptible customers in fiscal 1998 decreased 9.9% as compared to fiscal 1997 due to the lower price of competitive fuels. Interruptible throughput includes sales to seasonal and dual-fuel customers and the transportation of customer-owned natural gas to interruptible and off-peak customers. Interruptible sales and transportation, excluding off-peak, are dependent on the availability of natural gas and the cost of competing fuels. Profits on seasonal sales are returned to firm sales customers through the PGPA and do not impact operating income. Interruptible transportation revenues decreased $206,100 from the prior year.

     Nonutility revenues totaled $22,245,300, an increase of 4.7% over fiscal 1997. Revenues from merchandising operations, both retail and wholesale, increased 7.0% over the prior fiscal year. VAMCO's commitment to the commercial and industrial market, as well as continued efforts in the residential heating replacement market, continued to contribute to increased revenues. An increase in the number of customers participating in the service contract and rental programs was also responsible for improvement in retail revenues. Revenues generated from wholesale operations increased over the prior year through emphasis on existing products and a new approach to marketing these products. Despite an increase in gallons of propane sold and increased customers, revenues from the propane operation declined from the prior year. A decrease in revenues from AEC also impacted nonutility revenues, additionally start-up costs associated with adding personnel generated a net operating loss for AEC.
     Cost of gas sold includes the cost of natural gas, underground storage gas, liquefied natural gas and liquid propane gas to serve utility sales customers. The average cost per Mcf of natural gas distributed in fiscal 1998 was $4.02 versus $4.07 in fiscal 1997. All changes in gas costs for utility operations are passed through to firm sales customers through the PGPA. Therefore, changes in gas costs do not impact the profitability of the Utilities.
     The cost of sales for nonutility operations increased 4.9% in fiscal 1998 over the prior year. The increase was the result of increased merchandising sales partially offset by a decrease in the cost of propane gas sold.
     Other operation expenses in fiscal 1998 totaled $17,880,700, a slight decline from the prior year. Other operation expenses declined as a result of a decrease in administrative and general expenses due to an additional $803,700 of net periodic pension income. This decrease was partially offset by increased uncollectible expense and wages.
     Maintenance expenses increased in fiscal 1998 by 2.3% over the prior fiscal year to $1,671,800. Wages and repairs to a propane delivery vehicle were responsible for the increased expense.
     Taxes - other than Federal income taxes totaled $4,119,800, a 2.9% decrease from the prior fiscal year. The impact of the gross receipts tax on lower utility revenues was responsible for the decrease in taxes. The effective Federal income tax rate for the years ended August 31, 1998 and 1997 was 28%.
     Other income - net of tax was $288,500 in fiscal 1998 and $423,500 in fiscal 1997. A decrease in earnings from other investments was responsible for the reduction.
     Fiscal 1998 interest expense was $3,040,800, a 9.7% decrease from the prior fiscal year as a result of decreased short-term interest expense offset slightly by increased interest expense on long-term debt. The net proceeds of the Valley Resources debt and equity offerings in August 1997 were used to reduce the short-term borrowings of utility operations resulting in the decrease in interest expense.

Fiscal 1997 versus Fiscal 1996

     Fiscal 1997 utility gas revenues totaled $66,230,800, a 9.0% increase over fiscal 1996. Revenues generated from firm sales increased in fiscal 1997 by 8.6% over fiscal 1996. The increase in firm revenues was the result of a $6,461,000 increase in gas costs recovered through the PGPA, which has no direct earnings impact, partially offset by a $1,580,600 decrease in base revenues, resulting from warmer weather in fiscal 1997. Utility gas revenues were also positively impacted by increased revenues from seasonal and transportation customers.
     Gas sales to firm customers were 7,994,400 Mcf in fiscal 1997, a decrease of 3.2% from the prior year. The primary contributor to the sales decrease was warmer weather. Weather, as measured by degree days, in fiscal 1997 was 2.3% warmer than normal and 2.8% warmer than fiscal 1996. Weather during the critical heating period, December through February, was 10.4% warmer than the prior year and 5.4% warmer than normal.
     In fiscal 1997, gas sales to seasonal customers increased 6.0% over the prior fiscal year. Sales to seasonal customers are dependent upon the availability of natural gas and the price of alternate fuels. Margins earned from seasonal sales are returned to firm customers through the PGPA and do not impact the profitability of the company. The Utilities also transport natural gas owned by customers. Transportation revenues increased $301,700 in fiscal 1997.

     Nonutility revenues in fiscal 1997 were $21,253,200, an increase of 8.5% over fiscal 1996. All nonutility operations enjoyed increased revenues in fiscal 1997 and were favorably impacted by an improving regional economy. VAMCO's revenue improvement was the result of increased equipment sales resulting from traditional conversions from electric heating in the residential market and its more aggressive and comprehensive focus on the commercial and industrial market segments. This has also led to an improvement in the gross margin of the retail operations. The rental and service contract programs continued to impact earnings positively. Revenues generated from wholesale operations improved through the addition of new product lines and new marketing directions for existing products. AEC also contributed to increased nonutility revenues although start-up costs have resulted in losses for this subsidiary.
     Propane revenues in fiscal 1997 increased 6.1% despite an 8.0% decrease in gallons sold. The warm weather impact on sales volumes was offset by market timing differences in retail pricing and margins increased due to lower cost basis. Price competition continued to be a critical factor in the ability to expand these operations.
     The average cost per Mcf of gas distributed in fiscal 1997 was $4.07 versus $3.84 in fiscal 1996. Gas costs increased as a result of both the purchase price of natural gas and increased gas costs related to the PGPA reconciliation.
     Cost of sales - nonutility includes the cost of sales for VAMCO, Valley Propane, Morris Merchants and AEC. Cost of merchandise sold increased 8.0% in fiscal 1997 over fiscal 1996 which was directly attributable to the increase in sales.
     Operations expenses in fiscal 1997 increased 1.0% over fiscal 1996. Expenses recovered in the utilities most recent rate filing, normal wage increases and uncollectible expense were partially offset by decreased expenses related to operation of the LNG plant due to the warmer winter.
     Maintenance expense in fiscal 1997 was $1,633,700, a 2.3% decrease from fiscal 1996. A shift of maintenance projects to capital and the lack of snow removal costs were responsible for the decrease. Operation and maintenance expenses were impacted by wages and general inflation.
     Taxes - other than Federal income taxes were $4,242,800 in fiscal 1997, an increase of $152,100 over the prior year. The impact of gross receipts taxes on increased utility revenues was responsible for the increase. The effective Federal income tax rate for the years ended August 31, 1997 and 1996 was 28%.
     Fiscal 1997 other income - net of tax decreased $36,500 from the prior year as a direct result of a decline in off-system sales. The decrease was slightly offset by increased interest income and the recognition of income on other investments.
     Interest expense in fiscal 1997 totaled $3,368,300, an increase of 1.7% over fiscal 1996. Increased short-term borrowings were responsible for the increase in interest expense. This increase was partially offset by a reduction in interest accrued on deferred fuel costs and lower borrowing rates.

LIQUIDITY AND CAPITAL RESOURCES

     Cash is generated through the distribution and sale of natural gas, propane and merchandise. Additional revenues are collected through the rental and service contract programs. Operations, external financings and investments are also used to meet corporate cash needs. Short-term financings under existing lines of credit are available to meet working capital requirements. When deemed appropriate by management, long-term and intermediate financings and equity issues have been used to refinance short-term debt.
     Utility operations are subject to seasonality. The bulk of firm sales and transportation are made during the months of November through March. As a result, the highest levels of earnings and cash flow are generated in the quarters ending in February and May. Most capital expenditures occur during the months of May through October, causing cash flow to be at its lowest during the quarters ending in November and August.
     Short-term borrowing requirements vary according to the seasonal nature of sales and expense activities of the Utilities. The need for short-term borrowing arises when internally generated funds are not sufficient to cover all capital and operating requirements, particularly in the summer and fall. Short-term borrowings utilized for construction expenditures generally are replaced by permanent financing when it becomes economical and practical to do so and where appropriate to maintain an acceptable relationship between borrowed and equity resources.
     The requirement to inventory supplemental gas supplies and the timing of inventory acquisitions to meet the peak winter demand of the Utilities negatively impact the cash flow of the Corporation. Supplemental gas inventories are filled primarily in the summer period for use during the winter period.
     Warmer than normal weather in fiscal 1998 resulted in decreased gas sales and a negative impact on cash flow. Additionally, cash flow in fiscal 1998 was negatively impacted as a result of the Utilities returning to firm sales customers, through a reduction in the PGPA, over recovered gas costs from fiscal 1997. Fiscal 1998 actual gas costs were greater than expected, resulting in an under recovery of gas costs, which also negatively impacted cash flow. This under recovery will be collected from firm sales customers through an increase in the PGPA in fiscal 1999. Interest costs and the timing of Federal and state tax payments also impact liquidity.
     On September 24, 1997, Valley Resources issued 93,000 additional shares of common stock in fulfillment of the over-allotment option exercised in connection with the August 1997 Common Stock offering. The net proceeds, $888,300, were used to reduce the short-term debt of the Utilities and for working capital requirements. This financing favorably impacted liquidity.
     Funding requirements are met through short-term borrowings under existing lines of credit. On August 31, 1998, the Corporation had $34,700,000 of
available borrowings under its lines of credit. These lines are reviewed annually by the lending banks, and management believes they will be renewed or replaced. Management believes the available financings are sufficient to meet cash requirements for the foreseeable future.
     A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company ("Blackstone") seeking contribution towards a judgment against Blackstone's share of total clean-up costs of approximately $6,000,000 at the Mendon Road site in Attleboro, Massachusetts. The expenses relate to a site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Corporation will prevail as a result of the indemnification provisions included in the agreement entered into when Valley Gas acquired its utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.
     Valley Gas received letters of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from coal waste on its properties that were the site of the former Tidewater gas manufacturing plant in Pawtucket, Rhode Island and the former Hamlet Avenue gas manufacturing plant in Woonsocket, Rhode Island. Valley Gas and Blackstone have submitted site investigation reports to DEM relating to certain releases on these sites. Management cannot determine the future cash flow impact, if any, of these claim and related expenses. As noted above, management takes the position that it is indemnified by Blackstone for any such expenses. Management intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant periods. Remediation of sites such as the former Tidewater plant and the Hamlet Avenue plant are governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.
     The Corporation's net cash from operating activities in fiscal 1998 was $7,109,800 versus $6,164,800 in fiscal 1997 and $3,669,000 in fiscal 1996.
Investing activities used cash in the amount of $4,578,500 in fiscal 1998, $4,374,200 in fiscal 1997 and $5,058,100 in fiscal 1996 primarily for capital expenditures. Financing activities in fiscal 1998 used cash of $2,538,200 primarily for the payment of dividends. Fiscal 1997 financing activities used cash of $1,477,400 which is the result of proceeds from the Corporation's issuance of common equity and long-term debt that were used to reduce short-term debt and from the payment of dividends. Financing activities generated cash of $1,441,200 in fiscal 1996.

     Capital expenditures are primarily for the expansion and improvement of the gas utility plant and for the purchase of rental and propane equipment. In fiscal 1998, capital expenditures were $4,533,600 versus $4,293,000 in fiscal 1997 and $5,008,700 in fiscal 1996. Fiscal 1999 capital expenditures are estimated to be $4,707,000 and will be primarily for the expansion and improvements of gas utility property. It is anticipated that such expenditures will be financed through funds from operations and short-term borrowings.

YEAR 2000 ISSUES

     Certain of the software applications currently in use by the Corporation are certified to be Year 2000 compliant by the software vendors from whom the applications were purchased.
     Certain other software applications currently in use by the Corporation are not Year 2000 compliant. The Corporation has made plans to modify, replace or upgrade those applications which are not Year 2000 compliant before January 1, 2000. The Corporation is conducting a survey and compiling cost estimates of the effort involved to perform those modifications, replacements and upgrades. Currently, management believes that the cost to bring all of its software applications into Year 2000 compliance will not have a material adverse effect on the Corporation's results of operations, and involves a remaining capital outlay of approximately $50,000 to $100,000. There can be no guarantee that the systems of other companies on which the Corporation's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Corporation's systems, would not have a material adverse impact on the Corporation.
     The costs of the project and the date on which the Corporation plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved; actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer programs and microprocessors, and similar uncertainties.

FORWARD LOOKING STATEMENTS; RISK AND UNCERTAINTIES

     Statements contained in this report that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to: variations in weather, changes in the regulatory environment, customers' preferences on energy sources, general economic conditions, increased competition and other uncertainties all of which are difficult to predict, and many of which are beyond the control of the Corporation.

NEW ACCOUNTING STANDARD

     In 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," to establish standards for reporting information about operating segments in annual financial statements and to require reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographical areas and major customers. The new standard is effective for fiscal years beginning after December 15, 1997. Adoption of SFAS No. 131 will not effect the Corporation's financial condition or results of operations. The Corporation is evaluating the impact on its operating segment disclosures. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits" to be effective in fiscal 1999, which are not expected to have a material impact on the Corporation's financial condition or results of operations.




Summary of
Consolidated Operations

August 31 (in thousands)                    1998         1997         1996         1995         1994
------------------------                    ----         ----         ----         ----         ----
Assets
   Utility plant - net ................   $51,310      $50,447      $49,442      $47,411      $44,207
   Leased property - net ..............     2,303        2,377        2,945        2,014        2,436
   Nonutility plant - net .............     4,106        3,712        3,568        3,547        3,519
   Current assets .....................    18,713       20,205       19,307       18,409       18,358
   Other assets .......................    22,049       20,956       21,427       20,957       22,549
                                          -------      -------      -------      -------      -------
          Total .......................   $98,481      $97,697      $96,689      $92,338      $91,069
                                          =======      =======      =======      =======      =======
Capitalization and liabilities
   Capitalization
     Common equity ....................   $35,223      $34,307      $27,092      $25,993      $26,036
     Long-term debt
       (less current maturities) ......    29,638       31,986       23,256       24,616       27,035
                                          -------      -------      -------      -------      -------
          Total .......................    64,861       66,293       50,348       50,609       53,071
   Revolving credit arrangement .......     2,400        2,300        2,200          -0-          -0-
   Obligations under capital leases ...     1,528        1,541        2,134        1,255        1,747
   Current liabilities ................    12,586       10,612       24,005       23,932       18,530
   Other liabilities ..................    17,106       16,951       18,002       16,542       17,721
                                          -------      -------      -------      -------      -------
          Total .......................   $98,481      $97,697      $96,689      $92,338      $91,069
                                          =======      =======      =======      =======      =======

For the year ended August 31,
(in thousands, except as to share
and per share data)                         1998         1997         1996         1995         1994
-------------------                         ----         ----         ----         ----         ----

Operating revenues .................      $81,589      $87,484      $80,360      $74,870      $83,553
                                          -------      -------      -------      -------      -------
Operating expenses:
   Cost of gas sold ................       31,437       37,844       31,951       30,229       38,234
Cost of sales - nonutility .........       15,517       14,791       13,689       13,190       12,784
   Other operation and maintenance .       19,553       19,524       19,379       18,288       17,784
Depreciation .......................        3,274        3,143        2,956        2,685        2,474
   Taxes - other than Federal income        4,120        4,243        4,091        4,002        4,463
         - Federal income ..........        1,330        1,335        1,444          732        1,313
                                          -------      -------      -------      -------      -------
Total ..............................       75,231       80,880       73,510       69,126       77,052
                                          -------      -------      -------      -------      -------
   Operating income ................        6,358        6,604        6,850        5,744        6,501
Other income - net .................          289          423          460          115          227
Total interest charges .............        3,041        3,368        3,312        3,304        2,902
                                          -------      -------      -------      -------      -------
   Net income ......................      $ 3,606      $ 3,659      $ 3,998      $ 2,555      $ 3,826
                                          =======      =======      =======      =======      =======

Shares outstanding - average .......    4,966,270    4,267,038    4,258,877    4,222,662    4,205,760
   Shares outstanding - year-end ...    4,993,028    4,900,028    4,280,028    4,260,797    4,213,043
Basic and diluted earnings per share        $0.73        $0.86        $0.94        $0.61        $0.91
Dividends declared per share .......       $0.745       $0.735       $0.725        $0.71        $0.69
Year-end book value per share ......        $7.05        $7.00        $6.33        $6.10        $6.18


Gas Operating
Statistics

For the year ended August 31                1998      1997      1996      1995      1994
----------------------------                ----      ----      ----      ----      ----
Gas utility revenues (in thousands):
   Residential ........................   $35,733   $37,340   $34,678   $30,606   $37,065
   Commercial .........................    14,792    16,267    14,891    13,212    15,633
   Industrial - firm ..................     5,697     8,156     7,314     8,011     9,057
   Industrial - seasonal ..............     2,072     3,605     3,335     3,507     2,945
   Transportation .....................       882       684       382       507       372
   Other ..............................       167       179       173       170       252
                                          -------   -------   -------   -------   -------
     Total ............................   $59,343   $66,231   $60,773   $56,013   $65,324
                                          =======   =======   =======   =======   =======

Gas sold and transported-MMcf:
   Residential ........................     4,225     4,393     4,612     4,078     4,517
   Commercial .........................     2,060     2,161     2,252     1,953     2,078
   Industrial - firm ..................     1,133     1,440     1,391     1,338     1,299
   Industrial - seasonal ..............       648     1,110     1,047     1,298       996
   Transportation - firm ..............       346       -0-       -0-       -0-       -0-
   Transportation - seasonal ..........     4,895     5,043     3,273     4,419     3,624
                                          -------   -------   -------   -------   -------
     Total throughput .................    13,307    14,147    12,575    13,086    12,514
   Company use and losses .............        91       179       198       128       176
                                          -------   -------   -------   -------   -------
     Total ............................    13,398    14,326    12,773    13,214    12,690
                                          =======   =======   =======   =======   =======

Gas received-MMcf:
   Liquid propane gas .................       -0-        17        70       -0-       -0-
   Liquefied natural gas ..............       848       805       992       378       574
   Natural gas stored underground .....     1,009     1,373     1,348     1,156     1,075
   Pipeline natural gas ...............     6,304     7,088     7,090     7,261     7,417
   Transportation gas .................     5,237     5,043     3,273     4,419     3,624
                                          -------   -------   -------   -------   -------
     Total ............................    13,398    14,326    12,773    13,214    12,690
                                          =======   =======   =======   =======   =======

Average number of customers:
   Residential ........................    57,001    56,048    55,676    55,186    54,715
   Commercial .........................     5,626     5,448     5,333     5,212     5,111
   Industrial - firm ..................       228       230       237       241       249
   Industrial - seasonal ..............        51        51        54        59        58
   Transportation .....................         4         3         2         2         2
                                          -------   -------   -------   -------   -------
     Total ............................    62,910    61,780    61,302    60,700    60,135
                                          =======   =======   =======   =======   =======

Average revenue per
   residential customer ...............      $627      $666      $623      $555      $677
Average use per
   residential customer-Mcf ...........        74        78        84        74        83
Maximum daily throughput-Mcf ..........    69,564    72,675    70,904    65,619    76,910
Sales degree days .....................     5,797     6,191     6,369     5,820     6,459

Corporate Information
---------------------

Annual Meeting and Proxies

The Annual Meeting of Stockholders will be held in Cumberland, Rhode Island, on December 8, 1998. Notice of the meeting and form of proxy along with this report are being mailed by the management to each holder of record of common stock on October 20, 1998.


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


Registrar & Transfer Agent

The Bank of New York
Shareholder Relations - Department 11E
P. O. Box 11258
Church Street Station
New York, NY  10286
Telephone:  1-888-269-8845


Stock Listing

The common stock of Valley Resources, Inc. is listed on the American Stock Exchange under the symbol VR and on the Boston Stock Exchange. Quotes of Valley Resources, Inc. common stock are listed in The Wall Street Journal and many
                                              -------------------------
daily newspapers among the AMEX stocks traded for the day.

Directors                      Officers of the Corporation   Other Offices
---------                      ---------------------------   -------------

Ernest N. Agresti              Alfred P. Degen               David L. Hickerson
Retired Partner,               Chairman, President &         President,
Edwards & Angell,              Chief Executive Officer       Morris Merchants,
Providence, Rhode Island                                     Inc.
                               Kenneth W. Hogan
Melvin G. Alperin              Senior Vice President,        Richard C. Hadfield
President,                     Chief Financial Officer       Executive Vice
Brewster Industries,           & Secretary                   President,
Pawtucket, Rhode Island                                      Morris Merchants,
                               Richard G. Drolet             Inc.
C. Hamilton Davison            Vice President,
President & Chief              Information Systems &         Rosemary Platt
Executive Officer,             Corporate Planning            Controller,
Paramount Cards, Inc.,                                       Morris Merchants,
Pawtucket, Rhode Island        Charles K. Meunier            Inc.
                               Vice President,
Don A. DeAngelis               Operations                    Thomas A. Aubee
Vice Chairman & Chief                                        President
Executive Officer, Murdock     Jeffrey P. Polucha            Alternate Energy
Webbing Company, Inc.,         Vice President, Marketing     Corp.
Central Falls, Rhode Island    & Development

Alfred P. Degen                James P. Carney
Chairman, President &          Assistant Vice President,
Chief Executive Officer,       Human Resources
Valley Resources, Inc.,
Cumberland, Rhode Island       Sharon Partridge
                               Assistant Vice President,
James M. Dillon                Finance & Treasurer
Retired Director of Development,
The Roman Catholic Diocese,    Alan H. Roy
Bridgeport, Connecticut        Assistant Vice President,
                               Gas Supply
Jonathan K. Farnum
Chairman & President,          Robert A. Young
Wardwell Braiding              Assistant Vice President
Machine Company,               & Chief Engineer
Central Falls, Rhode Island
                               Patricia A. Morrison
John F. Guthrie, Jr.           Assistant Secretary;
Vice President,                Clerk, Morris Merchants, Inc.
The New England,
Boston, Massachusetts

Eleanor M. McMahon, Ed.D.
Distinguished Visiting Professor,
A. Alfred Taubman Center for
Public Policy, Brown University,
Providence, Rhode Island

                                   Back Cover

Logo and Address

Valley Resources, Inc. & Subsidiaries
1595 Mendon Road
P. O. Box 7900
Cumberland, Rhode Island 02864-0700
(401) 334-1188
http://www.valleyresources.com