Form 10-K, Exhibit 13
period 1999-08-31
VALLEY RESOURCES INC /RI/
filed 1999-11-26
CIK 102710

Cover Page

satisfaction
customer needs
initiative
teamwork
performance

(Photo appears here)

Valley Resources, Inc. Annual Report 1999

                               Inside Front Cover


The Face of Performance

     Fiscal 1999 brought us face to face with yet another set of risks, responses and rewards. Once again, our diversified structure enabled us to generate ore than a quarter of our revenues and net income from business units operating outside of traditional, utility markets.

     As we near the threshold of a new millennium replete with evolving energy market expectations, Valley is well positioned to take advantage of our expertise in meeting customer needs.

     This report takes an up close look at the people and events of the last year which have made an impact on the performance of Valley, and perhaps most importantly, on the experiences of the customers we serve.

(Photo appears here)

                       Overview and Financial Highlights

Corporate Overview
     Valley Resources, Inc. has six active subsidiaries. Valley Gas Company and Bristol & Warren Gas Company (collectively, the "Utilities") are natural gas distribution companies regulated by the Rhode Island Public Utilities Commission; Valley Appliance and Merchandising Company (VAMCO) merchandises and rents appliances, energy conservation equipment and residential water filtration equipment and offers appliance service contracts; Valley Propane, Inc. (Valley Propane) sells propane at both retail and wholesale; and Morris Merchants, Inc. (Morris) is a wholesale distributor of franchised lines in plumbing and heating contractor supply and other energy related businesses. Alternate Energy Corporation (AEC), 80 percent owned, designs and installs natural gas vehicle conversion systems and refueling facilities, is an authorized representative of the ONSI fuel cell, and holds patents for a natural gas/diesel co-firing system and a device to control the flow of fuel on dual-fuel equipment.


Financial Highlights

For the year ended August 31 (in thousands)              1999         1998         1997
-------------------------------------------              ----         ----         ----
Operating revenues .............................      $81,710      $81,589      $87,484
Operation expenses, maintenance and depreciation       68,925       69,781       75,302
Operating income before taxes ..................       12,785       11,808       12,182
Taxes - other than Federal income ..............        4,117        4,120        4,243
Taxes - Federal income .........................        1,772        1,330        1,335
Other income - net of taxes ....................          299          289          423
Interest charges ...............................        3,008        3,041        3,368
Net income .....................................      $ 4,187      $ 3,606      $ 3,659

Basic and diluted earnings per share ...........      $  0.84      $  0.73      $  0.86
Dividends declared per common share ............      $  0.75      $ 0.745      $ 0.735
Net utility plant (thousands) ..................      $52,334      $51,310      $50,447
Capital expenditures (thousands) ...............      $ 4,483      $ 4,534      $ 4,293
Average number of common shares outstanding ....    4,979,508    4,966,270    4,267,038

(Photo appears here)

Photo tag: Left to right:  Valley Resources,  Inc. corporate offices;  Bristol &
           Warren Gas Company offices; Walter F. Morris Company offices; AEC Natural Gas Vehicle refueling station in Cumberland.

                            Message to Shareholders

Dear Fellow Shareholders,
     This year marks the 20th anniversary of the incorporation of Valley Resources as a holding company. The vision of the Corporation's management team and Board of Directors at the time was critical in providing Valley with the flexibility and corporate structure required to take advantage of non-regulated business opportunities. This strategy has served Valley and its' shareholders well throughout the years. During these past 20 years Valley has grown both its regulated and non-regulated businesses through acquisition and internal growth. Our utility business continues to offer a stable, relatively predictable earnings stream for the Corporation. Our non-regulated activities provide a level of diversity and the opportunity for growth at a pace above the usual utility return.
     Fiscal year 1999 provided more than its' share of challenges for the Corporation. The weather in 1999 was again significantly warmer than normal. As measured by degree days, the weather was nine percent warmer than normal which approximated the weather experienced in fiscal year 1998. This past year the Corporation purchased a weather insurance product designed to minimize the effect on earnings from significant weather swings. This financial strategy resulted in a positive impact on earnings for the year.
     Despite the warmer than normal weather Valley's financial results were strong. Earnings for the year were $4,186,600 or $0.84 per share, an increase of 16 percent over the prior year. Continued cost controls, the impacts of the weather insurance product, and solid results from our propane operation were primarily responsible for this improvement. Total shareholder return for the year was 21 percent including stock appreciation and dividends. The Corporation's balance sheet remains strong, leaving Valley well positioned to pursue growth opportunities.
     Our utility business continued to benefit from strong regional economic activity. Combined, new housing construction and conversions from other fuels resulted in the addition of over 800 new customers. Commercial development also contributed to increased gas sales. In Highland Corporate Park, a major business park in Cumberland,

                            Message to Shareholders

the first two buildings were completed and occupied during this past year. Other indicators of economic vitality in northern Rhode Island include the development of a new hotel complex in Woonsocket and plans for a major renovation of the Lincoln Mall. In the Bristol & Warren Gas service area, continued expansion of the campus at Roger Williams University and new residential construction are responsible for additional gas load.
     On a broader scale, the energy business in New England will benefit from increased pipeline capacity. Two new pipeline projects are scheduled to be on line before the forthcoming winter season, bringing additional natural gas to the region. These projects will bring gas supplies from western Canada and offshore production from the Canadian Maritimes to the New England market. No longer will the natural gas industry in New England be constrained by limited capacity. Another significant infrastructure development was recently completed as a liquefied natural gas (LNG) export facility in Trinidad and Tobago was brought on line. This project will provide an additional source of LNG for New England, thus enhancing supply security for this valuable peaking resource.
     The results for Valley's non-regulated businesses approximated the prior year's levels. VAMCO had another solid year in 1999. Major installation and conversion projects in the commercial and institutional area contributed to VAMCO's success. The appliance rental business also continued to be strong. A renewed marketing focus also

(Photo appears here)
Photo tag:  A Facelift for a
            Landmark
          McCoy Stadium, home of our local heroes, the Pawtucket Red Sox (AAA affiliate team of the Major League Baseball Boston Red Sox) received a major renovation this past year, as both public and private sector funding was used to expand seating, construct additional on site facilities and parking. The existing field was reconstructed with home plate pushed eleven feet out from its former position. McCoy is located in Pawtucket, the birthplace of Valley Gas Company.

                            Message to Shareholders

produced positive results in the number of customers participating in the ServGuard appliance repair contract program. Valley Propane, although adversely affected by the warm weather during the critical heating season, experienced an increase in gallons sold and earnings compared to the prior year. Morris Merchants results were influenced in part by a labor stoppage experienced by one of their major manufacturers which reduced production and availability for a portion of the year. Additional resources were provided to AEC to enhance marketing efforts. During the year, AEC completed construction of two compressed natural gas refueling stations for the State of Rhode Island. Work was nearly completed on the first fuel cell installation by AEC, at South County Hospital in Wakefield, Rhode Island. AEC also recently received patent approval for its' Passport System, which is a fuel system designed to control precisely the amount of fuel used in dual fuel installations, which should have a positive impact on the users' overall energy costs. AEC has a number of exciting projects currently in process.
     This past year we continued our commitment to involve employees from all levels of the organization in process improvement efforts. For example, employee work teams developed a new service order format which went into use in 1999. This change should improve customer service and


(Photo appears here)
Photo tag:  The Changing Face
            of Downtown
          The new Blackstone Valley Heritage Corridor Commission Tourist Center is located in Pawtucket at the site of a former department store across the street from Slater Mill, the birthplace of the American Industrial
     Revolution. This center features a scale floor map of the Blackstone Valley, a theater featuring seating and fixtures from Pawtucket's famed Leroy Theater, a Rhode Island Public Transit Authority bus station, the Slater Mill gift shop and gallery, and assorted retail spaces. The center stands in the heart of Pawtucket's refurbished downtown area, adjacent to the Blackstone River.

                            Message to Shareholders

reduce operating expenses. A cross-functional team representing areas across the organization was responsible for the success of this effort.
     This December, Eleanor M. McMahon will be retiring as a member of the Board of Directors after more than 15 years of outstanding service to the Corporation. Dr. McMahon's wise counsel will be greatly missed.
     As we look back on another year in the history of a business which started nearly 150 years ago, I am confident that Valley is well positioned to continue to provide solid returns for our shareholders, opportunities for our employees, a working partnership with the communities we serve and outstanding customer service. On behalf of the Board of Directors, I thank you for your continued support and confidence.


s/A. P. Degen
-----------------------------------------------
Alfred P. Degen
Chairman, President, & Chief Executive Officer


(Photo appears here)
Photo tag:  Chairman,  President,  & CEO,  Alfred P. Degen was  elected chairman of the New England Gas Association at the NEGA annual meeting in March. The program content for the annual meeting was geared toward the conference theme, " Exploring New England's Changing Marketplace." In the months since, Al has presided over the activities of the trade association.

                                   Summary of
                         Annual Earnings and Dividends

Summary of Annual Earnings
     Consolidated net income is derived from the operations of the Corporation's six active subsidiaries: Valley Gas Company, Bristol & Warren Gas Company, Valley Appliance and Merchandising Company, Valley Propane, Inc., Morris Merchants, Inc., and Alternate Energy Corporation. Consolidated net income for fiscal 1999 was $4,186,609 or $0.84 per average common share outstanding, as compared to $3,605,961 or $0.73 per share in fiscal 1998.

     Valley Gas and Bristol & Warren, the utility subsidiaries, contributed $3,037,900 to consolidated net income, an increase of $404,800 over fiscal 1998. Utility earnings were positively affected by an increase in firm transportation, decreased operating expenses and slightly lower interest expense. Weather, as measured on a degree day basis, was less than one percent warmer than the previous year and 9.1 percent warmer than normal.

     In fiscal 1999, the contribution of the nonutility operating companies to consolidated earnings was $1,148,700 compared to $972,900 for fiscal 1998. Nonutility operations experienced earnings increases as a result of the Corporation's weather insurance product and propane operations, offset by declines in wholesale operations and AEC. The weather insurance product helped mitigate the effects of the warmer than normal weather conditions experienced during this past winter. Propane earnings reflect the ability to control margin in a highly competitive environment resulting in increased gallons sold by offering innovative solutions to customers. Retail and wholesale operations experienced increased sales but were hindered by increased operating costs. The operations of AEC generated a net loss in fiscal 1999 as a result of increased staffing. New staffing levels have contributed to an increase in work in progress.


Dividends and Market Data

                          Cash       Market Price
1999                    Dividend    High        Low
First Quarter           $.1875     $13.38     $11.00
Second Quarter           .1875      13.00      12.13
Third Quarter            .1875      13.00      10.50
Fourth Quarter           .1875      16.50      11.00

1998
First Quarter           $.1850     $11.50     $10.25
Second Quarter           .1850      12.38      10.63
Third Quarter            .1875      12.13      11.13
Fourth Quarter           .1875      12.13      11.13


(Charts appear here)

Book Value/
Market Price

                               Book Value          Market Price
FY 95                             6.10                10.750
FY 96                             6.33                11.875
FY 97                             7.00                11.000
FY 98                             7.05                11.625
FY 99                             7.17                13.375


Weather Variance
from Normal
                          Actual Sales
                          Effective           Normal
                          Degree Days         Degree Days       % Change

FY 95                        5821                6339            -8.2%
FY 96                        6369                6339             0.5%
FY 97                        6190                6339            -2.4%
FY 98                        5797                6339            -8.6%
FY 99                        5763                6339            -9.1%



Net Income
                                Utility              Nonutility

FY 95                          1,665,400               889,500
FY 96                          3,206,400               792,000
FY 97                          2,607,500             1,051,800
FY 98                          2,633,100               972,900
FY 99                          3,037,900             1,148,700

MMcf Sales
Mcf Transported
Natural Gas Volumes

                               Firm              Interruptible

1995                           7,369                 5,717
1996                           8,255                 4,292
1997                           7,994                 6,152
1998                           7,764                 5,543
1999                           7,787                 5,134

(Photo appears here)
Photo tag:  Marie Amaral, a customer service representative for Bristol & Warren
            Gas Company and eighteen-year veteran of the company, recently received her United States citizenship at a ceremony held at Bishop McVinney Auditorium in Providence. Marie was born in the Azores and emigrated to the United States May 25, 1969. The many Portuguese-speaking customers of Bristol & Warren rely on Marie, who is bilingual, to communicate information regarding their gas service.

                               The Year in Review


Changing Roles in Robust Markets
     During fiscal 1999, the Corporation continued to reap the benefits of a healthy regional economy which brought increased demand for natural gas and energy-related products and services. The Utilities' contribution to Valley Resources financial performance benefited from increases in construction of new housing, commercial and industrial occupancy and very competitive rates versus other energy sources.

     Natural gas is the fuel of choice as it continues to enjoy dominant market share in new construction. The Utilities were prepared to handle this increase in demand in new construction through our focus on process improvement. Streamlined contacts with building contractors and developers have shortened the lead time for getting natural gas service installed in new residential developments. This process change has improved business relationships with contractors and other energy specifiers.

     This year our commercial and industrial marketing professionals capitalized on the flexibility and competitiveness of the Utilities' rate structure which brought numerous opportunities to expand the use of natural gas. We continue to find ourselves working in advisory capacities in order to help customers understand and maximize opportunities in a deregulated marketplace. This has led customers, such as Heritage Kayaks, to seek assistance from our knowledgeable marketing representatives in determining the appropriate energy solutions.

     Additionally, the Utilities enjoyed a continued expansion into markets which generate revenues from the transportation of natural gas. Greater numbers of commercial and industrial customers have chosen to select their natural gas suppliers and at the same time increase the volumes of gas used. The Utilities benefited from the transportation of larger volumes of gas.

     In order to mitigate the impact of warm weather trends on the Utilities and the propane company and to stabilize earnings, the Corporation purchased a weather insurance product for the winter heating season consisting of the months November 1998 through March 1999. This product provided a collar of 2.7 percent variance above and below normal weather. In the face of a warmer than normal winter, the policy resulted in a positive impact on fiscal 1999 earnings.

(Photo appears here)
Photo tag:  The Face of Industry
          In the Bristol & Warren Gas service area, known to Rhode Islanders as the "East Bay", marine manufacturing is a core industry and one which utilizes clean natural gas for many production processes. Here, Patricia Abbruzzi of Heritage Kayaks in Bristol is busy producing "SeaDarts", one of the many models in the company's unique line of open cockpit self baling kayaks. Heritage uses natural gas ovens to heat the cast aluminum molds used in the rotational molding process.

(Photo appears here)
Photo tag:  Michele Amaral, Cathy Puget and Judy Tomlinson are three of our customer service representatives who participated in a program tailored toward providing rewards to customer contact personnel for generating incremental sales of the company's service plan, ServGuard. The company increased sales of ServGuard plans as compared with the previous year, the result of making the effort to qualify the appliances and equipment in place in individual customers' homes, and using their marketing training to sell customers on the benefits of the company's warranty protection plan.

                               The Year in Review

Improving Processes For
Greater Responsiveness
     Valley's continued commitment to making change happen through processes which deliver quality, provide for continuous learning, and foster personal development led to the implementation of a new service order process. This effort included training for personnel involved in all aspects of customer service administration and delivery. This cross-functional team effort was created in response to customer demands for information, including customer service, credit, information systems, and appliance service. The completed service order has enjoyed widespread acceptance and an improvement in the quality of service rendered by making better information available to customer service representatives and technicians.

     Streamlining the protocols through which service technicians communicate with customers and other key audiences was a priority during the past year. The implementation of wireless phone technology in functional areas with customer contact employees provides direct communication among customers and service personnel, resulting in improved service levels, more efficient inventory and parts management and greater diagnostic accuracy in service calls.

     In addition, an extensive customer service training program was initiated to improve customer service, increase revenues, and reduce expenses. Customer contact employees from our call center, credit and collections areas, and meter reading teams attended monthly training sessions designed to improve results and individual core competencies. These performance enhancements in tandem with the development of a comprehensive customer service department business plan have resulted in significant benefits. Efforts to increase revenues and decrease costs in the customer contact areas have resulted in marked improvements in measures such as average contact handling time, accuracy in call handling, meter reading, information collection and ancillary product and service sales. Both the Utilities and the nonregulated subsidiaries are generating increased revenues from the various efforts focusing on using customer contact personnel to increase customers' awareness of the products and services marketed by the Corporation.


(Photo appears here)
Photo tag:  The Face of Community
            In April, a celebration was held to recognize the ten-year partnership between the ARC (Association for Retarded Citizens) of Northern Rhode Island and Valley Resources. The ARC has been operating the food service function since 1989. Here, Barbara Kelly, a RIARC client, prepares luncheon specialties in the cafeteria.

(Photo appears here)
Photo tag:  As more homeowners are counting on clean, versatile, environmentally friendly natural gas, area homebuilders like Phil Garcia (L) of Milestone Homes know they can depend on Dan Charest
            (R), Service Installation Coordinator, to work closely with them in the field to coordinate the installation of natural gas service to new homes. Phil Garcia specifies natural gas for heating, water heating, cooking, drying, and fireplace logs in the quality homes Milestone is known for.

                               The Year in Review

Collaboration Among Subsidiaries
     The Corporation continues to benefit from the collaborative effort of its subsidiaries to generate increased revenues. VAMCO continued to build on its recent series of successes in commercial heating, water heating, and air conditioning systems markets within the Utilities' franchised service area. This year it continued a long term relationship with Roger Williams University in Bristol, as clean natural gas energy was specified for both new installations and upgrades of existing energy systems and equipment. This was another example of the "win-win" experience for both customers and the Corporation, the result of a custom approach which draws from our collective energy product and service experience. The result was a comprehensive energy management project, for which VAMCO provided design, engineering, installation, financing, and general contracting services for the conversion of facilities from oil to natural gas, at Roger Williams.

     Included among the various projects which VAMCO completed in fiscal 1999 and in which the Utilities also benefited, was the renovation of the heating and air conditioning systems in the offices of the Rhode Island Department of Children Youth and Families facility, located in Pawtucket.

     In the residential market, VAMCO and Morris work closely together to capitalize on synergies which offer Morris indirect access to other wholesale channels of distribution and provides VAMCO with a variety of quality lines of heating, water heating, water filtration and other home comfort products. VAMCO continued its line expansions in the residential consumer markets this year, with the addition of new lines of water filtration products and services, boilers, furnaces, space heaters and the gas industry's fastest growing segment, hearth products, which includes gas logs, fireplaces, and cast iron stoves.

     Valley Propane and VAMCO collaborated on several unique projects this year. In particular, at Crestwood Country Club, a local golf course, Valley Propane developed a creative storage solution for discreetly camouflaging four 1,000 gallon propane tanks underground under a landscaped flower bed. Barely visible are the tank covers, concealed by shrubs and plantings. In addition to this creative solution, Valley Propane signed a three-year supply contract for all of the club's propane, and VAMCO coordinated the sale and installation of the heating equipment.

     At Stonehenge Condominiums in Smithfield, Valley Propane performed conversions of condominium units from electric water heating to propane, with VAMCO marketing new high efficiency propane fired water heating systems. In addition, Valley Propane signed many new propane delivery customers in the development under fixed price contracts.

(Photo appears here)
Photo tag:  The Face Behind
            Customer Satisfaction
          John Jackson, Commercial & Industrial Project Manager, VAMCO, has worked closely with Roger Williams University to ensure that the many energy projects the company is managing are working smoothly and efficiently. John is deeply committed to success in this ongoing customer relationship, and his efforts continue to be rewarded with repeat business.

(Photo appears here)
Photo tag:  Christine  Carpenter,  Alan Ladieu and Gladys Sarji are among the many dedicated customer service contact persons behind the scene who make sure each customer we speak with has a positive experience and is greeted with a "voice with a smile" when they call. Gladys, Christine, and Alan have embarked on a program of continuous learning and personal development, and to date customers agree that this training effort is a worthwhile endeavor.

                               The Year in Review

New Products and Services
     VAMCO has enhanced its offerings in the areas of general commercial and industrial contracting including relatively new specialties such as water piping and sprinkler system retrofitting. These new services will provide VAMCO with continued growth in the commercial and industrial markets.

     Morris continues to build on its relationship with customers and suppliers. A new line of safety products has been added to its mix to complement its lines of plumbing and water heating equipment.

     Valley Propane enjoyed an increase in gallons sold and its earnings were positively impacted by offering fixed price contracts which allowed customers to lock in pricing to protect against future price increases. Valley Propane also implemented a new electronic delivery ticket system which has resulted in improved inventory management and cost control. These innovative approaches contributed to earnings improvements for this subsidiary.

     During fiscal 1999 AEC was awarded a United States Patent to protect its proprietary Passport FMS Multi Fuel Management System. This system is designed to provide control of the natural gas utilized in firm or interruptible applications.

     The Passport also facilitates transfer from and to natural gas and other fuels including fuel oil and propane, based upon consumption and curtailment requirements. This new product offering was developed to satisfy customer needs which have evolved as a result of natural gas unbundling.


Clean Energy Solutions
     Construction of alternate fuel refueling stations continues to be a key market segment for AEC. Two natural gas refueling stations were sold to the State of Rhode Island and installed at a Department of Transportation facility in Middletown and at The University of Rhode Island in South Kingstown. These stations are being used to accommodate the fast growing number of natural gas powered vehicles operated by the various state agencies and departments in Rhode Island.

     AEC also began the process of designing and installing its first fuel cell project, consisting of an ONSI PC-25 fuel cell at South County Hospital in Wakefield, Rhode Island. AEC is providing the design and installation expertise for this 200 kilowatt fuel cell which will provide premium power for this health care facility. It is expected that this project will be completed during the first quarter of fiscal 2000.


(Photo appears here)
Photo tag:  The Face Behind
            Achievement
          At this year's New England Gas Association annual conference, Dennis Francis, Manager of Safety & Training, accepted another safety award citing the Utilities' exemplary safety achievement as evidenced by our record of improvement in employee safety among new England gas utilities with less than 300 employees.

                               The Year in Review


Facing the Millennium
     In 1996 we initiated our Year 2000 Readiness Plan. Our Y2K Project Team has been working diligently ever since to ensure the safe and reliable delivery of products and services on and after January 1, 2000. As of July, we believe all of our systems and protocols were addressed and remediated where necessary.

     In February we provided a comprehensive overview of our Y2K preparedness activities to the Rhode Island Public Utilities Commission. In April and May we conducted similar presentations through public forums in our utility service areas, as part of an overall public information campaign coordinated by the Rhode Island Year 2000 Program Office and the Rhode Island Emergency Management Agency.

     The year 2000 will also mark the 150th anniversary of Valley Resources. The Corporation began as the Pawtucket Gas Company, the form through which we began our tradition of excellence in energy products and services in 1850.



Summary
     The fiscal 1999 results are a reflection of the people whose drive and commitment have furthered the Corporation's success. Valley Resources has the talent and initiative to face and capitalize on the opportunities and challenges brought about by the deregulated natural gas industry.


(Photo appears here)
Photo tag:  The Face Behind
            Y2K Readiness
          Robert Ricciardi of Information Systems is a lead member of our Y2K project team. Through his and others' efforts in remediating Y2K-sensitive hardware, software, and other protocols, we've completed our Y2K review and we're confident in our ability to ensure the safe and reliable delivery of products and service on January 1, 2000 and beyond.

Financial Information


Consolidated Statements of Earnings...........................................18
Consolidated Statements of Cash Flows.........................................19
Consolidated Balance Sheets...................................................20
Consolidated Statements of Changes in Common Stock Equity.....................22
Consolidated Statements of Capitalization.....................................22
Notes to Consolidated Financial Statements....................................23
Report of Independent Certified Public Accountants............................32
Management's Discussion and Analysis..........................................33
Summary of Consolidated Operations............................................38
Gas Operating Statistics......................................................39
Corporate Information.........................................................40
Directors......................................................Inside Back Cover
Officers.......................................................Inside Back Cover


                       Consolidated Statements of Earnings

For the year ended August 31                      1999          1998          1997
----------------------------                      ----          ----          ----
Operating revenues:
   Utility gas revenues ...................   $58,529,386   $59,343,603   $66,230,787
   Nonutility revenues ....................    23,180,791    22,245,293    21,253,190
                                              -----------   -----------   -----------
       Total ..............................    81,710,177    81,588,896    87,483,977
                                              -----------   -----------   -----------
Operating expenses:
   Cost of gas sold .......................    30,493,570    31,437,159    37,843,842
   Cost of sales - nonutility .............    15,787,006    15,516,609    14,790,835
   Operations .............................    17,557,983    17,880,673    17,890,281
   Maintenance ............................     1,689,664     1,671,829     1,633,671
   Depreciation ...........................     3,397,598     3,274,513     3,143,719
   Taxes - other than Federal income ......     4,116,642     4,119,808     4,242,841
         - Federal income .................     1,772,370     1,330,045     1,334,677
                                              -----------   -----------   -----------
       Total ..............................    74,814,833    75,230,636    80,879,866
                                              -----------   -----------   -----------
Operating income ..........................     6,895,344     6,358,260     6,604,111
Other income - net of tax .................       299,205       288,464       423,476
                                              -----------   -----------   -----------
Total income before interest ..............     7,194,549     6,646,724     7,027,587
                                              -----------   -----------   -----------
Interest charges:
   Long-term debt .........................     2,388,817     2,482,840     1,957,052
   Other ..................................       619,123       557,923     1,411,222
                                              -----------   -----------   -----------
       Total ..............................     3,007,940     3,040,763     3,368,274
                                              -----------   -----------   -----------
Net income available for common stock .....   $ 4,186,609   $ 3,605,961   $ 3,659,313
                                              ===========   ===========   ===========
Average number of common shares outstanding     4,979,508     4,966,270     4,267,038
Basic and diluted earnings per share ......   $      0.84   $      0.73   $      0.86


The accompanying Notes are an integral part of these statements.


                      Consolidated Statements of Cash Flows
For the year ended August 31                                1999            1998           1997
----------------------------                                ----            ----           ----
Increase (decrease) in cash:
Cash flows from operating activities:
  Net income ......................................   $  4,186,609    $  3,605,961    $  3,659,313
  Adjustments to reconcile net income to net cash:
    Depreciation ..................................      3,397,598       3,274,513       3,143,719
    Provision for uncollectibles ..................      1,247,842       1,912,813       1,603,597
    Deferred Federal income taxes .................        274,752         773,217         441,638
    Amortization of investment tax credits ........        (47,688)        (48,402)        (49,090)
  Change in assets and liabilities:
    Accounts receivable ...........................     (1,380,511)       (413,842)     (2,841,404)
    Deferred fuel costs ...........................        911,178      (1,277,658)      1,620,252
    Unbilled gas costs ............................          6,104           1,702          (1,140)
    Fuel and other inventories ....................       (140,622)        301,688         (71,908)
    Prepayments ...................................       (157,965)        (63,281)        119,631
    Common stock held for dividend reinvestment plan       (21,472)        230,552        (220,829)
    Prepaid pensions ..............................     (1,564,044)     (1,728,432)       (924,745)
    Accounts payable ..............................      1,110,923         (23,435)       (944,778)
    Security deposits .............................         (9,155)        (57,230)        (61,952)
    Taxes accrued .................................        173,400          73,554         171,730
    Other .........................................        118,264         548,114         520,799
                                                      ------------    ------------    ------------
  Total adjustments ...............................      3,918,604       3,503,873       2,505,520
                                                      ------------    ------------    ------------
Net cash provided by operating activities .........      8,105,213       7,109,834       6,164,833
                                                      ------------    ------------    ------------
Cash flows from investing activities:
  Utility capital expenditures ....................     (3,841,768)     (3,555,028)     (3,599,752)
  Nonutility capital expenditures .................       (640,849)       (978,538)       (693,229)
  Other investments ...............................       (103,422)        (44,924)        (81,222)
                                                      ------------    ------------    ------------
Net cash used by investing activities .............     (4,586,039)     (4,578,490)     (4,374,203)
                                                      ------------    ------------    ------------
Cash flows from financing activities:
  Dividends paid ..................................     (3,723,724)     (3,698,155)     (3,130,413)
  Common stock transactions .......................        (54,870)        869,155       6,450,861
  Issuance of long-term debt, net of issuance cost             -0-             -0-       9,655,515
  Issuance of revolving credit arrangement ........            -0-         100,000         100,000
  Retirement of long-term debt ....................     (2,303,875)       (209,200)     (1,553,395)
  Increase (decrease) in notes payable ............      2,500,000         400,000     (13,000,000)
                                                      ------------    ------------    ------------
Net cash used by financing activities .............     (3,582,469)     (2,538,200)     (1,477,432)
                                                      ------------    ------------    ------------
Net (decrease) increase in cash ...................        (63,295)         (6,856)        313,198
Cash, beginning ...................................        813,155         820,011         506,813
                                                      ------------    ------------    ------------
Cash, ending ......................................   $    749,860    $    813,155    $    820,011
                                                      ============    ============    ============
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest ......................................   $  2,932,870    $  2,788,390    $  3,378,894
                                                      ============    ============    ============
    Federal income taxes ..........................   $  1,341,309    $    500,000    $    861,140
                                                      ============    ============    ============
Supplemental disclosures of noncash activity:
  Capital lease obligations incurred ..............   $     30,297    $    832,026    $    388,139
                                                      ============    ============    ============

The accompanying Notes are an integral part of these statements.


                           Consolidated Balance Sheets

August 31                                                                 1999          1998
---------                                                                 ----          ----
Assets:
Utility plant, at cost ...........................................   $ 86,445,703   $ 82,964,897
Less:  Accumulated provision for depreciation ....................     34,111,279     31,655,080
                                                                     ------------   ------------
Net utility plant ................................................     52,334,424     51,309,817
                                                                     ------------   ------------
Leased property-less accumulated amortization of $4,604,837
  and $4,007,748 .................................................      1,555,855      2,302,601
                                                                     ------------   ------------
Nonutility property-less accumulated provision for depreciation of
  $4,510,553 and $4,315,566 ......................................      4,162,601      4,106,232
                                                                     ------------   ------------
Other investments ................................................      1,740,028      1,636,606
                                                                     ------------   ------------
Current assets:
  Cash ...........................................................        749,860        813,155
  Accounts receivable-less allowance for uncollectibles of
    $1,309,410 and $928,279 ......................................      9,816,986      9,684,317
  Deferred fuel costs ............................................            -0-        484,418
  Deferred unbilled gas costs ....................................        432,228        438,332
  Fuel and other inventories .....................................      5,959,289      5,818,667
  Prepayments ....................................................      1,510,917      1,352,952
  Common stock held for dividend reinvestment plan ...............        142,568        121,096
                                                                     ------------   ------------
    Total current assets .........................................     18,611,848     18,712,937
                                                                     ------------   ------------
Deferred debits:
  Recoverable postretirement benefit .............................            -0-        230,974
  Recoverable vacations accrued ..................................        610,798        632,966
  Recoverable deferred Federal income taxes ......................      6,062,414      6,108,997
  Recoverable transition obligation ..............................         10,700         21,300
  Unamortized debt discount and expense ..........................      1,643,382      1,711,815
  Prepaid pensions ...............................................     10,388,058      8,824,014
  Other ..........................................................      3,102,418      2,882,349
                                                                     ------------    -----------
    Total deferred debits ........................................     21,817,770     20,412,415
                                                                     ------------   ------------
    Total assets .................................................   $100,222,526   $ 98,480,608
                                                                     ============   ============

The accompanying Notes are an integral part of these statements.


                           Consolidated Balance Sheets


August 31                                          1999            1998
---------                                          ----            ----
Capitalization and liabilities:
Capitalization .............................   $ 65,278,234     $64,860,725
                                               ------------     -----------
Revolving credit arrangement ...............      2,400,000       2,400,000
                                               ------------     -----------
Obligations under capital leases ...........        775,132       1,527,655
                                               ------------     -----------
Current liabilities:
  Current maturities of long-term debt .....        150,000       2,288,937
  Obligations under capital leases .........        780,723         774,946
  Notes payable ............................      4,800,000       2,300,000
  Accounts payable .........................      5,385,917       4,274,994
  Security deposits ........................        968,410         977,565
  Taxes accrued ............................        608,709         435,309
  Deferred fuel costs ......................        426,760             -0-
  Accrued interest .........................        760,848         793,732
  Other ....................................        716,594         740,971
                                               ------------     -----------
Total current liabilities ..................     14,597,961      12,586,454
                                               ------------     -----------
Commitments and contingencies
Deferred credits:
  Unamortized investment tax credit ........        578,508         626,196
  Transition obligation ....................         10,700          21,300
  Unfunded deferred Federal income taxes ...      1,802,439       1,849,022
  Postretirement benefit obligation ........            -0-         230,974
  Other ....................................      1,911,733       1,785,230
                                               ------------     -----------
    Total deferred credits .................      4,303,380       4,512,722
                                               ------------     -----------
Deferred Federal income taxes ..............     12,867,819      12,593,052
                                               ------------     -----------
    Total liabilities ......................     34,944,292      33,619,883
                                               ------------     -----------
    Total capitalization and liabilities ...   $100,222,526     $98,480,608
                                               ============     ===========


The accompanying Notes are an integral part of these statements.




                       Consolidated Statements of Changes
                             in Common Stock Equity

                                        Common Shares Issued       Paid in       Retained
                                           & Outstanding           Capital       Earnings
                                       ----------------------      -------       --------
                                        Number         Amount
                                        ------         ------
Balance, August 31, 1996 ........     4,280,028     $4,280,028   $18,204,063   $ 7,750,406
                                      ---------     ----------   -----------   -----------
Add (deduct):
   Net income ...................                                                3,659,313
   Cash dividends on common stock                                               (3,130,413)
   Issuance of common stock .....       620,000        620,000     5,893,100
   Other ........................                                    (62,239)
                                      ---------     ----------   -----------   -----------
Balance, August 31, 1997 ........     4,900,028      4,900,028    24,034,924     8,279,306
                                      ---------     ----------   -----------   -----------
Add (deduct):
   Net income ...................                                                3,605,961
   Cash dividends on common stock                                               (3,698,155)
   Issuance of common stock .....        93,000         93,000       795,296
   Other ........................                                    (19,141)
                                      ---------     ----------   -----------   -----------
Balance, August 31, 1998 ........     4,993,028      4,993,028    24,811,079     8,187,112
                                      ---------     ----------   -----------   -----------
Add (deduct):
   Net income ...................                                                4,186,609
   Cash dividends on common stock                                               (3,723,724)
   Other ........................                                    (54,870)
                                      ---------     ----------   -----------   -----------
Balance, August 31, 1999 ........     4,993,028     $4,993,028   $24,756,209   $ 8,649,997
                                      =========     ==========   ===========   ===========

The accompanying Notes are an integral part of these statements.


                    Consolidated Statements of Capitalization

August 31                                                             1999          1998
---------                                                             ----          ----
Common stock equity:
  Common stock, $1 par value
    Authorized 20,000,000 shares
    Issued and outstanding 4,993,028 shares .....................   $ 4,993,028   $ 4,993,028
  Paid in capital ...............................................    24,756,209    24,811,079
  Retained earnings .............................................     8,649,997     8,187,112
                                                                    -----------   -----------
                                                                     38,399,234    37,991,219
  Less: Accounts receivable from Valley Resources, Inc. 401(k)
    Employee Stock Ownership Plan ...............................     2,593,911     2,768,343
                                                                    -----------   -----------
        Total common stock equity ...............................    35,805,323    35,222,876
                                                                    -----------   -----------
Long-term debt:
  8% First Mortgage Bonds, due 2022 .............................    20,029,000    20,039,000
  7.7% Debentures, due 2027 .....................................     7,000,000     7,000,000
  9% Notes Payable, due 1999 ....................................           -0-     2,138,937
  Note payable, due 2007 ........................................     2,593,911     2,748,849
                                                                    -----------   -----------
        Total ...................................................    29,622,911    31,926,786
  Less: Current maturities ......................................       150,000     2,288,937
                                                                    -----------   -----------
        Total long-term debt ....................................    29,472,911    29,637,849
                                                                    -----------   -----------
        Total capitalization ....................................   $65,278,234   $64,860,725
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

DEPRECIATION - Annual provisions for depreciation for the Utilities are determined on a composite straight-line basis. The composite rate for fiscal 1999, 1998 and 1997 was 2.91%. Depreciation provisions for other subsidiary companies are provided on the straight-line and accelerated methods at rates ranging from 2.86% to 34%.

OTHER ASSETS - Included in other assets is goodwill which is amortized on the straight-line basis over forty years. The Corporation continually evaluates the carrying value of goodwill. Any impairments would be recognized when the expected undiscounted future operating cash flows derived from goodwill is less than the carrying value.

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

                   Notes to Consolidated Financial Statements

PENSION PLANS - The Utilities maintain two non-contributory defined benefit pension plans covering substantially all of their employees which provide benefits based on compensation and years of service. The Utilities fund pension costs that are deductible for Federal income tax purposes (see Note H).
     On January 1, 1997, the Valley Gas Company 401(k) plan and the Valley Gas Employee Stock Ownership Plan ("ESOP") were merged into the Valley Resources 401(k) Employee Stock Ownership Plan ("KSOP"). The KSOP covers all Corporate employees, if eligible (see Note D). The expense of these plans, in fiscal 1999, 1998 and 1997 was $173,300, $144,000, and $160,800, respectively.
     Morris Merchants maintains an employee profit sharing plan covering substantially all of the employees who have completed one year of service. Contributions to the plan are at the discretion of the Board of Directors. In fiscal 1999, 1998, and 1997 profit sharing expense was $53,500, $72,000, and $64,600, respectively.

NEW ACCOUNTING STANDARDS - In June of 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, it also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The new standard is effective for fiscal years beginning after June 15, 2000. Adoption of SFAS No. 133 will not affect the Corporation's financial condition or results of operations.

INVENTORIES - Fuel and other inventories at August 31, are as follows:

                                                            1999         1998
                                                            ----         ----
Fuels (at average cost) ..............................   $3,462,277   $3,542,932
Merchandise and other (at average cost) ..............    1,234,326    1,241,224
Merchandise (at LIFO) ................................    1,262,686    1,034,511
                                                         ----------   ----------
                                                         $5,959,289   $5,818,667
                                                         ==========   ==========

Merchandise (at LIFO), if valued at current cost, would have been greater by $205,000 in fiscal 1999 and $246,300 in fiscal 1998.

Note B:  Common Stock and Rights
     On August 26, 1997, the Corporation issued 620,000 shares of Common Stock. The net proceeds of this offering were used to reduce the short-term debt of the Utilities, to make loans to nonutility subsidiaries to repay short-term debt and for working capital requirements. On September 24, 1997, the Underwriters of the stock offering exercised their over-allotment option and 93,000 additional common shares were issued.
     Pursuant to the Corporation's direct stock purchase plan, stockholders can reinvest dividends and make limited additional cash investments. Shares issued through dividend reinvestment can be acquired on the open market or original issue. All shares issued pursuant to the plan in fiscal 1999 and 1998 were open-market purchases. On August 31, 1999 and 1998, 10,019 and 10,116 shares, respectively, were held by the Corporation for issuance to the plan.
     On August 31, 1999, except as mentioned above, no shares of common stock of the Corporation were held by or for the account of the Corporation or were reserved for officers or employees or for options, warrants or other rights, except 41,125, shares of common stock reserved subject to sale under the Corporation's direct stock purchase plan.
     Each share of common stock of the Corporation includes one preferred stock purchase Right which entitles the holder to purchase one one-hundredth of a share of Cumulative Participating Junior Preferred Stock, par value $100, at a price of $35 per one one-hundredth of a share subject to adjustment. The Rights are not currently exercisable, and trade automatically with the common stock. The Rights will generally become exercisable and separate certificates representing the Rights will be distributed, upon occurrence of certain events in excess of a stipulated percentage of ownership.
     The Rights should not interfere with any merger or business combination approved by the Board of Directors because, prior to the Rights becoming exercisable, the Rights may be redeemed by the Corporation at $0.01 per Right. The Rights have no dilutive effect and will not affect reported earnings per share.

                   Notes to Consolidated Financial Statements

Note C:  Short-Term Debt
     The Corporation borrows on bank lines of credit at the prevailing interest rate available at the time of borrowing. The Corporation either pays commitment fees or maintains compensating balances in connection with these lines of credit. Commitment fees paid in fiscal 1999, 1998, and 1997 amounted to $105,900, $106,800 and $110,000, respectively. There are no legal restrictions on withdrawal of compensating balances.

     A detail of short-term borrowings for fiscal 1999, 1998, and 1997 is as follows:

                                           1999           1998           1997
                                           ----           ----           ----
At year end
   Weighted average interest rate ..          5.4%           5.7%           5.7%
   Unused lines of credit ..........  $24,200,000    $34,700,000    $35,100,000
For the year ended
   Weighted average interest rate ..          5.5%           5.8%           5.7%
   Average borrowings ..............  $ 4,162,500    $ 2,433,300    $16,800,000
   Maximum month-end borrowings ....  $ 7,400,000    $ 6,200,000    $22,000,000
   Month of maximum borrowings .....     December       December        January

Note D:  Long-Term Debt
     The composition of long-term debt is included in these financial statements in the separate Consolidated Statements of Capitalization. The aggregate amount of maturities and sinking fund requirements for each of the five fiscal years following fiscal 1999 are: 2000, $930,700; 2001, $2,904,800; 2002, $383,400;
2003, $224,600 and 2004, $212,600, inclusive of capitalized lease obligations.
     Valley Gas utility plant and equipment have been pledged as collateral to secure its long-term debt. In accordance with the redemption provisions of the Valley Gas 8% First Mortgage Bonds, $10,000, $51,000, and $122,000 of the bonds were redeemed by holders in fiscal 1999, 1998, and 1997, respectively.
     The fair market value of the Corporation's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities. Management believes the carrying value of the debt approximates the fair value at August 31, 1999.
     Regulatory treatment allows payments under capital leases to be recorded as rental expenses. Rental expenses for all leases in fiscal 1999, 1998, and 1997, were $1,028,700, $1,218,600, and $1,169,500, respectively.
     Valley Gas entered into an intermediate term financing arrangement with a bank in November 1995. The terms of the arrangement call for a $6,000,000 revolving line of credit which matures in 2000.
     The Corporation borrowed funds under a line of credit at rates less than the prevailing prime rate, which are restricted in their use to being loaned to the KSOP. The receivable from the KSOP has been shown as a reduction of common stock equity. The financing by the KSOP is secured by the common stock of two unregulated subsidiaries and the unallocated shares held by the KSOP.
     The Corporation's common stock purchased by the KSOP with the borrowed money is held by the KSOP trustee in a "suspense account." As the Corporation matches employee 401(k) contributions and makes discretionary contributions to the plan, a portion of the common stock is released from the suspense account and allocated to participating employees. Any dividends on unallocated shares are used to pay loan interest.

Note E:  Restriction on Retained Earnings
     On August 31, 1999, $1,751,400 of the retained earnings of Valley Gas were available for the payment of cash dividends to the Corporation under the most restrictive provisions of Valley Gas' first mortgage bonds. There are no restrictions as to the payment of dividends for the other subsidiaries.

                   Notes to Consolidated Financial Statements

Note F:  Income Taxes
     In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), the Corporation's financial statements are required, among other things, to record the cumulative deferred income taxes on all temporary timing differences. As approved by the RIPUC, the Utilities did not fully record deferred income taxes but, rather, "flowed through" certain tax benefits to utility customers prior to fiscal 1994. On August 31, 1999, the Corporation has a liability of $6,062,400 on the Consolidated Balance Sheets as recoverable deferred income taxes and a corresponding recoverable deferred charge. The liability represents the tax effect of timing differences for which deferred income taxes had not been provided, increased in accordance with SFAS 109 for the tax effect of future revenue requirements. The Utilities are recovering unfunded deferred taxes from utility customers over the remaining book life of utility property.

     Federal  income  tax  expense  has  been  calculated   based  on  filing  a
consolidated corporate tax return and is comprised of the following:

                                              1999           1998           1997
                                              ----           ----           ----
Current income tax expense:
   Operating expense .................    $1,497,618     $  556,828     $  893,039
   Nonoperating expense ..............        (4,279)        57,482        103,200
                                          ----------     ----------     ----------
                                           1,493,339        614,310        996,239
                                          ----------     ----------     ----------
Deferred income tax expense:
   Accelerated depreciation ..........       303,332        316,197        332,771
   Pensions ..........................       531,775        587,667        314,413
   Deferred fuel costs ...............      (111,946)        99,941       (229,039)
   Uncollectibles ....................      (126,488)       (36,985)       (23,830)
   Directors' fees and interest ......       (47,438)       (42,525)       (36,845)
   Bond premium ......................        (6,240)        (6,240)        (6,240)
   Rate case expenses ................       (11,926)       (61,308)       (97,257)
   Capitalization of inventory costs .        (8,748)         1,155         28,869
   Consulting contracts ..............       (19,920)       (19,920)        30,570
   Software amortization .............      (140,332)       (86,136)       140,856
   Alternative minimum tax ...........           -0-         96,359            -0-
   Excess VEBA contribution ..........       (78,532)       (78,532)       (78,532)
   Other .............................        (8,785)         3,544         65,902
                                             274,752        773,217        441,638
                                          ----------     ----------     ----------
   Total .............................    $1,768,091     $1,387,527     $1,437,877
                                          ==========     ==========     ==========

The Federal income tax amounts included in the Consolidated Statements of Earnings differ from the amounts which result from applying the statutory
Federal income tax rate to income from operations before income tax. The reasons, with related percentage effects, are shown below:

                                                       1999    1998    1997
                                                       ----    ----    ----
Statutory Federal rate .............................    34%     34%     34%
Maintenance costs capitalized for book purposes ....    (4)     (4)     (4)
Cost of removal ....................................    (1)     (1)     (1)
ESOP dividends .....................................    (1)     (1)     (1)
Prior year over accrual ............................    -0-     (2)     -0-
Other ..............................................     2       2      -0-
                                                        ---     ---     ---
Total ..............................................    30%     28%     28%
                                                        ===     ===     ===

                   Notes to Consolidated Financial Statements

     Temporary differences which gave rise to the following deferred tax assets and liabilities at August 31, 1999 and 1998 are:

                                               1999                    1998
                                               ----                    ----
Unbilled revenues ...................      $    262,737            $    266,652
Directors' fees and interest ........           342,285                 294,847
Other ...............................           793,234                 568,055
                                           ------------            ------------
   Total deferred tax assets ........         1,398,256               1,129,554
                                           ------------            ------------
Accelerated depreciation ............        (9,499,234)             (9,195,902)
Pensions ............................        (3,550,626)             (3,018,851)
Software amortization ...............          (450,450)               (590,782)
Deferred fuel costs .................           (52,757)               (164,703)
Other ...............................          (713,008)               (752,368)
                                           ------------            ------------
   Total deferred tax liabilities ...       (14,266,075)            (13,722,606)
                                           ------------            ------------
Total deferred taxes ................      $(12,867,819)           $(12,593,052)
                                           ============            ============

     The Corporation's nonutility operations are subject to state income taxes. For fiscal 1999, 1998, and 1997, state income taxes totaled $93,800, $124,100, and $170,700, respectively.

Note G:  Regulatory Matters
     On June 1, 1997, the Utilities received approval to redesign their rates and offer transportation services to large commercial and industrial customers.

Note H:  Commitments and Contingencies
PENSION PLANS - The Utilities have two non-contributory defined benefit pension plans covering substantially all of their employees and a supplemental pension plan covering certain officers. Net periodic pension cost (income) is comprised of the following components:

For the year ended August 31                           1999            1998           1997
----------------------------                           ----            ----           ----

Service cost ...................................   $   704,892    $   640,994    $   543,241
Interest cost on projected benefit obligation ..     1,448,757      1,360,031      1,337,602
Expected return on plan assets .................    (3,373,477)    (3,245,272)    (2,579,914)
Recognition of actuarial gain ..................      (280,738)      (400,878)      (142,367)
Net amortization and deferral ..................       (63,478)       (83,307)       (83,307)
                                                   -----------    -----------    -----------
Net periodic pension income ....................   $(1,564,044)   $(1,728,432)   $  (924,745)
                                                   ===========    ===========    ===========

Assumptions used in actuarial calculations were as follows:

For the year ended August 31                           1999    1998    1997
----------------------------                           ----    ----    ----

Weighted average discount rate ..................      7.00%   7.00%   7.25%
Future compensation increases ...................      5.50    5.50    5.50
Expected long-term rate of return on assets .....      9.00    9.00    9.00

                   Notes to Consolidated Financial Statements

The following tables set forth the reconciliation of the plans' benefit obligation and fair value of assets as follows:

For the year ended August 31                                             1999            1998
----------------------------                                             ----            ----
Reconciliation of benefit obligation:
Obligation at September 1 .......................................   $ 21,240,659    $ 19,266,157
Service cost ....................................................        704,892         640,994
Interest cost ...................................................      1,448,757       1,360,031
Amendments ......................................................            -0-         297,429
Actuarial (gain) loss ...........................................       (598,721)        716,918
Benefit payments ................................................     (1,118,340)     (1,040,870)
                                                                    ------------    ------------
Obligation at August 31 .........................................   $ 21,677,247    $ 21,240,659
                                                                    ============    ============

Reconciliation of fair value of plan assets:
Fair value of plan assets at September 1 ........................   $ 38,027,205    $ 36,565,680
Actual return on plan assets ....................................      3,327,389       2,502,395
Benefit payments ................................................     (1,118,340)     (1,040,870)
                                                                    ------------    ------------
Fair value of plan assets at August 31 ..........................   $ 40,236,254    $ 38,027,205
                                                                    ============    ============

The funded status of the plans is as follows:

August 31                                                                1999            1998
---------                                                                ----            ----

Plan assets at fair value:
Projected benefit obligation less than (in excess of) plan assets   $ 20,401,395    $ 18,802,795
Unrecognized net gain ...........................................    (10,609,146)    (10,511,112)
Unrecognized transition amount ..................................       (381,660)       (529,184)
Unrecognized prior service cost .................................        977,469       1,061,515
                                                                    ------------    ------------
Prepaid pension costs ...........................................   $ 10,388,058    $  8,824,014
                                                                    ============    ============

Assets of the employee benefit plans are invested in domestic and  international
equities,   domestic  and  international   fixed  income  securities  and  other
short-term debt instruments.

POSTRETIREMENT LIFE AND HEALTH BENEFIT PLAN - Valley Gas sponsors a postretirement benefit plan that covers substantially all of its employees except for nonunion employees hired on or after September 1, 1993 and union employees hired on or after April 1, 1994. The plan provides medical, dental and life insurance benefits. The plan is non-contributory.

In accordance with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), Valley Gas records the cost for this plan on an accrual basis. As permitted by SFAS 106, Valley Gas will record the transition obligation over 20 years. Valley Gas' cost under this plan for fiscal 1999, 1998 and 1997 was $701,000, $725,000, and $775,600, respectively. The regulatory asset represents the excess of postretirement benefits on the accrual basis over amounts authorized to be recovered in rates. The RIPUC authorized Valley Gas a phase-in recovery of the tax deductible portion of these postretirement benefits, if funded.

                   Notes to Consolidated Financial Statements

The following table sets forth the reconciliation of the plans' benefit obligation and fair value of plan assets as follows:

For the year ended August 31                           1999            1998
----------------------------                           ----            ----
Reconciliation of benefit obligation:
Obligation at September 1 ......................   $ 6,523,627    $ 6,057,989
Service cost ...................................       144,363        147,852
Interest cost ..................................       443,516        426,588
Actuarial loss .................................       418,504        184,606
Benefit payments ...............................      (311,095)      (293,408)
                                                   -----------    -----------
Obligation at August 31 ........................   $ 7,218,915    $ 6,523,627
                                                   ===========    ===========

Reconciliation of fair value of plan assets:
Fair value of plan assets at September 1 .......   $ 2,351,191    $ 1,699,662
Actual return on plan assets ...................        97,620        (40,980)
Employer contributions .........................     1,242,884        985,917
Benefit payments ...............................      (311,095)      (293,408)
                                                   -----------    -----------
Fair value of plan assets at August 31 .........   $ 3,380,600    $ 2,351,191
                                                   ===========    ===========

The following table sets forth the plan's funded status reconciled with the amounts recognized in the company's financial statements is as follows:

August 31                                                                      1999           1998
---------                                                                      ----           ----
Accumulated postretirement benefit obligation in excess of plan assets ..  $(3,838,315)   $(4,172,436)
Unrecognized net loss (gain) from past experience different from that
  assumed and from changes in assumptions ...............................      208,257       (277,466)
Unrecognized transition obligation ......................................    3,888,824      4,166,598
                                                                           -----------    -----------
Prepaid (accrued) postretirement benefit cost ...........................  $   258,766    $  (283,304)
                                                                           ===========    ===========

Net periodic postretirement benefit cost consisted of the following:

For the year ended August 31                                              1999         1998         1997
----------------------------                                              ----         ----         ----

Service cost - benefits attributable to service during the period ...  $ 144,363    $ 147,852    $ 136,372
Interest cost on accumulated postretirement benefit obligation ......    443,516      426,588      419,246
Expected return on plan assets ......................................   (147,746)    (105,934)     (55,569)
Net amortization and deferral .......................................    277,774      277,774      277,774
Recognition of net actuarial gain ...................................    (17,093)     (21,232)     (23,414)
                                                                       ---------    ---------    ---------
Net periodic postretirement benefit cost ............................  $ 700,814    $ 725,048    $ 754,409
                                                                       =========    =========    =========

For measurement purposes, a 9% (4.5% for dental costs) annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999; the rate of increase for medical costs was assumed to decrease gradually to 5% by fiscal 2002 and to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at August 31, 1999 by $534,000 and the aggregate of the service and the interest cost components of net periodic postretirement benefit cost for the year then ended by $54,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%, 7.0% and 7.25% for fiscal 1999, 1998 and 1997, respectively. The expected long-term rate of return on plan assets was 8.50% for fiscal 1999, 1998 and 1997.

                   Notes to Consolidated Financial Statements

LONG-TERM OBLIGATIONS - The Utilities have contracts which expire at various dates through the year 2012 for the purchase, delivery and storage of natural gas and supplemental gas supplies. Certain contracts for the purchase of the supplemental gas supplies contain minimum purchase obligations which approximate 2% of total system requirements.


FERC ORDER NO. 636 TRANSITION COSTS - As a result of FERC Order 636, the Utilities' interstate pipeline service providers have unbundled their supply, storage and transportation services. This unbundling caused the interstate pipeline companies to incur substantial costs in order to comply with Order 636. These transition costs include four types: (1) unrecovered gas costs (gas costs that have been incurred but not yet recovered by the pipelines when they were providing bundled service to local distribution companies); (2) gas supply realignment costs (the cost of renegotiating existing gas supply contracts with producers); (3) stranded costs (unrecovered costs of assets that cannot be assigned to customers of unbundled services); and (4) new facilities costs (costs of new facilities required to physically implement Order 636).
     Pipelines are expected to be allowed to recover prudently incurred transition costs from customers primarily through a demand charge, after approval by FERC. The Utilities' pipeline suppliers began direct billing these costs in fiscal 1994 as a component of demand charges. The Utilities estimate their remaining portion of transition costs to be $10,700 and have recognized a liability for these costs as of August 31, 1999. The RIPUC has allowed the recovery of transition costs through the PGPA. Under the provisions of SFAS 71, regulatory assets totaling $10,700 were recorded for the expected future recovery of the transition obligations. Actual transition costs to be incurred depend on various factors, and, therefore, future costs may differ from the amounts discussed above.

CONTINGENT LIABILITIES - A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company ("Blackstone") seeking contribution towards a judgment against Blackstone's share of total cleanup costs of approximately $6,000,000 at the Mendon Road site in Attleboro,
Massachusetts. The expenses relate to a site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Corporation will prevail as a result of the indemnification provisions included in the agreement entered into when Valley Gas acquired the utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. Legal fees associated with this claim are recovered in rates. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.
     Valley Gas received letters of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from coal waste on its properties that were the site of the former Tidewater gas manufacturing plant in Pawtucket, Rhode Island and the former Hamlet Avenue gas manufacturing plant in Woonsocket, Rhode Island. Valley Gas and Blackstone have submitted site investigation reports to DEM relating to certain releases on these sites. Management cannot determine the future cash flow impact, if any, of these claims and related expenses. As noted above, management takes the position that it is indemnified by Blackstone for any such expenses. Management intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant periods. Remediation of sites such as the former Tidewater plant and the Hamlet Avenue plant are governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.


Note I:  Segment Information
     The Corporation adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," during fiscal 1999. SFAS 131 established standards for reporting information about operating segments ("business segments") in annual financial statements and requires selected information in interim financial statements. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, to make decisions on how to allocate resources and to assess performance. The Corporation's chief operating decision making group is the Chief Executive Officer ("CEO") and certain other executive officers that report directly to the CEO. The operating segments are organized and managed separately because each segment offers different products or services. The Corporation evaluates the performance of its business segments based on the operating income generated. Operating income does not include income taxes, interest expense, extraordinary charges, and non-operating income and expense items.

                   Notes to Consolidated Financial Statements

     Under SFAS 131, an operating segment that does not exceed certain quantitative levels is not considered a reportable segment. Instead, the results of all segments that do not exceed the quantitative thresholds are combined and reported as one segment and referred to as "all other." The Corporation's subsidiaries VAMCO, Valley Propane and AEC business segments did not meet these quantitative thresholds and have been grouped into the "all other" category.
     The accounting policies of the operating segments are the same as those described in Note A except the intercompany transactions have not been eliminated in determining individual segment results.
     The following information is presented relative to the gas, contract sales and other operations of the Corporation.

                                                         1999             1998             1997
                                                         ----             ----             ----
Gas Operations
Operating revenues .............................     $58,529,386      $59,343,603      $66,230,787
Operating income before Federal income taxes ...       6,991,106        6,178,629        6,465,007
Identifiable assets at August 31 ...............      95,121,383       89,713,540       88,927,776
Depreciation ...................................       2,817,161        2,692,326        2,594,712
Capital expenditures ...........................       3,841,768        3,555,028        3,599,752

Contract Sales
Operating revenues .............................     $15,291,428      $15,104,272      $14,243,778
Operating income before Federal income taxes ...         549,041          646,303          612,744
Identifiable assets at August 31 ...............       3,959,667        3,993,215        3,749,762
Depreciation ...................................          44,866           45,703           51,704
Capital expenditures ...........................           9,255           30,704           21,703

All Other Operations, including Corporate &
Eliminations
Operating revenues .............................     $ 7,889,363      $ 7,141,021      $ 7,009,412
Operating income before Federal income taxes ...       1,127,567          863,373          861,037
Identifiable assets at August 31 ...............       1,141,476        4,773,853        5,019,599
Depreciation ...................................         535,571          536,484          497,303
Capital expenditures ...........................         631,594          947,834          671,526

Total Corporation
Operating revenues .............................     $81,710,177      $81,588,896      $87,483,977
Operating income before Federal income taxes ...      8,667,714        7,688,305        7,938,788
Federal income tax expense .....................      (1,772,370)      (1,330,045)      (1,334,677)
Nonoperating income-net ........................         299,205          288,464          423,476
Interest expense ...............................      (3,007,940)      (3,040,763)      (3,368,274)
Net income .....................................       4,186,609        3,605,961        3,659,313
Identifiable assets at August 31 ...............     100,222,526       98,480,608       97,697,137
Depreciation ...................................       3,397,598        3,274,513        3,143,719
Capital expenditures ...........................       4,482,617        4,533,566        4,292,981

     Expenses used to determine operating income before Federal income taxes are charged directly to each segment or are allocated based on time studies. Assets allocated to each segment are based on specific identification of such assets as provided by Corporate records.
     Segment Information at August 31, 1998 and 1997 has been restated to conform with the presentation of SFAS 131 at August 31, 1999.

                   Notes to Consolidated Financial Statements


Note J:  Summarized Quarterly Financial Data (Unaudited)

Three months ended
(in thousands, except as to basic and
diluted earnings (loss) per share)                November      February       May       August
-------------------------------------            --------      --------       ---       ------
Fiscal 1999
Total operating revenues .....................    $15,270       $29,201      $23,581    $13,658
Income (loss) before Federal income taxes ....    $(1,091)      $ 5,057      $ 3,228    $(1,287)
Net income (loss) ............................    $  (637)      $ 3,292      $ 2,320    $  (789)
Basic and diluted earnings (loss) per share ..    $ (0.13)      $  0.66      $  0.47    $ (0.16)

Fiscal 1998
Total operating revenues .....................    $15,824       $30,428      $22,587    $12,750
Income (loss) before Federal income taxes ....    $(1,288)      $ 4,818      $ 2,692    $(1,229)
Net income (loss) ............................    $  (761)      $ 3,232      $ 1,828    $  (693)
Basic and diluted earnings (loss) per share ..    $ (0.15)      $  0.65      $  0.37    $ (0.14)


                              Report of Independent
                          Certified Public Accountants

To the Stockholders of Valley Resources, Inc.

     We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Valley Resources, Inc. (a Rhode Island corporation) and subsidiaries as of August 31, 1999 and 1998 and the related consolidated statements of earnings, cash flows and changes in common stock equity for each of the three years in the period ended August 31, 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valley Resources, Inc. and subsidiaries as of August 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1999, in conformity with generally accepted accounting principles.


                                                  S/Grant Thornton LLP
                                                  --------------------
                                                   Grant Thornton LLP


Boston, Massachusetts
September 27, 1999

              Management's Discussion and Analysis of the Results
                     of Operations and Financial Condition

OVERVIEW
     The discussion and analysis that follows reflect the operations of the Corporation and its six active subsidiaries: Valley Gas and Bristol & Warren (collectively the "Utilities"), regulated natural gas distribution companies; VAMCO, a merchandising, appliance rental, and service company; Valley Propane, a propane sales and service company; Morris Merchants, a representative distributor of franchised lines; and AEC, which sells, designs and installs natural gas refueling facilities, natural gas conversion systems and energy use control devices.
     Operating results are derived from three major business segments - Gas Operations, Contract Sales and All Other Operations. Gas Operations consist of utility earnings generated from the sale and transportation of natural gas. Contract Sales, included in nonutility earnings, consists of the Morris Merchants operations. All Other Operations is comprised of VAMCO, Valley Propane, AEC, Corporate and Eliminations and are also included in nonutility earnings (See footnote I Business Segments).
     Natural gas sales and transportation to customers, on a year-round basis, for heating, water heating, cooking and processing are the primary source of firm utility revenues for gas operations. Firm customers can be residential, commercial or industrial. Revenues from firm customers are determined by regulated tariff schedules and through Rhode Island Public Utilities Commission ("RIPUC") approved commodity charge factors. These factors include the Purchased Gas Price Adjustment ("PGPA"), which requires the Utilities to collect from or return to firm sales customers changes in gas costs from those included in the regulated tariffs, and an adjustment to collect post-retirement benefits.
     Utility revenues also include seasonal and dual-fuel sales. These sales, which are made when excess gas supplies are available and gas prices are competitive with alternative fuel markets, can be interrupted by the Utilities at any time. Margins from seasonal sales and margins above $1 per thousand cubic feet ("Mcf") of gas sold to dual fuel customers are returned to firm sales customers through a reduction in the PGPA. The Utilities also provide interruptible transportation services through their distribution systems.
     Morris Merchants generates nonutility revenues through wholesale sales of franchised business lines of plumbing and heating equipment.
     Vamco generates its revenues through the sales and installation of heating equipment and appliances. VAMCO, also, generates revenues from appliance rentals, service contract repair program and water filtration sales. Valley Propane sells propane at both wholesale and retail and provides service to propane customers in Rhode Island and southeastern Massachusetts. AEC generates revenues through the design and installation of natural gas refueling facilities and through the conversion of vehicles and stationary engines to natural gas. The Corporation owned an 80% interest in AEC during fiscal 1999. The Corporation received an additional 10% interest from AEC's current management on September 1, 1999 and has the obligation to acquire the remaining 10% in 2001.

RESULTS OF OPERATIONS
Fiscal 1999 versus 1998
GAS OPERATIONS
     Utility gas revenues in fiscal 1999 totaled $58,529,400, a decrease of 1.4% from fiscal 1998. This decrease was attributable to a weather related decline in firm gas sales, and a decrease of $137,900 in gas costs recovered through the PGPA which were, offset slightly by an increase in transportation revenues. The PGPA does not impact operating income as it effectuates a dollar for dollar recovery of gas costs. The transfer of customers to transportation does not affect margins although it does produce less revenues.
     Firm gas throughput, firm gas sales and transportation was 7,786,900 Mcf in fiscal 1999, an increase of less than one percent over fiscal 1998. The slight increase was primarily the result of increased firm transportation service mitigating the effect of decreased firm gas sales. Firm gas sales declined as a result of weather, which was less than one percent warmer than the prior year and 9.1% warmer than a normal year, and the transfer of sales customers to firm transportation. Firm gas sales were primarily impacted by weather related declines during the critical heating period, December through February. During this period weather was 3.2% warmer than the prior year and 10.6% warmer than a normal year.
     Throughput to interruptible customers in fiscal 1999 decreased 7.4% as compared to fiscal 1998 due to the lower price of competing fuels. Interruptible throughput includes sales to seasonal and dual-fuel customers and the transportation of customer-owned natural gas to interruptible and off-peak customers. Interruptible sales and transportation, excluding off-peak, are dependent on the availability of natural gas and the cost of competitive fuels. Profits on seasonal sales are returned to firm sales customers through the PGPA and do not impact operating income. Interruptible transportation revenues decreased $5,700 from the prior year.

              Management's Discussion and Analysis of the Results
                     of Operations and Financial Condition


     Cost of gas sold includes the cost of natural gas, underground storage gas, liquefied natural gas and liquid propane gas to serve utility sales customers. The average cost per Mcf of natural gas distributed in fiscal 1999 in gas costs for utility operations are passed through to firm sales customers through the PGPA. Therefore, changes in gas costs do not impact the profitability of the Utilities.
     Other operation expenses in fiscal 1999 totaled $12,759,500, a decline of 6.2% from fiscal 1998. A decrease in uncollectible accounts and labor cost savings associated with the warmer weather caused the decline.
     Maintenance expenses increased in fiscal 1999 by 2.0% over the prior fiscal year to $1,627,600. The slight increase was the result of normal wage and inflation costs.
     Taxes - other than Federal income taxes totaled $3,840,400, a less than one percent increase over the prior fiscal year. The slight increase over the prior fiscal period was the result of increased property taxes offset by decreased gross receipts tax on lower utility revenues.
     Other income - net of tax was $25,900 in fiscal 1999 and $75,300 in fiscal 1998. A decrease in earnings from other investments was responsible for the reduction.
     Fiscal 1999 interest expense was $2,788,900, a decrease of less than one percent when compared to the prior fiscal year. A slight reduction in long-term debt interest expense was offset slightly by increased interest expense on an increase in average short-term debt outstanding.

CONTRACT SALES
     Contract Sales revenues totaled $15,291,400, an increase of 1.2% over fiscal 1998. Revenues generated from wholesale operations increased over the prior year through continued emphasis on sales of existing products and an improvement in economic conditions.
     Cost of sales - nonutility includes the cost of goods sold for wholesale merchandise sold. Fiscal 1999 cost of sales increased 1.9% over fiscal 1998 due to increased sales.
     Other operation expenses in fiscal 1999 totaled $2,342,100, a 2.9% increase over fiscal 1998. Increased commissions, wages and selling expenses were responsible for the increase.
     Other income - net of tax declined $10,600 when compared to fiscal 1998. Other income is derived primarily from interest on temporary cash investments and rebates offered from manufacturers.

ALL OTHER OPERATIONS
     The nonutiltiy revenues associated with this segment were $7,889,400, a 10.5% increase over the prior fiscal year. The increase was the result of increased sales by VAMCO and the Corporation's weather insurance product. VAMCO's commitment to the commercial and industrial markets continued to contribute to increased revenues. An increase in the number of customers participating in the service contract and rental programs also contributed to an improvement in retail revenues. The Corporation's weather insurance product produced revenues as a result of the warmer than normal weather experienced during the measurement period of November through March of fiscal 1999.
     Propane revenues experienced a slight decline due to price competition and the warmer than normal winter weather, despite an increase in gallons sold. Propane revenues are derived from the sale of liquid propane gas to both retail and wholesale customers for the use of cooking, heating, hot water and clothes drying. Although price competition effects the revenue component of this segment, the focus on margin retention through inventory management and marketing strategy was responsible for the increased gallons sold. Gallons sold increased 2.5% over fiscal 1998 as a result of offering customers fixed price contracts. AEC revenues remained flat when compared to fiscal 1998.
     Cost of goods sold for VAMCO and AEC and the purchase, storage and delivery of liquid propane gas for Valley Propane is included in cost of sales -
nonutility. Fiscal 1999 cost of sales for this segment increased 1.1% when compared to fiscal 1998. The increase was directly attributable to the increase in sales of VAMCO.
     Other operation expenses in fiscal 1999 totaled $2,456,400, a 22.9% increase over fiscal 1998. Increased repairs in the rental program, additional personnel and normal wage and general operating expense increases were responsible for the increase over the prior fiscal year.
     Taxes - other than Federal income taxes totaled $208,900, a 1.8% increase over fiscal 1998. The increase over the prior fiscal year was the result of increased property tax values and assessments.

              Management's Discussion and Analysis of the Results
                     of Operations and Financial Condition


Fiscal 1998 versus 1997
GAS OPERATIONS
     Utility gas revenues in fiscal 1998 totaled $59,343,600, a decrease of 10.4% from fiscal 1997. The decrease in revenues from the prior year was attributable to a weather-related decline in firm gas sales, a decrease of
$2,518,000 in gas costs recovered through the PGPA, and the transfer of customers from sales to transportation.
     Firm gas throughput, firm gas sales and transportation, was 7,763,400 Mcf in fiscal 1998, a decrease of 2.9% from fiscal 1997. The primary contributor to the decline in gas throughput was weather which was 8.5% warmer than a normal year and 6.4% warmer than the prior year.
     Throughput to interruptible customers in fiscal 1998 decreased 9.9% as compared to fiscal 1997 due to the lower price of competitive fuels. Margins earned from seasonal sales are returned to firm customers through the PGPA and do not impact the profitability of the Utilities. Interruptible transportation revenues decreased $206,100 from the prior year.
     Cost of gas sold includes the costs of all commodity, storage, transportation and peak shave fuel requirements to serve utility sales customers. The average cost per Mcf of natural gas distributed in fiscal 1998 was $4.02 versus $4.07 in fiscal 1997.
     Other operation expenses in fiscal 1998 totaled $13,606,400, a decrease of 1.4% from fiscal 1997. Other operation expenses declined as a result of a decrease in administrative and general expenses due to an additional $803,700 of net periodic pension income. This decrease was partially offset by increased uncollectible expense and wages.
     Maintenance expenses increased for fiscal 1998 by less than one percent when compared to fiscal 1997. Normal wage and inflation was primarily responsible for the increase.
     Taxes - other than Federal income taxes totaled $3,833,400, a decrease of 2.7% when compared to fiscal 1997. The impact of gross receipts tax on lower utility revenues was responsible for the decrease.
     Other income - net of tax was $103,600 less than fiscal 1997 as a result of lower earnings from other investments.
     Interest expense for fiscal 1998 was $2,790,800 a decrease of 13.5% from fiscal 1997. The decrease was the result of the net proceeds of the Valley Resources debt and equity offerings in August 1997 reducing the short-term borrowings of utility operations.

CONTRACT SALES
     Contract Sales revenues totaled $15,104,200, an increase of 6.0% over fiscal 1997. Revenues generated from wholesale operations increased over the prior year through emphasis on existing products and a new approach to marketing these products.
     Cost of sales - nonutility for wholesale merchandise operations for fiscal 1998 was $12,055,200, a 5.9% increase over fiscal 1997. The increase was the direct result of increased sales.
     Other operation expenses in fiscal 1998 totaled $2,275,800, an 8.0% increase over fiscal 1997. Increased commissions, wages and selling expenses were responsible for the increase.
     Other income - net of tax declined $15,200 for fiscal 1998 when compared with the prior fiscal year. The decline was the result of decreased income from manufacturer rebates.

ALL OTHER OPERATIONS
     The nonutility revenues associated with this segment were $7,141,000, a 1.9% increase over the prior fiscal year. The increase was the result of increased residential and commercial retail sales, offset by a decline in propane and AEC revenues. VAMCO's commitment to the commercial and industrial market, as well as continued efforts in the residential heating replacement market, contributed to increased revenues. An increase in the number of customers participating in the service contract and rental programs was also responsible for improvement in retail revenues. Despite an increase in gallons of propane sold and increased customers, revenues from the propane operation declined from the prior year. A decrease in revenues from AEC also impacted nonutility revenues.
     Cost of sales - nonutility for other operations increased 1.6% in 1998 when compared with the prior fiscal year The increase in cost of sales is directly attributable to the increase in retail sales partially offset by a decrease in the cost of propane gas sold.
     Other operation expenses in fiscal 1998 totaled $1,998,400, an increase of less than one percent over fiscal 1997. Normal wage increases were responsible for the increase.
     Maintenance expenses totaled $76,200, an increase of $23,400 over fiscal 1997. Repairs to a propane delivery vehicle was responsible for the increased expense.
     Taxes - other than Federal income taxes totaled $208,900, a 1.8% increase over fiscal 1997. The increase over the prior fiscal year was the result of increased property tax values and assessments.

              Management's Discussion and Analysis of the Results
                     of Operations and Financial Condition


LIQUIDITY AND CAPITAL RESOURCES
     Cash is generated through the distribution and sale of natural gas, propane and merchandise. Additional revenues are collected through the rental and service contract programs. Operations, external financing and investments are also used to meet corporate cash needs. Short-term financing under existing lines of credit are available to meet working capital requirements. When deemed appropriate by management, long-term and intermediate financing and equity issues have been used to refinance short-term debt.
     Utility operations are subject to seasonality. The bulk of firm sales and transportation are made during the months ending in February and May. Most capital expenditures occur during the months of May through October, causing cash flow to be at its lowest during the quarters ending in November and August.
     Short-term borrowing requirements vary according to the seasonal nature of sales and expense activities of the Utilities. The need for short-term borrowing arises when internally generated funds are not sufficient to cover all capital and operating requirements, particularly in the summer and fall. Short-term borrowings utilized for construction expenditures generally are replaced by permanent financing when it becomes economical and practical to do so and where appropriate to maintain an acceptable relationship between borrowed and equity resources.
     The requirement to inventory supplemental gas supplies and the timing of inventory acquisitions to meet the peak winter demand of the Utilities negatively impact the cash flow of the Corporation. Supplemental gas inventories are filled primarily in the summer period for use during the winter period.
     Warmer than normal weather in fiscal 1999 resulted in decreased gas sales and a negative impact on cash flow. Interest costs and the timing of Federal and state tax payments also impact liquidity.
     The Corporation received a payment from its weather insurance product which positively impacted cash flow. The weather insurance product was paid to the Corporation as a result of the weather during the measurement period of November 1998 through March 1999 being 6% warmer than normal, based on degree days.
     Cash flow was negatively impacted by the maturity of the $2,138,900, 9% notes which were due April 1, 1999. The Corporation used short-term borrowings to retire this debt.
     Funding requirements are met through short-term borrowings under existing lines of credit. On August 31, 1999, the Corporation had $24,200,000 of
available borrowings under its lines of credit. These lines are reviewed annually by the lending banks, and management believes they will be renewed or replaced. Management believes the available financing are sufficient to meet cash requirements for the foreseeable future.
     A lawsuit has been filed against Valley Gas and other parties by Blackstone Valley Electric Company ("Blackstone") seeking contribution towards a judgment against Blackstone's share of total clean-up costs of approximately $6,000,000 at the Mendon Road site in Attleboro, Massachusetts. The expenses relate to a site to which oxide waste was transported in the 1930's prior to the incorporation of Valley Gas. Management is of the opinion the Corporation will prevail as a result of the indemnification provisions included in the agreement entered into when Valley Gas acquired its utility assets from Blackstone. Management cannot determine the future cash flow impact, if any, of this claim and related legal fees. In a recent decision of the U.S. Court of Appeals for the First Circuit, Blackstone's appeal of the judgment against it was sustained and the case was remanded for further proceedings, including a referral of the case to the EPA to determine if the substance in question (FFC) is hazardous.
     Valley Gas received letters of responsibility from the Rhode Island Department of Environmental Management ("DEM") with respect to releases from coal waste on its properties that were the site of the former Tidewater gas manufacturing plant in Pawtucket, Rhode Island and the former Hamlet Avenue gas manufacturing plant in Woonsocket, Rhode Island. Valley Gas and Blackstone have submitted site investigation reports to DEM relating to certain releases on these sites. Management cannot determine the future cash flow impact, if any, of these claims and related expenses. As noted above, management takes the position that it is indemnified by Blackstone for any such expenses. Management intends to seek recovery from Blackstone and any insurance carriers deemed to be at risk during the relevant periods. Remediation of sites such as the former Tidewater plant and the Hamlet Avenue plant are governed by a regulatory framework which now permits more flexibility in methods of remediation and in property reuse.
     The Corporation's net cash from operating activities in fiscal 1999 was $8,105,200 versus $7,109,800 in fiscal 1998 and $6,164,800 in fiscal 1997.
Investing activities used cash primarily for capital expenditures in the amounts of $4,586,000 in fiscal 1999, $4,578,500 in fiscal 1998 and $4,374,200 in fiscal
1997. Financing activities in fiscal 1999 used cash of $3,582,500 primarily for the payment of dividends and the payment of the 9% notes due in this fiscal

              Management's Discussion and Analysis of the Results
                     of Operations and Financial Condition


period, offset by increased short-term borrowings. Fiscal 1998 financing activities used cash of $2,538,200 primarily for the payment of dividends. Fiscal 1997 financing activities used cash of $1,477,400 which is the result of proceeds from the Corporation's issuance of common equity and long-term debt that were used to reduce short-term debt and from the payment of dividends.
     Capital expenditures are primarily for the expansion and improvement of the gas utility plant and for the purchase of rental and propane equipment. In fiscal 1999, capital expenditures were $4,482,600 compared with $4,533,600 in fiscal 1998 and $4,293,000 in fiscal 1997. Fiscal 2000 capital expenditures are estimated to be $8,036,300 and will be primarily for the expansion and improvements of gas utility property. It is anticipated that such expenditures will be financed through funds from operations and short-term borrowings.

YEAR 2000 ISSUES
     Software applications currently in use by the Corporation are certified to be Year 2000 compliant by the software vendors from whom the applications were purchased. The Corporation has modified, replaced or upgraded those applications which were not Year 2000 compliant and based on its testing of its systems, management believes its systems are Year 2000 compliant. The Corporation compiled cost estimates of the effort involved to perform those modifications, replacements and upgrades and to date Year 2000 related costs have not been material to the Corporation.
     The Corporation has inquired of third parties; i. e., vendors, suppliers and customers, which have a material relationship with the Corporation as to the status of their Year 2000 readiness. The Corporation continues to work with critical vendors, suppliers and customers to gain assurance of their readiness for Year 2000 and has developed contingency plans to mitigate anticipated shortcomings in their readiness. The Corporation cannot guarantee that the systems of other companies on which the Corporation's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Corporation's systems, would not have a material adverse impact on the Corporation.
     The Corporation expects that its Year 2000 plan will be adequate to address its Year 2000 issues and has developed contingency plans to further assure that vital functions of the Corporation dependent on third parties will continue uninterrupted. Contingency plans include existence of short-term in house capabilities (i.e. back up power generation), alternate communications equipment and increased inventory of critical material and supplies. There can be no assurance as to whether the contingency plans will successfully address all contingencies that may arise.

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

NEW ACCOUNTING STANDARD
     In June of 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" . SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The new standard is effective for fiscal years beginning after June 15, 2000. Adoption of SFAS No. 133 will not effect the Corporation's financial condition or results of operations.

                       Summary of Consolidated Operations

August 31 (in thousands)                      1999          1998         1997         1996         1995
------------------------                      ----          ----         ----         ----         ----
Assets
  Utility plant - net .................     $ 52,334      $51,310      $50,447      $49,442      $47,411
  Leased property - net ...............        1,556        2,303        2,377        2,945        2,014
  Nonutility plant - net ..............        4,163        4,106        3,712        3,568        3,547
  Current assets ......................       18,612       18,713       20,205       19,307       18,409
  Other assets ........................       23,558       22,049       20,956       21,427       20,957
                                            --------      -------      -------      -------      -------
       Total ..........................     $100,223      $98,481      $97,697      $96,689      $92,338
                                            ========      =======      =======      =======      =======
Capitalization and liabilities
  Capitalization
  Common equity .......................     $ 35,805      $35,223      $34,307      $27,092      $25,993
  Long-term debt
    (less current maturities) .........       29,473       29,638       31,986       23,256       24,616
                                            --------      -------      -------      -------      -------
       Total ..........................       65,278       64,861       66,293       50,348       50,609
                                            ========      =======      =======      =======      =======
  Revolving credit arrangement ........        2,400        2,400        2,300        2,200          -0-
  Obligations under capital leases ....          775        1,528        1,541        2,134        1,255
  Current liabilities .................       14,598       12,586       10,612       24,005       23,932
  Other liabilities ...................       17,172       17,106       16,951       18,002       16,542
                                            --------      -------      -------      -------      -------
       Total ..........................     $100,223      $98,481      $97,697      $96,689      $92,338
                                            ========      =======      =======      =======      =======


For the year ended August 31
(in thousands, except as to share
and per share data)                           1999          1998         1997         1996         1995
---------------------------------             ----          ----         ----         ----         ----
Operating revenues ....................     $ 81,710      $81,589      $87,484      $80,360      $74,870
Operating expenses:
  Cost of gas sold ....................       30,494       31,437       37,844       31,951       30,229
  Cost of sales - nonutility ..........       15,787       15,517       14,791       13,689       13,190
  Other operation and maintenance .....       19,246       19,553       19,524       19,379       18,288
  Depreciation ........................        3,398        3,274        3,143        2,956        2,685
  Taxes - other than Federal income ...        4,117        4,120        4,243        4,091        4,002
        - Federal income ..............        1,772        1,330        1,335        1,444          732
                                            --------      -------      -------      -------      -------
       Total ..........................       74,814       75,231       80,880       73,510       69,126
                                            ========      =======      =======      =======      =======
Operating income ......................        6,896        6,358        6,604        6,850        5,744
Other income - net ....................          299          289          423          460          115
Total interest charges ................        3,008        3,041        3,368        3,312        3,304
                                            --------      -------      -------      -------      -------
Net income ............................     $  4,187      $ 3,606      $ 3,659      $ 3,998      $ 2,555
                                            ========      =======      =======      =======      =======

Shares outstanding - average ..........    4,979,508    4,966,270    4,267,038    4,258,877    4,222,662
Shares outstanding - year-end .........    4,993,028    4,993,028    4,900,028    4,280,028    4,260,797
Basic and diluted earnings per share ..        $0.84        $0.73        $0.86        $0.94        $0.61
Dividends declared per share ..........        $0.75       $0.745       $0.735       $0.725        $0.71
Year-end book value per share .........        $7.17        $7.05        $7.00        $6.33        $6.10


                            Gas Operating Statistics

For the year ended August 31                1999      1998      1997      1996      1995
----------------------------                ----      ----      ----      ----      ----
Gas utility revenues (in thousands):
  Residential .........................   $35,323   $35,733   $37,340   $34,678   $30,606
  Commercial ..........................    14,735    14,792    16,267    14,891    13,212
  Industrial - firm ...................     5,174     5,697     8,156     7,314     8,011
  Industrial - seasonal ...............     1,934     2,072     3,605     3,335     3,507
  Transportation ......................     1,139       882       684       382       507
  Other ...............................       224       167       179       173       170
                                          -------   -------   -------   -------   -------
       Total ..........................   $58,529   $59,343   $66,231   $60,773   $56,013
                                          =======   =======   =======   =======   =======

Gas sold and transported-MMcf:
  Residential .........................     4,165     4,225     4,393     4,612     4,078
  Commercial ..........................     2,054     2,060     2,161     2,252     1,953
  Industrial - firm....................     1,024     1,133     1,440     1,391     1,338
  Industrial - seasonal ...............       692       648     1,110     1,047     1,298
  Transportation - firm ...............       543       346       -0-       -0-       -0-
  Transportation - seasonal ...........     4,442     4,895     5,043     3,273     4,419
                                          -------   -------   -------   -------   -------
       Total throughput ...............    12,920    13,307    14,147    12,575    13,086
  Company use and losses ..............       136        91       179       198       128
                                          -------   -------   -------   -------   -------
       Total ..........................    13,056    13,398    14,326    12,773    13,214
                                          =======   =======   =======   =======   =======
Gas received-MMcf:
  Liquid propane gas ..................       -0-       -0-        17        70       -0-
  Liquefied natural gas ...............       807       848       805       992       378
  Natural gas stored underground ......       980     1,009     1,373     1,348     1,156
  Pipeline natural gas ................     6,259     6,304     7,088     7,090     7,261
  Transportation gas ..................     5,010     5,237     5,043     3,273     4,419
                                          -------   -------   -------   -------   -------
       Total ..........................    13,056    13,398    14,326    12,773    13,214
                                          =======   =======   =======   =======   =======
Average number of customers:
  Residential .........................    57,249    57,001    56,048    55,676    55,186
  Commercial ..........................     5,651     5,626     5,448     5,333     5,212
  Industrial - firm....................       209       228       230       237       241
  Industrial - seasonal ...............        49        51        51        54        59
  Transportation ......................        14         4         3         2         2
                                          -------   -------   -------   -------   -------
       Total ..........................    63,172    62,910    61,780    61,302    60,700
                                          =======   =======   =======   =======   =======

Average revenue per
  residential customer ................      $617      $627      $666      $623      $555
Average use per
  residential customer-Mcf ............        73        74        78        84        74
Maximum daily throughput-Mcf ..........    71,152    69,564    72,675    70,904    65,619
Sales degree days .....................     5,763     5,797     6,191     6,369     5,820

                             Corporate Information


Annual Meeting and Proxies
The Annual Meeting of Stockholders will be held in Cumberland, Rhode Island, on December 14, 1999. Notice of the meeting and form of proxy along with this report are being mailed by the management to each holder of record of common stock on October 26, 1999.


Form 10-K
The Corporation is required to file an annual report on Form 10-K with the Securities and Exchange Commission which includes additional information concerning the Corporation and its operations. A copy of this report will be forwarded to you upon written request to Ms. Sharon Partridge, Vice President, Chief Financial Officer, Secretary & Treasurer, Valley Resources, Inc., 1595 Mendon Road, P. O. Box 7900, Cumberland, Rhode Island 02864-0700. Telephone:
(401) 334-1188.


Certified Public Accountants
Grant Thornton LLP
98 North Washington Street
Boston, Massachusetts  02114


Registrar & Transfer Agent
The Bank of New York
1-888-269-8845

Address Shareholder Inquiries To:
Shareholder Relations Department - 11E
P. O. Box 11258
Church Street Station
New York, NY 10286

E-Mail Address: Shareowner-svc@bankofny.com

The Bank of New York's Stock Transfer Website:
http://stock.bankofny.com

Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department - 11W
P. O. Box 11002
Church Street Station
New York, NY 10286


Stock Listing
The common stock of Valley Resources, Inc. is listed on the American Stock Exchange under the symbol VR and on the Boston Stock Exchange. Quotes of Valley Resources, Inc. common stock are listed in The Wall Street Journal and many daily newspapers among the AMEX stocks traded for the day.

                               Inside Back Cover


Directors                        Officers of the Corporation Other Offices
---------                        --------------------------- -------------

Ernest N. Agresti                Alfred P. Degen             David L. Hickerson
Retired Partner,                 Chairman, President &       President,
Edwards & Angell,                Chief Executive Officer     Morris Merchants,
Providence, Rhode Island                                     Inc.
                                 Richard G. Drolet
Melvin G. Alperin                Vice President,             Richard C. Hadfield
President,                       Information Systems &       Executive Vice
Brewster Industries,             Corporate Planning          President,
Pawtucket, Rhode Island                                      Morris Merchants,
                                 Charles K. Meunier          Inc.
C. Hamilton Davison              Vice President,
President & Chief                Operations                  Rosemary Platt
Executive Officer,                                           Controller,
Paramount Cards, Inc.,           Sharon Partridge            Morris Merchants,
Pawtucket, Rhode Island          Vice President,             Inc.
                                 Chief Financial Officer,
Don A. DeAngelis                 Secretary & Treasurer       Thomas A. Aubee
Vice Chairman & Chief                                        President
Executive Officer, Murdock       Jeffrey P. Polucha          Alternate Energy
Webbing Company, Inc.,           Vice President, Marketing   Corp.
Central Falls, Rhode Island      & Development

Alfred P. Degen                  James P. Carney
Chairman, President &            Assistant Vice President,
Chief Executive Officer,         Human Resources
Valley Resources, Inc.,
Cumberland, Rhode Island         William D. Mullin
                                 Assistant Vice President,
James M. Dillon                  Operations
Retired Director of Development, (effective October 1, 1999) The Roman Catholic Diocese,
Bridgeport, Connecticut          Alan H. Roy
                                 Assistant Vice President
Jonathan K. Farnum               Gas Supply
Chairman & President,
Wardwell Braiding                Robert A. Young
Machine Company,                 Assistant Vice President
Central Falls, Rhode Island      & Chief Engineer

John F. Guthrie, Jr.             Thomas E. Philbin
Vice President,                  Controller
The New England,
Boston, Massachusetts            Patricia A. Morrison
                                 Assistant Secretary
Eleanor M. McMahon, Ed.D.        Clerk, Morris Merchants, Inc.
Distinguished Visiting Professor,
A. Alfred Taubman Center for
Public Policy, Brown University,
Providence, Rhode Island



(Photo appears here)
Photo tag:  The Directors, officers, and employees of Valley Resources, Inc. &
            Subsidiaries wish to formally express our deep and genuine gratitude to Eleanor M. McMahon, Ed.D. for her valuable advice and wise counsel during her 15 years as a member of the Board of Directors.

                                   Back Cover

Logo and Address

Valley Resources, Inc. & Subsidiaries
1595 Mendon Road
P. O. Box 7900
Cumberland, Rhode Island 02864-0700
(401) 334-1188
http://www.valleyresources.com